As filed with the Securities and Exchange Commission on May 15, 2015

Registration No. 333-203891

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WINGSTOP INC.

(Exact name of registrant as specified in its charter)

Delaware	5812	47-3494862
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

5501 LBJ Freeway, 5th Floor,

Dallas, Texas 75240

(972) 686-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles R. Morrison

President and Chief Executive Officer

Wingstop Inc.

5501 LBJ Freeway, 5th Floor,

Dallas, Texas 75240

(972) 686-6500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Keith M. Townsend, Esq.	Marc D. Jaffe, Esq.
King & Spalding LLP	Ian D. Schuman, Esq.
1180 Peachtree Street, N.E.	Latham & Watkins LLP
Atlanta, GA 30309	885 Third Avenue
Telephone: (404) 572-4600	New York, NY 10022
Facsimile: (404) 572-5100	Telephone: (212) 906-1200
Facsimile: (212) 751-4864

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

Larger accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)(2)	Amount of registration fee(3)
Common Stock, par value $0.01 per share	$86,250,000	$10,022.25

(1)	Includes shares issuable upon exercise of the underwriters’ option to purchase additional shares from us and the selling stockholders. See “Underwriting.”
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.
(3)	Previously paid in connection with a prior filing of this Registration Statement on May 6, 2015.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement on Form S-1, or the Registration Statement, is being filed by Wingstop Inc., a newly formed Delaware corporation, or the Registrant, in connection with a proposed registered public offering of shares of its common stock. Prior to the completion of a reorganization, which will occur prior to the effective date of this Registration Statement, Wingstop Inc. is a direct, wholly-owned subsidiary of Wing Stop Holding Corporation, a Georgia corporation, which is currently the holding company for the business described in the prospectus that is part of this Registration Statement. In connection with the completion of the offering, Wing Stop Holding Corporation will merge with and into the Registrant, with the Registrant as the surviving corporation in the merger.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                     , 2015

             shares

Common stock

This is the initial public offering of Wingstop Inc. We are offering              shares of common stock and the selling stockholders identified in this prospectus are offering              shares of common stock. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders in this offering.

No public market currently exists for our shares. We intend to apply for listing of our common stock on The Nasdaq Global Select Market, or Nasdaq, under the symbol “WING.” The estimated initial public offering price is expected to be between $         and $         per share.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and will be subject to reduced public company reporting requirements. See “Prospectus Summary—Emerging Growth Company Status.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 18.

	Price to public	Underwriting discounts and commissions	Proceeds, before expenses to us (1)	Proceeds, before expenses to the selling stockholders
Per share	$	$	$	$
Total	$	$	$	$

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriters.”

The underwriters may also exercise their option to purchase up to an additional             shares of common stock from us and up to an additional              shares from the selling stockholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock on or about                     , 2015.

Morgan Stanley	Jefferies	Baird

Goldman, Sachs & Co.	Barclays	Wells Fargo Securities

                    , 2015

WELCOME TO WINGSTOP

We’re not in the wing business. We’re in the flavor business. It’s been our mission to serve the world flavor since we first opened shop in ‘94, and we’re just getting started.

It’s flavor that defines us. It inspires our fans and fuels their crave. It’s our unfair advantage and has made Wingstop one of the fastest growing brands in the restaurant industry. We’re tough to forget. Because when you crave wings, ordinary just won’t do.

THE WING
WING·STOP

GET AT IT.

WING·STOP
WING·STOP

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. Neither we, the selling stockholders, nor the underwriters (or any of our or their respective affiliates) authorized anyone to provide you with additional or different information. Neither we, the selling stockholders, nor the underwriters (or any of our or their respective affiliates) take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free-writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until                     , 2015 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

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MARKET DATA AND FORECASTS

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. The term “designated market area,” or “DMA,” refers to a geographic area as defined by Nielsen Media Research Company as a group of counties that make up a particular media market. Technomic, Inc. is a leading restaurant industry consulting and researching firm.

Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. None of the independent industry publications used in this prospectus were prepared on our behalf.

TRADEMARKS AND TRADE NAMES

This prospectus includes our trademarks, such as WING-STOP®; Wing-Stop—The Wing Experts; WINGSTOP; THE WING EXPERTS and THE BONELESS WING EXPERTS, which are protected under applicable intellectual property laws and are the property of Wingstop Inc. or its subsidiaries. Solely for convenience, trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names. This prospectus may also contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners.

BASIS OF PRESENTATION

Except where the context otherwise requires or where otherwise indicated, the terms “Wingstop,” “we,” “us,” “our,” “our company” and “our business” refer collectively to, prior to the completion of the reorganization described in this prospectus, Wing Stop Holding Corporation and its consolidated subsidiaries and, after the completion of the reorganization, Wingstop Inc. and its consolidated subsidiaries. On                     , 2015, Wing Stop Holding Corporation merged with and into Wingstop Inc., a newly formed, wholly owned Delaware subsidiary of Wing Stop Holding Corporation, with Wingstop Inc. as the surviving corporation in the merger. Wingstop Restaurants Inc. is an indirect wholly owned subsidiary of Wingstop Inc. and is the franchisor of all Wingstop franchised restaurants and the lessee, owner and operator of all company-owned restaurants. Accordingly, any references to “Wingstop,” “we,” “us,” “our,” “our company” or “our business” in the context of domestic and international franchising activities, domestic and international franchised restaurants and the leasing, ownership or operations of company-owned restaurants should be read as a reference to Wingstop Restaurants Inc. The term “selling stockholders” refers to the entities named herein (other than the company) that intend to sell shares in this offering. RC II WS LLC, a Georgia limited liability company, or RC II WS, is our majority stockholder.

Throughout this prospectus, we provide a number of key performance indicators used by management and typically used by our competitors in the restaurant industry, including same store sales, system-wide sales and average unit volume. Same store sales reflect the change in year-over-year sales for the same store base, which includes restaurants open for at least 52 weeks. System-wide sales include restaurant net sales at all company-owned restaurants and at all franchised restaurants, as reported by franchisees. While we do not record franchised restaurant sales as revenue, our royalty revenue is calculated based on a percentage of franchised restaurant sales, which generally range from 5.0% to 6.0% of gross sales net of discounts. Average unit volume, or AUV, consists of the average annual sales of all restaurants that have been open for a trailing 52-week period or longer. This

ii

measure is calculated by dividing sales during the applicable period for all restaurants being measured by the number of restaurants being measured. In this prospectus, we provide AUV for domestic restaurants and company-owned restaurants. Domestic AUV includes revenue from both company-owned and franchised restaurants, which are not owned by us. Unless otherwise indicated, references to domestic same store sales and domestic AUV include both domestic franchised restaurants and domestic company-owned restaurants. These and other key performance indicators are discussed in more detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.” In this prospectus, we also reference EBITDA and Adjusted EBITDA, which are non-GAAP financial measures. See “Prospectus Summary—Selected Historical Consolidated Financial and Other Data” for a discussion of EBITDA and Adjusted EBITDA, as well as a reconciliation of those measures to net income, the most directly comparable financial measure required by, or presented in accordance with, generally accepted accounting principles in the United States, or U.S. GAAP.

Our fiscal year ends on the last Saturday of each calendar year. Our most recent fiscal year ended on December 27, 2014. Fiscal years 2014, 2013 and 2012 were 52-week years, fiscal year 2011 was a 53-week year and fiscal years 2015 and 2016 are 52-week and 53-week years, respectively. References to fiscal years 2014, 2013 and 2012 and references to 2014, 2013 and 2012 are references to the fiscal years ended December 27, 2014, December 28, 2013 and December 29, 2012, respectively. Our fiscal quarters are comprised of 13 weeks each, except for 53-week fiscal years for which the fourth quarter will be comprised of 14 weeks, and end on the 13th Saturday of each quarter (14th Saturday of the fourth quarter, when applicable). For purposes of same store sales and AUV calculations in 53-week fiscal years, we do not include the 53rd week of the fiscal year.

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PROSPECTUS SUMMARY

This summary highlights significant aspects of our business and this offering that appear later in this prospectus, but it is not complete and does not contain all of the information that you should consider before making your investment decision. You should read carefully the entire prospectus, especially the information set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

OVERVIEW

#TheWingExperts

Wingstop is a high-growth franchisor and operator of restaurants that specialize in cooked-to-order, hand-sauced and tossed chicken wings. Founded in 1994 in Garland, Texas, we believe we pioneered the concept of wings as a “center-of-the-plate” item for all of our meal occasions. We offer our guests 11 bold, distinctive and craveable flavors on our bone-in and boneless chicken wings paired with hand-cut, seasoned fries and sides made fresh daily. Our menu is highly customizable for different dining occasions, and we believe it delivers a compelling value proposition for groups, families, and individuals. Our average transaction size in 2014 was $15.61, as a result of our large, value-oriented family packs, as well as meals for two and individual combo meals, which start at approximately $8. Additionally, carry-out orders constituted approximately 75% of our sales during the same time period. Our concept has received numerous accolades, including recognition in 2014 as the “Best Chicken Wings” in the U.S. by Food and Wine, the “#3 Fastest-Growing Chain” by Nation’s Restaurant News, and the “Best Franchise Deal in North America” by QSR Magazine.

We are the largest fast casual chicken wings-focused restaurant chain in the world, and have demonstrated strong, consistent growth on a national scale. We have sold approximately 4 billion wings over the last 20 years, as we grew to 745 restaurants across 37 states and 6 countries, as of March 28, 2015. Wings are our “center-of-the-plate” specialty. While other concepts include wings as add-on menu items or focus on wings in a bar or sports-centric setting, we are singularly focused on wings, fries and sides, which generate approximately 90% of our sales. We have broad and growing consumer appeal anchored by a sought after core demographic of 18-34 year old Millennials, which we believe is a loyal consumer group that dines at fast casual restaurants more frequently. Increasing customer loyalty and brand awareness have enabled us to deliver positive domestic same store sales for 11 consecutive years through 2014, while growing our restaurant count at a 15.3% compound annual growth rate, or CAGR, over the same timeframe.

As of March 28, 2015, our restaurant base was 97% franchised, with 726 franchised locations (including 45 international locations) and 19 company-owned restaurants. We believe our simple and efficient restaurant operating model, low initial cash investment and compelling restaurant economics help drive continued system growth through both existing and new franchisees. Our “wings, fries, sides, repeat” restaurant operating model requires few ingredients and easy preparation within a small, flexible real estate footprint. We believe we offer an attractive investment opportunity for our franchisees as evidenced by our domestic average sales-to-investment ratio of 2.9x and the 43.4% increase in domestic restaurant count since the end of 2011. We believe our asset-light, highly-franchised business model generates strong operating margins and requires low capital expenditures, creating shareholder value through strong and consistent free cash flow and capital-efficient growth.

#ExceptionalFinancialPerformance

We believe our bold flavors, compelling value proposition, strong base of franchisees, growing brand awareness and focused development strategy drive strong operating results, as illustrated by the following:

•	Domestic restaurant count has increased 43.4% since the end of 2011, with the pace of restaurant openings increasing each year;

•	We have grown domestic same store sales 11 consecutive years through 2014, which includes three-year cumulative domestic same store sales growth of 36.2% since 2011; and

•	On a year-over-year basis, for fiscal year 2014, our total revenue increased by 14.3% to $67.4 million, our Adjusted EBITDA increased by 25.0% to $24.4 million, our Adjusted EBITDA margin increased 310 basis points to 36.1%, and our net income increased by 19.3% to $9.0 million. For a reconciliation of Adjusted EBITDA, a non-GAAP metric, to net income, see “Summary Historical Consolidated Financial and Other Data.”

The graphs below highlight the consistency of our exceptional performance and growth across our key metrics, including restaurant expansion and system-wide sales, domestic same store sales and domestic AUV. Each of the graphs below include information regarding franchised restaurants and company-owned restaurants.

(1)	The percentage of system-wide sales attributable to company-owned restaurants for the fiscal years ended December 31, 2011, December 29, 2012, December 28, 2013 and December 27, 2014 was 6.0%, 5.8%, 5.2% and 4.3%, respectively. The remainder was generated by franchised restaurants, as reported by our franchisees. Our total revenue during the fiscal years ended December 31, 2011, December 29, 2012, December 28, 2013 and December 27, 2014 was $46.1 million, $51.6 million, $59.0 million and $67.5 million, respectively.

OUR STRENGTHS

#UnleashTheFlavor

Wingstop is the destination when our guests crave fresh, cooked-to-order wings with bold, layered flavors that touch all of the senses. People who prioritize flavor prioritize Wingstop—because it is more than a meal, it is a flavor experience. We speak in bold, distinctive and craveable flavors. Our dialect is our 11 proprietary flavors, presented here in order from most spicy to least:

Our diverse flavor offerings allow our guests to customize their experience. All of our wings are cooked-to-order, hand-sauced and tossed and served fresh to our guests for dine-in or carry-out. We never use heat lamps or microwaves in the preparation of our food. To complement our wings, we serve hand-cut, freshly-prepared seasoned fries, crafted from carefully-selected whole Russet potatoes. We complete the flavor experience with fresh carrots and celery and ranch and bleu cheese dips made from buttermilk in-house daily, as well as freshly-prepared side items, including coleslaw, bourbon baked beans, potato salad and freshly-baked yeast rolls. We believe our bold and distinctive flavors leave our guests craving more and create a differentiated and tailor-made flavor experience that drives repeat business and brand loyalty.

Our customizable menu and craveable flavors drive demand across multiple day-parts and occasions. Our 11 flavors, signature fries, freshly-prepared sides and numerous order options (eat-in / to go, individual / combo meals / family packs) allow guests to eat Wingstop during any occasion, whether it is a quick carry-out snack, dine-in dinner with friends or picking up a party size order for their favorite sporting event. Since our inception, we have received numerous accolades from both consumers and industry-leading publications for the quality of our food offering and strong brand appeal, including:

•	“Best Chicken Wings in the U.S.,” Food and Wine (2014); and

•	“Best Menu Variety and Best Craveability,” Nation’s Restaurant News (2014).

#CompellingUnitEconomics

We believe the growing popularity of the Wingstop experience and the operational simplicity of our restaurants translate into attractive economics at our franchised and company-owned locations. Our compelling franchisee investment opportunity has been recognized across the industry, including by QSR magazine, which in 2014 named us “The Best Franchise Deal in North America” amongst fast casual and QSR brands. Additionally, existing franchisees accounted for approximately 69% of franchised restaurants opened in 2013 and 2014, which we believe further underscores our restaurant model’s financial appeal.

Our restaurants do not generally experience a “honeymoon” period of higher sales upon opening, but instead typically build year over year. Our domestic AUV has grown consistently, achieving $1.07 million during fiscal year 2014. In addition, new restaurant sales volumes in the first year of operation have improved 43% since 2006, with the 2013 new restaurants openings averaging approximately $820,000 during their first 52 weeks of operations, accelerating our franchisees’ return on investment. Our restaurants are approximately 1,700 square feet on average and yield average sales per square foot of $631 based on 2014 domestic AUV due to the high average domestic carry-out mix of 75% in 2014. Our operational simplicity results in low labor costs, further improving the profitability of our concept. Our operating model targets a low average estimated initial investment of approximately $370,000, excluding real estate purchase or lease costs and pre-opening expenses. In year two of operation, we believe that, on average, our franchisees can achieve an unlevered cash-on-cash return, which is defined as restaurant-level operating profit after royalties and advertising fund contributions, divided by initial investment costs, of approximately 35% to 40%. We believe low entry costs and high returns provide a compelling investment opportunity for our franchisees that has helped drive the continued growth of our system.

#ProvenPortability

Our concept is successful across the United States, with restaurants operating in 37 states across varying geographic regions, population densities and real estate settings. We have had positive same store sales growth across a wide variety of major markets over the last three years, including Dallas / Ft. Worth, Los Angeles, the San Francisco Bay area, Chicago, Houston, San Antonio, Miami, Denver, Sacramento and Memphis. Broad appeal and the simplicity of our restaurant operating model have supported our success across the country. While our concept has succeeded in a variety of real estate formats and locations, our preferred real estate site is an in-line or end-cap retail strip center location available in most shopping centers. The flexibility of our real estate model coupled with the broad appeal of our food has enabled us and our franchisees to locate profitable restaurants in both urban and suburban areas throughout the country. Accordingly, we believe our concept is well-positioned for continued system growth in both existing and new markets.

#SocialEngagement

We believe we have developed a broad, loyal and diverse guest base which is attracted to Wingstop by the unique flavor experience, product quality, brand personality and the convivial nature of eating wings. While we appeal to a broad demographic, we have been particularly successful at actively engaging the coveted Millennial consumer. Millennials leverage technology via smartphones and social media to connect with each other, search out dining experiences and voice their opinions, and we engage them on all of these fronts. We take pride in connecting with our guests, both inside and outside of our restaurants.

We believe much of our growth is attributable to our focus on meaningful consumer engagement, fueled by social media. We actively engage our core audience in conversation through key social media channels, which in turn drives our editorial calendar and advertising content. As of March 28, 2015, we had 908,196 Facebook followers, 93,942 Twitter followers and 26,705 Instagram followers, representing year-over-year growth of 137%, 220% and 425%, respectively. According to a report published by Forbes in November 2014, 30% of our almost 1 million followers across all social media platforms engage with our content over a period of 30 days, compared to an average 3% for the top 25 restaurants in social media cited in the same study. Our social game is just as strong as our wing game and we believe that this continues to inspire brand loyalty and repeat visits to our restaurants.

#StrengthInNumbers

We have demonstrated a consistent track record of strong financial performance:

•	Domestic same store sales increased 13.8% in 2012, 9.9% in 2013 and 12.5% in 2014, representing three year cumulative domestic same store sales growth of 36.2%, driven primarily by an increase in transactions, which demonstrates the growing awareness and popularity of our brand;

•	Our domestic same store sales growth is even more meaningful given that we have had 11 consecutive years of positive same store sales;

•	From 2012 to 2014, our system-wide sales increased from $457 million to $679 million, which represents growth of 48.4% over the period;

•	Total revenue increased from $51.6 million in 2012, to $59.0 million in 2013, to $67.4 million in 2014, our Adjusted EBITDA increased from $15.6 million, to $19.5 million, to $24.4 million, respectively, and our net income grew from $3.6 million, to $7.5 million, to $9.0 million, respectively; and

•	From 2012 to 2014, our Adjusted EBITDA margin increased from 30.3% in 2012, to 33.0% in 2013, to 36.1% in 2014, while our capital expenditures were 3.1%, 3.6% and 2.2% of revenue, respectively, leading to high cash flow conversion.

#OurCrew

Our strategic vision and results-driven culture are directed by our executive management team under the leadership of our President and Chief Executive Officer, Charlie Morrison. Charlie joined Wingstop in 2012, bringing more than 20 years of experience in the restaurant and multi-unit retail industry, including leadership positions at Pizza Hut, Boston Market, Kinko’s, Steak & Ale and, most recently, Rave Restaurant Group, where he served as Chief Executive Officer and led the creation of the award winning Pie Five restaurant concept. Charlie is supported by a strong executive team with significant retail and restaurant experience. Bill Engen, our Chief Operating Officer, previously was the Senior Vice President of Eastern Operations at 7-Eleven, overseeing approximately 4,000 stores. Our Chief Financial Officer, Mike Mravle, came to us from Bloomin’ Brands, where he was the Chief Financial Officer of the U.S. segment. Heading up our marketing efforts is Flynn Dekker, who has over 20 years of experience and was previously the Chief Marketing Officer of Fogo de Chao and Rave Restaurant Group. Dave Vernon, our Chief Development Officer, joined us from Sonic Corporation, where he was Vice President of Franchise Sales, and brings 25 years of experience in the restaurant industry to oversee our franchise development efforts. Jay Young, our General Counsel, joined us from CEC Entertainment Inc., the parent company of Chuck E. Cheese, where he was Senior Vice President and General Counsel. Completing our executive team is Stacy Peterson, our Chief Information Officer, who has over 15 years of information technology experience at multi-unit retailers, including Blockbuster and Kinko’s. We believe our management team is a key driver of our success and positions us well for long-term growth.

OUR GROWTH STRATEGY

#SpreadOurWings

We believe that there is significant opportunity to expand in the United States, and we intend to focus our efforts on increasing our geographic penetration in both existing and new markets. We believe our highly-franchised model positions us for continued strong unit growth over the medium and long-term. We expect high franchisee demand for our brand, supported by compelling unit economics, operational simplicity, low entry costs and flexible real estate profile, to drive domestic restaurant growth. Based on our internal analysis, we believe there is opportunity for our brand to grow to approximately 2,500 restaurants across the United States.

We intend to achieve our domestic restaurant potential by expanding in our existing markets, where we believe we have the opportunity to more than double our current restaurant count. In addition, we will continue to expand into new markets. Our “inside out” domestic market expansion strategy focuses our initial development in urban centers where our core demographic is most densely populated and then builds outward into suburban areas as our brand awareness grows in the market. We have a robust domestic development pipeline including 503 total commitments to open new franchised restaurants as of December 27, 2014. Approximately 63% of our current domestic commitments are from existing franchisees, supporting the attractiveness of our restaurant business model as well as our positive franchisor / franchisee relationships. We believe that our highly-franchised business model provides a platform for continued growth as it allows us to focus on our core strengths of flavor innovation, marketing and guest engagement, and franchisee selection and support, while growing our restaurant presence and brand recognition with limited capital investment by us.

We also believe that there is significant international growth opportunity. We opened our first international location in Mexico in 2009. As of March 28, 2015, we had 45 international restaurants located in Indonesia, Mexico, the Philippines, Russia and Singapore, all of which were franchised. In 2014, we opened 20 international locations. We had 310 international restaurant commitments as of December 27, 2014, and our first location in the United Arab Emirates opened in April 2015. We believe that our restaurant operating model will translate well internationally based on our small real estate footprint, our simplicity of operations, the universal and broad appeal of chicken, and our ability to customize our wide variety of flavors to local tastes.

#KeepItGrowing

•	Flavor Innovation

We plan to leverage flavor innovation to drive restaurant traffic and social media engagement. We do not have limited time offers; instead, we have limited time “flavor events” that pique our guests’ interest and drive frequency of visit. We approach additions to our menu as a conversation between us and our guests and make changes only after intense scrutiny in our test kitchen. For example, our Mango Habanero flavor was introduced as a limited time flavor event. When the flavor event ended, overwhelming demand from our highly-engaged social following to bring it back influenced us to return it to the menu as a permanent flavor. We do not believe in “off-the-shelf” flavors and are careful not to crowd the menu with too many flavors or any flavors the development of which has not received the attention and care that our guests expect. We anticipate that our powerful and selective flavor innovation will continue to drive domestic same store sales growth.

•	Improve Efficiency to Drive Sales

We are making focused investments in technology and restaurant design to increase the efficiency of our model and drive increased revenue. We are in the process of rolling out a single integrated point-of-sale system, or POS system. We also launched an updated online ordering system and mobile ordering application, or app, in 2014, that simplifies the ordering process and integrates into our POS system, uniting online and register ordering across our system for the first time. We believe that we can continue to grow sales through integration of orders through our website and app. As an example, since the implementation of our new online ordering platform and app in September 2014, online ordering increased from less than 7% of sales during the nine months preceding the launch of the new online ordering platform and app to over 11% of sales during the first quarter of 2015. Additionally, average transaction size for online orders is approximately $4 higher than the average for all other orders. As guests’ ordering preferences continue to shift online, we will implement a new front counter design in our existing and new restaurants, creating a dedicated queuing area for guests to efficiently pick up their prepaid online orders.

•	Grow Brand Awareness

We believe our strong domestic same store sales growth has been supported by growing brand awareness as our concept has expanded. Franchisees in our 13 most penetrated markets have formed advertising co-ops at our direction to leverage their collective local marketing spend to buy traditional and digital media more efficiently. As our restaurant base continues to grow and we further penetrate existing and new markets, we expect to add more advertising co-ops in markets where efficient media purchasing can be achieved. Over time, we believe increased marketing funds contributed to our ad fund combined with local co-op spending will yield sufficient funds to efficiently purchase traditional and digital media nationally to further expand our brand recognition.

•	Leverage Social Media

We expect that our advertising will become more cost-effective and drive system-wide revenue more efficiently as we grow in scale and further increase our use of social media to activate interest from our guests. We believe social media is a cost-effective way of targeting existing and new guests, as we do not have to purchase as much advertising through more expensive forms of traditional media. Furthermore, we believe that our strong and growing social media presence will drive more orders through our online portals.

#CreateShareholderValue

We expect our asset-light, highly-franchised business model to generate strong operating margins and consistent free cash flow as a result of low capital expenditures and working capital needs. As we execute our growth strategy, we believe we will continue to grow revenue and leverage our cost infrastructure, generating continued earnings growth and strong free cash flow, which will create additional equity value for our shareholders.

CORPORATE AND OTHER INFORMATION

The first Wingstop restaurant opened in July 1994. Our operating company, Wingstop Restaurants Inc., was incorporated in November 1996 and began offering franchises for Wingstop restaurants in May 1997. The first franchised restaurant opened in April 1998. On April 9, 2010, Wingstop Holdings, Inc., the holding company for Wingstop Restaurants Inc., was acquired by Wing Stop Holding Corporation. As of March 28, 2015, we were the franchisor of 726 restaurants and owned and operated 19 restaurants for a total of 745 system-wide restaurants in 37 states and 6 countries.

Our principal executive offices are located at 5501 LBJ Freeway, 5th Floor, Dallas, Texas 75240, and our telephone number at that address is (972) 686-6500. Our website is located at www.wingstop.com. Our website, and the information on our website, is neither part of this prospectus nor incorporated by reference herein.

THE REORGANIZATION

Wingstop Inc. was incorporated in Delaware on March 18, 2015, as a wholly owned subsidiary of Wing Stop Holding Corporation. On                     , 2015, Wing Stop Holding Corporation merged with and into Wingstop Inc., with Wingstop Inc. as the surviving corporation in the merger.

Pursuant to the merger, each holder of Wing Stop Holding Corporation common stock received              shares of common stock of Wingstop Inc. for each one share of Wing Stop Holding Corporation and each option to purchase common stock of Wing Stop Holding Corporation was assumed by Wingstop Inc. and converted into an option to purchase              shares of common stock of Wingstop Inc. for each one share of Wing Stop Holding Corporation with the remaining terms of each such option remaining unchanged, except as was necessary to reflect the reorganization.             shares of Wing Stop Holding Corporation common stock were converted into             shares of common stock of Wingstop Inc. in connection with the reorganization. The Wing Stop Holding Corporation shares were then cancelled and retired. The following chart illustrates our organizational structure upon completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock:

(1)	The franchisor of all Wingstop franchised restaurants and the lessee, owner and operator of all company-owned restaurants.

RISK FACTORS

Investing in our common stock involves substantial risk, and our ability to successfully operate our business is subject to numerous risks, including those that are generally associated with our industry. Any of the risks set forth in this prospectus under the heading “Risk Factors” may limit our ability to successfully execute our business strategy. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific risks set forth in this prospectus under the heading “Risk Factors” in deciding whether to invest in our common stock. The following is a summary of some of the principal risks we face:

•	if we fail to successfully implement our growth strategy, which includes opening new domestic and international restaurants, our ability to increase our revenue and operating profits could be adversely affected;

•	our financial results are affected by the operating results of our and our franchisees existing restaurants;

•	our results of operations and growth strategy depend in significant part on the success of our franchisees, and we are subject to a variety of additional risks associated with our franchisees;

•	if we fail to identify, recruit and contract with a sufficient number of qualified franchisees, our ability to open new franchise restaurants and increase our revenue could be materially adversely affected;

•	our franchisees could take actions that could harm our business;

•	interruptions in the supply of product to company-owned restaurants and franchisees could adversely affect our revenue;

•	our success depends on our ability to compete with many other restaurants;

•	reliance on past increases in our domestic same store sales or our average weekly sales as an indication of our future results of operations;

•	our quarterly operating results may fluctuate significantly, resulting in a decline in our stock price; and

•	expansion into new markets presents increased risks.

EMERGING GROWTH COMPANY STATUS

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, which permits us to elect not to be subject to certain disclosure and other requirements that otherwise would have been applicable to us had we not been an “emerging growth company.” These provisions include:

•	only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	reduced disclosure about our executive compensation arrangements;

•	no requirement for non-binding advisory votes on executive compensation or golden parachute arrangements; and

•	exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting.

We may take advantage of these exemptions for up to five years or such earlier time as we are no longer an “emerging growth company.” We will qualify as an “emerging growth company” until the earliest of (1) the last day of our fiscal year following the fifth anniversary of the date of completion of this offering, (2) the last day of our fiscal year in which we have annual gross revenue of $1.0 billion or more, (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt, and (4) the last day of the fiscal year in which we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an “emerging growth company” until as late as December 26, 2020.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

PRINCIPAL STOCKHOLDER

Roark Capital Partners II, LP and Roark Capital Partners Parallel II, LP, which we refer to in this prospectus, along with RC II WS (but excluding us and other companies that they own as a result of their investment activity), as Roark, are part of an Atlanta-based private equity firm with over $6 billion in equity capital commitments raised since inception. Roark and its affiliates invest primarily in consumer, business and environmental service companies with a specialization around franchised and multi-unit business models in the retail, restaurant and consumer services sectors. Immediately prior to this offering, Roark beneficially owned     % of our outstanding common stock, and will beneficially own approximately     % of our common stock immediately following consummation of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock. Therefore, Roark will be able to have a significant effect over fundamental and significant corporate matters and transactions. For example, we currently expect that, following this offering, four of the seven members of our board of directors will be employees of Roark Capital Management, LLC, which is an affiliate of Roark, and that our amended and restated certificate of incorporation will provide that the doctrine of corporate opportunity will not apply against Roark, or any of our directors who are employees of or affiliated with Roark. Accordingly, the interests of Roark may supersede ours, causing it or its affiliates to compete against us or to pursue opportunities instead of us, for which we have no recourse. We also expect to be a “controlled company” under Nasdaq corporate governance standards and to take advantage of the corporate governance exceptions related thereto. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock.”

THE OFFERING

Common stock offered by us	shares (or shares if the underwriters’ option to purchase additional shares from us is exercised in full).

Common stock offered by the selling stockholders	shares (or shares if the underwriters’ option to purchase additional shares from the selling stockholders is exercised in full).

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters’ option to purchase additional shares from us is exercised in full).

Underwriters’ option to purchase additional shares of common stock	The underwriters may also exercise their option to purchase up to an additional shares of common stock from us and up to an additional shares of common stock from the selling stockholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.

Use of proceeds	We estimate, based upon an assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus) we will receive proceeds from the offering of approximately $ million (or $ million if the underwriters exercise their option to purchase additional shares from us in full), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the proceeds from this offering (i) for the repayment of debt, (ii) to pay a fee in connection with the termination of our management agreement with Roark Capital Management, LLC and (iii) other general corporate purposes. See “Use of Proceeds.” We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders.

Principal stockholder	Upon completion of this offering, RC II WS will continue to own a controlling interest in us. Accordingly, we currently intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of Nasdaq.

Dividend policy	We currently expect to retain all future earnings, if any, for use in the operation and expansion of our business and repayment of debt; therefore, we do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy” below.

Directed share program

At our request, the underwriters have reserved     % of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. If these persons purchase shares, this will reduce the number of shares available for sale to the public.

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” of this prospectus and all other information set forth in this prospectus before investing in our common stock.

Proposed Nasdaq ticker symbol	“WING”

Unless otherwise indicated, all information in this prospectus relating to the number of shares of common stock that will be outstanding following this offering:

•	gives effect to the reorganization;

•	excludes shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $ per share;

•	excludes shares reserved for future issuance under our new equity compensation plan;

•	assumes no exercise of the underwriters’ option to purchase additional shares from us and the selling stockholders; and

•	an initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus).

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

Wingstop Inc. was incorporated in Delaware on March 18, 2015. Prior to the completion of the reorganization, Wingstop Inc. had no material assets. On                     , 2015, Wing Stop Holding Corporation merged with and into Wingstop Inc., with Wingstop Inc. as the surviving corporation in the merger. Following the reorganization, the consolidated financial statements of Wingstop Inc. will reflect the assets, liabilities and results of operations of Wing Stop Holding Corporation, but for historical periods, the consolidated financial statements included in this prospectus are those of Wing Stop Holding Corporation. Accordingly, the following tables set forth the summary historical consolidated financial and other data of Wing Stop Holding Corporation for the periods and as of the dates indicated.

We derived the financial information for the thirteen weeks ended March 28, 2015 and March 29, 2014 from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. We derived the financial information for the fiscal years ended December 27, 2014, December 28, 2013 and December 29, 2012 from our audited consolidated financial statements, which are included elsewhere in this prospectus.

Wingstop utilizes a 52- or 53-week fiscal year that ends on the last Saturday of the calendar year. The fiscal years ended December 27, 2014, December 28, 2013 and December 29, 2012 included 52 weeks. The first three quarters of our fiscal year consist of 13 weeks and our fourth quarter consists of 13 weeks for 52-week fiscal years and 14 weeks for 53-week fiscal years.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with “Risk Factors,” “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and each of their related notes included elsewhere in this prospectus.

	Thirteen weeks ended		Year ended
(in thousands)	March 28, 2015	March 29, 2014	December 27, 2014	December 28, 2013	December 29, 2012
Consolidated Statements of Operations Data:
Revenue:
Royalty revenue and franchise fees	$11,157	$8,659	$38,032	$30,202	$25,057
Company-owned restaurant sales	7,869	8,015	29,417	28,797	26,534

Total revenue	19,026	16,674	67,449	58,999	51,591

Cost and expenses:
Cost of sales	5,736	5,311	20,473	22,176	21,262
Selling, general and administrative	7,676	4,761	26,006	18,913	15,896
Depreciation and amortization	663	815	2,904	3,030	2,930
Earn-out obligation	—	—	—	—	2,500

Total costs and expenses	14,075	10,887	49,383	44,119	42,588

Operating income	4,951	5,787	18,066	14,880	9,003
Interest expense, net	787	1,016	3,684	2,863	2,431
Other (income) expense, net	29	23	84	(6)	(8)

Income before income tax expense	4,135	4,748	14,298	12,023	6,580
Income tax expense	1,581	1,764	5,312	4,493	3,000

Net income	$2,554	$2,984	$8,986	$7,530	$3,580

Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	2,520	5,763	$14,370	$10,906	$10,421
Net cash provided by (used in) investing activities	(99)	707	(363)	(2,144)	(1,447)
Net cash provided by (used in) financing activities	(9,242)	198	(7,457)	(9,842)	(6,902)

Net increase (decrease) in cash and cash equivalents	$(6,821)	$6,668	$6,550	$(1,080)	$2,072

	Thirteen weeks ended		Year ended
(in thousands, except share, per share and unit data)	March 28, 2015	March 29, 2014	December 27, 2014	December 28, 2013	December 29, 2012
Per Share Data:
Earnings per share:
Basic	$ 0.05	$0.06	$0.19	$0.16	$0.08
Diluted	$ 0.05	$0.06	0.19	0.16	0.08
Weighted average shares outstanding:
Basic	47,956	47,011	47,423	46,179	45,405
Diluted	48,518	47,765	48,002	47,015	46,236
Pro forma earnings per share (1):
Basic and diluted
Diluted

Selected Other Data (2):
Number of system-wide restaurants open at end of period	745	627	712	614	546
Number of domestic company restaurants open at end of period	19	19	19	24	23
Number of domestic franchise restaurants open at end of period	681	587	652	569	510
Number of international franchise restaurants open at end of period	45	21	41	21	13
System-wide sales (3)	$199,217	$162,764	$678,771	$549,904	$457,315
Domestic restaurant AUV	N/A	N/A	$1,073	$974	$902
Company-owned domestic AUV	N/A	N/A	$1,504	$1,206	$1,126
Number of restaurants opened (during period)	34	14	102	74	57
Number of restaurants closed (during period)	1	1	4	6	10
Company-owned restaurants refranchised (during period)	—	—	5	—	1
EBITDA (4)	$ 5,585	$6,579	$20,886	$17,916	$11,941
Adjusted EBITDA (4)	$ 7,194	$6,715	$24,378	$19,495	$15,615
Adjusted EBITDA margin (5)	37.8%	40.3%	36.1%	33.0%	30.3%
Same Store Sales Data (6):
Domestic same store base (end of period)	603	538	589	527	482
Change in domestic same store sales	10.7%	9.7%	12.5%	9.9%	13.8%

	As of March 28, 2015
		(unaudited)
(in thousands)	Actual	Pro forma (7)	Pro forma as adjusted (8)(9)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,902
Total assets	114,071
Total long-term debt, net of current	127,531
Total stockholders’ equity (deficit)	(54,048)

(1)	See note 18 to our audited consolidated financial statements.
(2)	See the definitions of key performance indicators under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.”

(3)	The percentage of system-wide sales attributable to company-owned restaurants was 3.9% and 4.9% for the thirteen weeks ended March 28, 2015 and March 29, 2014, respectively, and was 4.3%, 5.2% and 5.8% for the fiscal years ended December 27, 2014, December 28, 2013 and December 29, 2012, respectively. The remainder was generated by franchised restaurants, as reported by our franchisees.
(4)	EBITDA and Adjusted EBITDA are supplemental measures of our performance that are not required by, or presented in accordance with, U.S. GAAP. EBITDA and Adjusted EBITDA are not measurements of our financial performance under U.S. GAAP and should not be considered as an alternative to net income or any other performance measure derived in accordance with U.S. GAAP, or as an alternative to cash flows from operating activities as a measure of our liquidity.

We define “EBITDA” as net income before interest expense, net, income tax expense, and depreciation and amortization. We define “Adjusted EBITDA” as EBITDA further adjusted for management fees and expense reimbursement, transaction costs, gains and losses on the disposal of assets, stock-based compensation expense and earn-out obligation. We caution investors that amounts presented in accordance with our definitions of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by our competitors, because not all companies and analysts calculate EBITDA and Adjusted EBITDA in the same manner. We present EBITDA and Adjusted EBITDA because we consider them to be important supplemental measures of our performance and believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Management believes that investors’ understanding of our performance is enhanced by including these non-GAAP financial measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation and amortization, as well as items that are not part of normal day-to-day operations of our business.

Management uses EBITDA and Adjusted EBITDA:

•	as a measurement of operating performance because they assist us in comparing the operating performance of our restaurants on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;

•	to evaluate the performance and effectiveness of our operational strategies;

•	to evaluate our capacity to fund capital expenditures and expand our business; and

•	to calculate incentive compensation payments for our employees, including assessing performance under our annual incentive compensation plan and determining the vesting of performance shares.

By providing these non-GAAP financial measures, together with a reconciliation to the most comparable GAAP measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives. Items excluded from these non-GAAP measures are significant components in understanding and assessing financial performance. In addition, the instruments governing our indebtedness use EBITDA (with additional adjustments) to measure our compliance with covenants such as fixed charge coverage, lease adjusted leverage and debt incurrence. EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation, or as an alternative to, or a substitute for net income or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	such measures do not reflect changes in, or cash requirements for, our working capital needs;

•	such measures do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	such measures do not reflect our tax expense or the cash requirements to pay our taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using these non-GAAP measures only supplementally. As noted in the table below, Adjusted EBITDA includes adjustments for transaction costs, gains and losses on disposal of assets and stock-based compensation, among other items. It is reasonable to expect that these items will occur in future periods. However, we believe these adjustments are appropriate because the amounts recognized can vary significantly from period to period, do not directly relate to the ongoing operations of our restaurants and complicate comparisons of our internal operating results and operating results of other restaurant companies over time. In addition, Adjusted EBITDA includes adjustments for other items that we do not expect to regularly record following this offering, such as management fees and expense reimbursement. Each of the normal recurring adjustments and other adjustments described in this paragraph and in the reconciliation table below help management with a measure of our core operating performance over time by removing items that are not related to day-to-day operations.

The following table reconciles EBITDA and Adjusted EBITDA to the most directly comparable U.S. GAAP financial performance measure, which is net income:

	Thirteen weeks ended		Year ended
(in thousands)	March 28, 2015	March 29, 2014	December 27, 2014	December 28, 2013	December 29, 2012
Net income	$2,554	$2,984	$8,986	$7,530	$3,580
Interest expense, net	787	1,016	3,684	2,863	2,431
Income tax expense	1,581	1,764	5,312	4,493	3,000
Depreciation and amortization	663	815	2,904	3,030	2,930

EBITDA	$5,585	$6,579	$20,886	$17,916	$11,941

Management fees (a)	117	114	449	436	422
Transaction costs (b)	1,303	5	2,169	395	308
Gains and losses on disposal of assets (c)	—	(86)	(86)	—	(20)
Stock-based compensation expense (d)	189	103	960	748	464
Earn-out obligation (e)	—	—	—	—	2,500

Adjusted EBITDA	$7,194	$6,715	$24,378	$19,495	$15,615

(a)	Includes management fees and other out-of-pocket expenses paid to Roark Capital Management, LLC.
(b)	Represents costs and expenses related to refinancings of our credit agreement and our initial public offering.
(c)	Represents non-cash gains and losses resulting from the sale of company-owned restaurants to a franchisee and associated goodwill impairment.

(d)	Includes non-cash, stock-based compensation.
(e)	Represents an earn-out payment made to our prior owner based on us achieving revenue benchmarks specified in the acquisition agreement governing our purchase. There are no further obligations related to the earn-out remaining under the acquisition agreement.
(5)	Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to total revenue. We present Adjusted EBITDA margin because it is used by management as a performance measurement of Adjusted EBITDA generated from total revenue. See footnote 4 above for a discussion of Adjusted EBITDA as a non-GAAP measure and a reconciliation of net income to EBITDA and Adjusted EBITDA.
(6)	We define the domestic same store base to include those domestic restaurants open for at least 52 full weeks. Change in domestic same store sales reflects the change in year-over-year sales for the domestic same store base.
(7)	The pro forma balance sheet data gives effect to the reorganization.
(8)	The pro forma as adjusted balance sheet data gives effect to the pro forma adjustments above and (i) the sale by us of shares of our common stock in this offering at an assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus) after deducting estimated underwriting discounts and commissions and offering expenses paid by us and (ii) the application of the net proceeds from this offering to us as described under “Use of Proceeds.”
(9)	Each $1.00 increase or decrease in the assumed initial public offering price of $ per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease each of cash and cash equivalents and total stockholders’ equity (deficit) on a pro forma as adjusted basis by approximately $ million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Risks Related to Our Business

If we fail to successfully implement our growth strategy, which includes opening new restaurants, our ability to increase our revenue and operating profits could be adversely affected.

Our growth strategy relies substantially upon new restaurant development by existing and new franchisees. While we believe there is opportunity for our brand to grow to up to approximately 2,500 domestic restaurants over the long term, we do not currently target a specific number of annual new restaurant openings over a multi-year period. Therefore, we cannot predict the time period over which we can achieve this level of domestic restaurant growth or whether we will achieve this level of growth at all. In addition, we and our franchisees face many challenges in opening new restaurants, including:

•	availability of financing;

•	selection and availability of suitable restaurant locations;

•	competition for restaurant sites;

•	negotiation of acceptable lease and financing terms;

•	securing required governmental permits and approvals;

•	consumer tastes in new geographic regions and acceptance of our products;

•	employment and training of qualified personnel;

•	impact of inclement weather, natural disasters, and other acts of nature;

•	general economic and business conditions; and

•	the general legal and regulatory landscape in which we and our restaurants operate.

In particular, because the majority of our new restaurant development is funded by franchisee investment, our growth strategy is dependent on our franchisees’ (or prospective franchisees’) ability to access funds to finance such development. We do not provide our franchisees with direct financing and therefore their ability to access borrowed funds generally depends on their independent relationships with various financial institutions. Some of our existing franchisees utilize loans guaranteed by the U.S. Small Business Administration, or SBA, which guarantees loans made by financial institutions to small businesses in the U.S., including franchisees. If SBA guaranteed loans are no longer available to our franchisees (or potential franchisees), their ability to obtain the requisite financing at attractive rates, or at all, could be adversely affected. Moreover, if our franchisees (or prospective franchisees) are not able to obtain financing from any source at commercially reasonable rates, or at all, they may be unwilling or unable to invest in the development of new restaurants, and our future growth could be adversely affected.

To the extent our franchisees are unable to open new restaurants as we anticipate, our revenue growth would come primarily from growth in comparable store sales. Our failure to add a significant number of new restaurants or grow domestic same store sales would adversely affect our ability to increase our revenue and operating income and could materially and adversely harm our business and operating results.

Our business and results of operations depend significantly upon the success of our and our franchisees’ existing restaurants.

Our business and results of operations are significantly dependent upon the success of our franchisees and our company-owned restaurants. We and our franchisees may be adversely affected by:

•	declining economic conditions;

•	increased competition in the restaurant industry;

•	changes in consumer tastes and preferences;

•	demographic trends;

•	customers’ budgeting constraints;

•	customers’ willingness to accept menu price increases;

•	adverse weather conditions;

•	our reputation and consumer perception of our concepts’ offerings in terms of quality, price, value and service; and

•	customers’ experiences in our restaurants.

Our company-owned restaurants and our franchisees are also susceptible to increases in certain key operating expenses that are either wholly or partially beyond our control, including:

•	food, particularly bone-in chicken wings, which we do not or cannot effectively hedge;

•	labor costs, including wage, workers’ compensation, minimum wage requirements, health care and other benefits expenses;

•	rent expenses and construction, remodeling, maintenance and other costs under leases for our existing and new restaurants;

•	compliance costs as a result of changes in legal, regulatory or industry standards;

•	energy, water and other utility costs;

•	insurance costs;

•	information technology and other logistical costs; and

•	expenses associated with legal proceedings and regulatory compliance.

Our business and results of operations depend in significant part on the future performance of existing and new franchise restaurants, and we are subject to a variety of additional risks associated with our franchisees.

A substantial portion of our revenue comes from royalties generated by our franchised restaurants. We anticipate that franchise royalties will represent a substantial part of our revenue in the future. As of March 28, 2015, we had 264 domestic franchisees operating 681 domestic restaurants and 6 international franchisees operating 45 international restaurants. Our largest franchisee operated 46 restaurants and our top 10 franchisees operated a total of 186 restaurants as of March 28, 2015. Accordingly, we are reliant on the performance of our franchisees in successfully operating their restaurants and paying royalties to us on a timely basis. Our franchise system subjects us to a number of risks, any one of which may impact our ability to collect royalty payments from our franchisees, may harm the goodwill associated with our franchise, and may materially adversely affect our business and results of operations.

Our franchisees are an integral part of our business. We may be unable to successfully implement our growth strategy without the participation of our franchisees. Franchisees may fail to participate in our marketing initiatives, which could materially adversely affect their sales trends, average weekly sales and results of operations. The failure of our franchisees to focus on the fundamentals of restaurant operations, such as quality, service and cleanliness, would have a negative impact on our success. In addition, if our franchisees fail to renew their franchise agreements, our royalty revenue may decrease which in turn could materially and adversely affect our business and operating results. It also may be difficult for us to monitor our international franchisees’ implementation of our growth strategy due to our lack of personnel in the markets served by such franchisees.

Furthermore, a bankruptcy of any multi-unit franchisee could negatively impact our ability to collect payments due under such franchisee’s franchise agreements. In a franchisee bankruptcy, the bankruptcy trustee may reject its franchise agreements pursuant to Section 365 under the United States bankruptcy code, in which case there would be no further royalty payments from such franchisee. There can be no assurance as to the proceeds, if any, that may ultimately be recovered in a bankruptcy proceeding of such franchisee in connection with a damage claim resulting from such rejection.

If we fail to identify, recruit and contract with a sufficient number of qualified franchisees, our ability to open new franchised restaurants and increase our revenue could be materially adversely affected.

The opening of additional franchised restaurants depends, in part, upon the availability of prospective franchisees who meet our criteria. We may not be able to identify, recruit or contract with suitable franchisees in our target markets on a timely basis or at all. In addition, our franchisees may not ultimately be able to access the financial or management resources that they need to open the restaurants contemplated by their agreements with us, or they may elect to cease restaurant development for other reasons. If we are unable to recruit suitable franchisees or if franchisees are unable or unwilling to open new restaurants as planned, our growth may be slower than anticipated, which could materially adversely affect our ability to increase our revenue and materially adversely affect our business, financial condition and results of operations.

Our franchisees could take actions that could harm our business.

Our franchisees are contractually obligated to operate their restaurants in accordance with the operations, safety, and health standards set forth in our agreements with them and applicable laws. However, although we will attempt to properly train and support all of our franchisees, franchisees are independent third parties whom we do not control. The franchisees own, operate, and oversee the daily operations of their restaurants, and their employees are not our employees. Accordingly, their actions are outside of our control. Although we have developed criteria to evaluate and screen prospective franchisees, we cannot be certain that our franchisees will have the business acumen or financial resources necessary to operate successful franchises at their approved locations, and state franchise laws may limit our ability to terminate or not renew these franchise agreements. Moreover, despite our training, support and monitoring, franchisees may not successfully operate restaurants in a manner consistent with our standards and requirements, or may not hire and adequately train qualified managers and other restaurant personnel. The failure of our franchisees to operate their franchises in accordance with our standards or applicable law, actions taken by their employees or a negative publicity event at one of our franchised restaurants or involving one of our franchisees could have a material adverse effect on our reputation, our brand, our ability to attract prospective franchisees, our company-owned restaurants, and our business, financial condition or results of operations.

Interruptions in the supply of product to company-owned restaurants and franchisees could adversely affect our revenue.

In order to maintain quality-control standards and consistency among restaurants, we require through our franchise agreements that our franchisees obtain food and other supplies from preferred suppliers approved in advance. In this regard, we and our franchisees depend on a group of suppliers for food ingredients, beverages, paper goods, and distribution, including, but not limited to, four primary chicken suppliers, The Sygma Network for distribution, The Coca-Cola Company, and other suppliers. In 2014, we and our franchisees purchased products from approximately 112 approved suppliers, with approximately 10 of such suppliers providing 80%, based on dollar volume, of all products purchased. We look to approve multiple suppliers for most products, and require any single sourced supplier, such as The Coca-Cola Company, to have contingency plans in place to ensure continuity of supply. In addition, we believe that, if necessary, we could obtain readily available alternative sources of supply for each product that we currently source through a single supplier. To facilitate the efficiency of our franchisees’ supply chain, we have historically entered into several preferred-supplier arrangements for particular food or beverage items. In addition, our restaurants bear risks associated with the timeliness, solvency, reputation, labor relations, freight costs, price of raw materials, and compliance with health and safety standards of each supplier, including, but not limited to, risks associated with contamination to food and beverage products. We have little control over such suppliers. Disruptions in these relationships may reduce franchisee sales and, in turn, our royalty income. Overall difficulty of suppliers meeting restaurant product demand, interruptions in the supply chain, obstacles or delays in the process of renegotiating or renewing agreements with preferred suppliers, financial difficulties experienced by suppliers, or the deficiency, lack, or poor quality of alternative suppliers could adversely impact franchisee sales and our company-owned restaurant sales, which, in turn, would reduce our royalty income and revenue and could materially and adversely affect our business and operating results.

Our success depends on our ability to compete with many other restaurants.

The restaurant industry in general, and the fast casual category in particular, are intensely competitive, and we compete with many well-established restaurant companies on the basis of food taste and quality, price, service, value, location, convenience and overall customer experience. Our competitors include restaurant chains and individual restaurants that range from independent local operators to well-capitalized national and regional restaurant companies, including restaurants offering chicken wing products, as well as dine-in, carry-out and delivery services offering other types of food.

Some of our competitors have substantially greater financial and other resources than we do, which may allow them to react to changes in the restaurant industry better than we can. Other competitors are local restaurants that in some cases have a loyal guest base and strong brand recognition within a particular market. As our competitors expand their operations or as new competitors enter the industry, we expect competition to intensify. Should our competitors increase their spending on advertising and promotions, we could experience a loss of customer traffic to our competitors. Also, if our advertising and promotions become less effective than those of our competitors, we could experience a material adverse effect on our results of operations. We and our franchisees also compete with other restaurant chains and other retail businesses for quality site locations, management and hourly employees.

You should not rely on past increases in our domestic same store sales or our AUV as an indication of our future results of operations because they may fluctuate significantly.

A number of factors have historically affected, and will continue to affect, our domestic same store sales and AUV, including, among other factors:

•	competition;

•	consumer trends and confidence;

•	our ability to execute our business strategy effectively;

•	unusually strong initial sales performance by new restaurants; and

•	regional and national macroeconomic conditions.

The level of domestic same store sales is a critical factor affecting our ability to generate profits because the profit margin on domestic same store sales is generally higher than the profit margin on new restaurant sales. Domestic same store sales reflects the change in year-over-year sales for the domestic same store base. We define the domestic same store base to include those restaurants open for at least 52 full weeks.

Our quarterly operating results may fluctuate significantly and could fall below the expectations of securities analysts and investors due to certain factors, some of which are beyond our control, resulting in a decline in our stock price.

Our quarterly operating results may fluctuate significantly because of several factors, including:

•	the timing of new restaurant openings;

•	profitability of our restaurants, especially in new markets;

•	changes in interest rates;

•	increases and decreases in average weekly sales and domestic same store sales;

•	macroeconomic conditions, both nationally and locally;

•	changes in consumer preferences and competitive conditions;

•	expansion to new markets;

•	impairment of long-lived assets and any loss on restaurant closures;

•	increases in infrastructure costs; and

•	fluctuations in commodity prices.

As a result, our quarterly and annual operating results and domestic same store sales may fluctuate significantly as a result of the factors discussed above. Accordingly, results for any one fiscal quarter are not necessarily indicative of results to be expected for any other fiscal quarter or for any fiscal year and domestic same store sales for any particular future period may decrease. In the future, operating results may fall below the expectations of securities analysts and investors. In that event, the price of our common stock would likely decrease.

Our expansion into new markets may present increased risks due to our unfamiliarity with those areas.

Some of our new restaurants are planned for markets where there may be limited or no market recognition of our brand. Those markets may have competitive conditions, consumer tastes and discretionary spending patterns that are different from those in our existing markets. As a result, those new restaurants may be less successful than restaurants in our existing markets. We may need to build brand awareness in that market through greater investments in advertising and promotional activity than we originally planned. Our franchisees may find it more difficult in new markets to hire, motivate and keep qualified employees who can project our vision, passion and culture. Restaurants opened in new markets may also have lower average restaurant sales than restaurants opened in existing markets. Sales at restaurants opened in new markets may take longer to ramp up and reach expected sales and profit levels, and may never do so, thereby affecting our overall profitability.

Changes in food and supply costs could adversely affect our results of operations.

The profitability of our company-owned restaurants depends in part on our ability to anticipate and react to changes in food and supply costs. Any increase in the prices of the ingredients most critical to our menu, particularly chicken, could adversely affect our operating results. Bone-in chicken wing prices in our company-owned restaurants in 2014 averaged 15% lower than in 2013 as the average price per pound decreased. If there is a significant rise in the price of bone-in chicken wings, and we are unable to successfully adjust menu prices or otherwise make operational adjustments to account for the higher wing prices, our operating results could be adversely affected. For example, bone-in chicken wings accounted for approximately 25% and 26% of our costs of sales in fiscal 2013 and 2014, respectively. A hypothetical 10% increase in the bone-in chicken wing costs for fiscal 2014 would have increased cost of sales by approximately $0.5 million for fiscal 2014.

Although we try to manage the impact that these fluctuations have on our operating results, we remain susceptible to increases in food costs as a result of factors beyond our control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, food safety concerns, product recalls and government regulations. As a result, we may not be able to anticipate or react to changing food costs by adjusting our purchasing practices or menu prices, which could cause our operating results to deteriorate. In addition, because we provide moderately-priced food, we may choose not to, or be unable to, pass along commodity price increases to our customers.

If we or our franchisees or licensees are unable to protect our customers’ credit card data and other personal information, we or our franchisees could be exposed to data loss, litigation, and liability, and our reputation could be significantly harmed.

Privacy protection is increasingly demanding, and the use of electronic payment methods and collection of other personal information expose us and our franchisees to increased risk of privacy and/or security breaches as well as other risks. The majority of our restaurant sales are by credit or debit cards. In connection with credit or debit card transactions in-restaurant, we and our franchisees collect and transmit confidential information by way of secure private retail networks. Additionally, we collect and store personal information from individuals, including our customers, franchisees, and employees.

Our franchisees have experienced security breaches in which credit and debit card information could have been stolen and we and our franchisees may experience security breaches in which credit and debit card information is stolen in the future. Although we use secure private networks to transmit confidential information, third parties may have the technology or know-how to breach the security of the customer information transmitted in connection with credit and debit card sales, and our security measures and those of technology vendors may not effectively prohibit others from obtaining improper access to this information. The techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and are often difficult to detect for long periods of time, which may cause a breach to go undetected for an extensive period of time. Advances in computer and software capabilities, new tools, and other developments may increase the risk of such a breach. Further, the systems currently used for transmission and approval of electronic payment transactions, and the technology utilized in electronic payment themselves, all of which can put electronic payment at risk, are determined and controlled by the payment card industry, not by us. In addition, our franchisees, contractors, or third parties with whom we do business or to whom we outsource business operations may attempt to circumvent our security measures in order to misappropriate such information, and may purposefully or inadvertently cause a breach involving such information. If a person is able to circumvent our security measures or those of third parties, he or she could destroy or steal valuable information or disrupt our operations. We may become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings relating to these types of incidents. Any such claim or proceeding could cause us to incur significant unplanned expenses, which could have an adverse impact on our financial condition, results of operations and cash flows. Further, adverse publicity resulting from these allegations could significantly harm our reputation and may have a material adverse effect on us and our restaurants.

Our business activities subject us to litigation risk that could affect us adversely by subjecting us to significant money damages and other remedies or by increasing our litigation expense.

We and our franchisees are, from time to time, the subject of complaints or litigation, including customer claims, personal-injury claims, environmental claims, employee allegations of improper termination and discrimination, claims related to violations of the Americans with Disabilities Act of 1990, or the ADA, religious freedom, the Fair Labor Standards Act, or the FLSA, the Employee Retirement Income Security Act of 1974, as amended, or ERISA, advertising laws and intellectual-property claims. Each of these claims may increase costs and limit the funds available to make royalty payments and reduce the execution of new franchise agreements. Litigation against a franchisee or its affiliates by third parties or regulatory agencies, whether in the ordinary course of business or otherwise, may also include claims against us by virtue of our relationship with the defendant-franchisee, whether under vicarious liability, joint employer, or other theories. In addition to decreasing the ability of a defendant-franchisee to make royalty payments in the event of such claims and diverting our management resources, adverse publicity resulting from such allegations may materially and adversely affect us and our brand, regardless of whether these allegations are valid or whether we are liable. Our international operations may be subject to additional risks related to litigation, including difficulties in enforcement of contractual obligations governed by foreign law due to differing interpretations of rights and obligations, compliance with multiple and potentially conflicting laws, new and potentially untested laws and judicial systems, and reduced or diminished protection of intellectual property. A substantial judgment against us or one of our subsidiaries could materially and adversely affect our business and operating results.

We could also become subject to class action or other lawsuits related to the above-described or different matters in the future. Regardless, however, of whether any claim brought against us in the future is valid or whether we are liable, such a claim would be expensive to defend and may divert time, money and other valuable resources away from our operations and, thereby, hurt our business.

We and our franchisees are also subject to state and local “dram shop” statutes, which may subject us and our franchisees to uninsured liabilities. These statutes generally allow a person injured by an intoxicated person to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Because a plaintiff may seek punitive damages, which may not be fully covered by insurance, this type of action could have an adverse impact on our financial condition and results of operations. A judgment in such an action significantly in excess of insurance coverage could adversely affect our financial condition, results of operations or cash flows. Further, adverse publicity resulting from any such allegations may adversely affect us and our restaurants taken as a whole.

We may engage in litigation with our franchisees.

Although we believe we generally enjoy a positive working relationship with the vast majority of our franchisees, the nature of the franchisor-franchisee relationship may give rise to litigation with our franchisees. In the ordinary course of business, we are the subject of complaints or litigation from franchisees, usually related to alleged breaches of contract or wrongful termination under the franchise arrangements. We may also engage in future litigation with franchisees to enforce the terms of our franchise agreements and compliance with our brand standards as determined necessary to protect our brand, the consistency of our products and the customer experience. In addition, we may be subject to claims by our franchisees relating to our Franchise Disclosure Document, or FDD, including claims based on financial information contained in our FDD. Engaging in such litigation may be costly and time-consuming and may distract management and materially adversely affect our relationships with franchisees and our ability to attract new franchisees. Any negative outcome of these or any other claims could materially adversely affect our results of operations as well as our ability to expand our franchise system and may damage our reputation and brand. Furthermore, existing and future franchise-related legislation could subject us to additional litigation risk in the event we terminate or fail to renew a franchise relationship.

Changes to the current law with respect to the assignment of liabilities in the franchise business model could adversely impact our profitability.

One of the legal foundations fundamental to the franchise business model has been that, absent special circumstances, a franchisor is generally not responsible for the acts, omissions or liabilities of its franchisees. Recently, established law has been challenged and questioned by the plaintiffs’ bar and certain regulators, and the outcome of these challenges and new regulatory positions remains unknown. If these challenges and/or new positions are successful in altering currently settled law, it could significantly change the way we and other franchisors conduct business and adversely impact our profitability. For example, a determination that we are a “joint employer” with our franchisees or that franchisees are part of one unified system with joint and several liability under the National Labor Relations Act, statutes administered by the Equal Employment Opportunity Commission, Occupational Safety and Health Administration, or OSHA, regulations and other areas of labor and employment law could subject us and/or our franchisees to liability for the unfair labor practices, wage-and-hour law violations, employment discrimination law violations, OSHA regulation violations and other employment-related liabilities of one or more franchisees. Furthermore, any such change in law would create an increased likelihood that certain franchised networks would be required to employ unionized labor, which could impact franchisors like us through, among other things, increased labor costs, increased menu prices to offset labor costs and difficulty in attracting new franchisees. In addition, if these changes were to be expanded outside of the employment context, we could be held liable for other claims against franchisees such as personal injury claims by customers at franchised restaurants. Therefore, any such regulatory action or court decisions could impact our ability or desire to grow our franchised base and have a material adverse effect on our results of operations.

We may be impacted by negative publicity regarding other franchisors controlled by Roark.

Through common control with or common management by Roark, we are affiliated with certain other franchise brands. While we operate as a separate company and are managed entirely independent from any other franchisors controlled by Roark, our affiliate relationship requires us to disclose certain information with respect to such other franchisors to potential franchisees. Therefore, negative publicity, legal proceedings, bankruptcies or other adverse events regarding other franchised concepts controlled by Roark or negative incidents involving these other companies or concepts, even though entirely independent from us, could adversely impact our reputation and our ability to attract franchisees.

Macroeconomic conditions could adversely affect our ability to increase sales at existing restaurants or open new restaurants.

Recessionary economic cycles, higher fuel and other energy costs, lower housing values, low consumer confidence, inflation, increases in commodity prices, higher interest rates, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect discretionary consumer spending could adversely affect our revenue and profit margins and make opening new restaurants more difficult. Our customers may have lower disposable income and reduce the frequency with which they dine out during economic downturns. This could result in fewer transactions and reduced transaction size or limitations on the prices we can charge for our menu items, any of which could reduce our sales and profit margins. Also, businesses in the shopping vicinity in which some of our restaurants are located may experience difficulty as a result of macroeconomic trends or cease to operate, which could, in turn, further negatively affect customer traffic at our restaurants. All of these factors could have a material adverse impact on our results of operations and growth strategy.

In addition, negative effects on our and our franchisees’ existing and potential landlords due to the inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our or our franchisees’ landlords are unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease obligations owed to us or our franchisees. In addition, if our and our franchisees’ landlords are unable to obtain sufficient credit to continue to properly manage their retail sites, we may experience a drop in the level of quality of such retail centers. The development of new restaurants may also be adversely affected by negative economic factors affecting developers and potential landlords. Developers and/or landlords may try to delay or cancel recent development projects (as well as renovations of existing projects) due to instability in the credit markets and declines in consumer spending, which could reduce the number of appropriate locations available that we would consider for our new restaurants. Furthermore, other tenants at the properties in which our restaurants are located may delay their openings, fail to open or cease operations. Decreases in total tenant occupancy in the properties in which our restaurants are located may affect customer traffic at our restaurants.

If any of the foregoing affect any of our or our franchisees’ landlords, developers and/or surrounding tenants, our business and results of operations may be adversely affected. To the extent our restaurants are part of a larger retail project or tourist destination, customer traffic could be negatively impacted by economic factors affecting surrounding tenants.

Because many of our restaurants are concentrated in local or regional areas, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these areas.

As of March 28, 2015, 68% of our 700 domestic restaurants were spread across Texas (36%), California (25%) and Illinois (6%). Given our geographic concentrations, negative publicity regarding any of our restaurants in these areas could have a material adverse effect on our business and operations, as could other regional occurrences such as local strikes, terrorist attacks, increases in energy prices, or natural or man-made disasters and more stringent state and local laws and regulations. In particular, adverse weather conditions, such as regional winter storms, floods, severe thunderstorms, earthquakes, tornadoes and hurricanes, could negatively impact our results of operations.

We and our franchisees rely on computer systems to process transactions and manage our business, and a disruption or a failure of such systems or technology could harm our ability to effectively manage our business.

Network and information technology systems are integral to our business. We utilize various computer systems, including our franchisee reporting system, by which our franchisees report their weekly sales and pay their corresponding royalty fees and required advertising fund contributions. When sales are reported by a franchisee, a withdrawal for the authorized amount is initiated from the franchisee’s bank on a set date each week based on gross sales during the week ended the prior Saturday. This system is critical to our ability to accurately track sales and compute royalties and advertising fund contributions due from our franchisees.

Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities.

Despite the implementation of protective measures, our systems are subject to damage and/or interruption as a result of power outages, computer and network failures, computer viruses and other disruptive software, security breaches, catastrophic events, and improper usage by employees. Such events could result in a material disruption in operations, a need for a costly repair, upgrade or replacement of systems, or a decrease in, or in the collection of, royalties and advertising fund contributions paid to us by our franchisees. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability which could materially affect our results of operations.

It is also critical that we establish and maintain certain licensing and software agreements for the software we use in our day-to-day operations. A failure to procure or maintain these licenses could have a material adverse effect on our business operations.

The prospect of a pandemic spread of avian flu could adversely impact our supply of chicken and affect our business.

If avian flu were to affect our supply of chicken, our operations may be negatively impacted, as prices may rise due to limited supply. In addition, misunderstanding by the public of information regarding the threat of avian flu could result in negative publicity regarding the risks of consumption of chicken products that could adversely affect consumer spending and confidence levels. A decrease in traffic to our restaurants as a result of this negative publicity or as a result of health concerns, whether or not warranted, could materially harm our business.

Failure to obtain and maintain required licenses and permits or to comply with alcoholic beverage or food control regulations could lead to the loss of liquor and food service licenses and, thereby, harm our business.

The restaurant industry is subject to various federal, state and local government regulations, including those relating to the sale of food and alcoholic beverages. Such regulations are subject to change from time to time. The failure of our restaurants to obtain and maintain these licenses, permits and approvals could adversely affect our operating results. Typically, licenses must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that a restaurant’s conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses and approvals could adversely affect our existing restaurants and delay or result in our decision to cancel the opening of new restaurants, which would adversely affect our results of operations.

Alcoholic beverage control regulations require each of our restaurants to apply to a state authority and, in certain locations, county or municipal authorities for a license or permit to sell alcoholic beverages on-premises and to provide service for extended hours and on Sundays. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our restaurants, including minimum age of patrons and employees, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, and storage and dispensing of alcoholic beverages. Any future failure to comply with these regulations and obtain or retain liquor licenses could adversely affect our results of operations.

Our current insurance and the insurance of our franchisees may not provide adequate levels of coverage against claims.

We currently maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. In addition, we self-insure a significant portion of expected losses under our workers’ compensation, general liability and property insurance programs. Unanticipated changes in the actuarial assumptions and management estimates underlying our reserves for these losses could result in substantially higher losses than anticipated. Any substantial inadequacy of, or inability to obtain, insurance coverage could materially adversely affect our business, financial condition and results of operations.

Our franchise agreements require each franchisee to maintain certain insurance types and levels. Certain extraordinary hazards, however, may not be covered, and insurance may not be available (or may be available only at prohibitively expensive rates) with respect to many other risks. Moreover, any loss incurred could exceed policy limits and policy payments made to franchisees may not be made on a timely basis. Any such loss or delay in payment could have a material and adverse effect on a franchisee’s ability to satisfy obligations under the franchise agreement, including the ability to make royalty payments.

We also require franchisees to maintain general liability insurance coverage to protect against the risk of product liability and other risks and demand strict franchisee compliance with health and safety regulations. However, franchisees may receive or produce defective food or beverage products, which may materially adversely affect our brand’s goodwill and our business. Further, a franchisee’s failure to comply with health and safety regulations, including requirements relating to food quality or preparation, could subject them, and possibly us, to litigation. Any litigation, including the imposition of fines or damage awards, could adversely affect the ability of a franchisee to make royalty payments or could generate negative publicity or otherwise adversely affect us.

Fluctuations in exchange rates affect our revenue.

We are subject to inherent risks attributed to operating in a global economy. Most of our revenue, costs, and debts are denominated in U.S. dollars. However, sales made by franchisees outside of the United States are denominated in the currency of the country in which the point of distribution is located, and this currency could become less valuable prior to calculation of our royalty payments in U.S. dollars as a result of exchange rate fluctuations. As a result, currency fluctuations could reduce our royalty income. Unfavorable currency fluctuations could result in a reduction in our revenue.

Our business is subject to various laws and regulations and changes in such laws and regulations, and/or failure to comply with existing or future laws and regulations, could adversely affect us.

We are subject to state franchise registration requirements, the rules and regulations of the Federal Trade Commission, or the FTC, various state laws regulating the offer and sale of franchises in the United States through the provision of franchise disclosure documents containing certain mandatory disclosures, various state laws regulating the franchise relationship, and certain rules and requirements regulating franchising arrangements in foreign countries. Although we believe that our franchise disclosure documents, together with any applicable state-specific versions or supplements, and franchising procedures that we use comply in all material respects with both the FTC guidelines and all applicable state laws regulating franchising in those states in which we offer and grant new franchise arrangements, noncompliance could reduce anticipated royalty income, which in turn could materially and adversely affect our business and operating results.

We and our franchisees are subject to various existing United States federal, state, local, and foreign laws affecting the operation of the restaurants, including various health, sanitation, fire, and safety standards. Franchisees may in the future become subject to regulation (or further regulation) seeking to tax or regulate high-fat foods, to limit the serving size of beverages containing sugar, to ban the use of certain packaging materials, or to require the display of detailed nutrition information. Each of these regulations would be costly to comply with and/or could result in reduced demand for our products.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and therefore have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state, local and foreign authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us or our franchisees to expend significant funds to make modifications to our restaurants if we failed to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

We and our franchisees may experience increased costs for employee health care benefits.

Minimum employee health care coverage mandated by state or federal legislation, such as the federal healthcare reform legislation that became law in March 2010 (known as the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act of 2010, or the PPACA), could significantly increase our employee health benefit costs or require us to alter the benefits we provide to our employees. While we are assessing the potential impact the PPACA will have on our business, certain of the mandates in the legislation are not yet effective. If our or our franchisees’ employee health benefit costs increase, we cannot provide assurance that we will be able to offset these costs through increased revenue or reductions in other costs, which could have an adverse effect on our results of operations and financial condition.

Damage to our reputation or lack of acceptance of our brand in existing or new markets could negatively impact our business, financial condition and results of operations.

We believe we have built our reputation on the high quality and bold, distinctive and craveable flavors of our food, value and service, and we must protect and grow the value of our brand to continue to be successful in the future. Any incident that erodes consumer affinity for our brand could significantly reduce its value and damage our business. For example, our brand value could suffer and our business could be adversely affected if customers perceive a reduction in the quality of our food, value or service or otherwise believe we have failed to deliver a consistently positive experience.

We may be adversely affected by news reports or other negative publicity, regardless of their accuracy, regarding food quality issues, public health concerns, illness, safety, injury, or government or industry findings concerning our restaurants, restaurants operated by other foodservice providers, or others across the food industry supply chain. The risks associated with such negative publicity cannot be eliminated or completely mitigated and may materially affect our business.

Opening new restaurants in existing markets may negatively affect sales at existing restaurants.

We intend to continue opening new franchised restaurants in our existing markets as a core part of our growth strategy. Expansion in existing markets may be affected by local economic and market conditions. Further, the customer target area of our restaurants varies by location, depending on a number of factors, including population density, other local retail and business attractions, area demographics and geography. As a result, the opening of a new restaurant in or near markets in which our restaurants already exist could adversely affect the sales of these existing restaurants. We and our franchisees may selectively open new restaurants in and around areas of existing restaurants. Sales cannibalization between restaurants may become significant in the future as we continue to expand our operations and could affect sales growth, which could, in turn, materially adversely affect our business, financial condition or results of operations.

Our expansion into international markets exposes us to a number of risks that may differ in each country where we have franchise restaurants.

We currently have franchised restaurants in Mexico, Singapore, Indonesia, the Philippines, Russia and the United Arab Emirates (opened in April 2015) and plan to continue to grow internationally. However, international operations are in early stages. Expansion in international markets may be affected by local economic and market conditions. Therefore, as we expand internationally, our franchisees may not experience the operating margins we expect, and our results of operations and growth may be materially and adversely affected. Our financial condition and results of operations may be adversely affected if the global markets in which our franchised restaurants compete are affected by changes in political, economic or other factors. These factors, over which neither our franchisees nor we have control, may include:

•	recessionary or expansive trends in international markets;

•	changing labor conditions and difficulties in staffing and managing our foreign operations;

•	increases in the taxes we pay and other changes in applicable tax laws;

•	legal and regulatory changes, and the burdens and costs of our compliance with a variety of foreign laws;

•	changes in inflation rates;

•	changes in exchange rates and the imposition of restrictions on currency conversion or the transfer of funds;

•	difficulty in protecting our brand, reputation and intellectual property;

•	difficulty in collecting our royalties and longer payment cycles;

•	expropriation of private enterprises;

•	anti-American sentiment in certain locations and the identification of the Wingstop brand as an American brand;

•	political and economic instability; and

•	other external factors.

Our success depends in part upon effective advertising and marketing campaigns, which may not be successful, and franchisee support of such advertising and marketing campaigns.

We believe the Wingstop brand is critical to our business and expend resources in our marketing efforts using a variety of media. We expect to continue to conduct brand awareness programs and customer initiatives to attract and retain customers. Should our advertising and promotions not be effective, our business, financial condition and results of operations could be materially adversely affected.

The support of our franchisees is critical for the success of the advertising and marketing campaigns we seek to undertake, and the successful execution of these campaigns will depend on our ability to maintain alignment with our franchisees. Our franchisees are currently required to contribute two percent of their gross sales to a common ad fund to support the development of new products, brand development and national marketing programs. Our current form of franchise agreement also requires franchisees to spend at least one percent of gross sales directly on local advertising, but the majority of our franchisees are not subject to such requirement. Franchisees also may be required to contribute approximately two percent of gross sales to a cooperative advertising association when a franchisee and at least one other restaurant operator have opened restaurants in the same DMA (the cooperative advertising contribution is credited toward the 1% minimum spend). While we maintain control over advertising and marketing materials and can mandate certain strategic initiatives pursuant to our franchise agreements, we need the active support of our franchisees if the implementation of these initiatives is to be successful. If our initiatives are not successful, resulting in expenses incurred without the benefit of higher revenue, our business, financial condition and results of operations could be materially adversely effected.

Food safety, food-borne illness and other health concerns may have an adverse effect on our business.

Food safety is a top priority, and we dedicate substantial resources to ensure that our customers enjoy safe, quality food products. However, food-borne illnesses, such as salmonella, E. coli or hepatitis A, and food safety issues have occurred in the food industry in the past, and could occur in the future. Any report or publicity linking our restaurants to instances of food-borne illness or other food safety issues, including food tampering or contamination, could adversely affect our brand and reputation as well as our revenue and profits. Even instances of food-borne illness, food tampering or food contamination occurring solely at restaurants of our competitors could result in negative publicity about the food service industry or fast casual restaurants generally and adversely impact our restaurants.

In addition, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control and that multiple restaurants would be affected rather than a single restaurant. We cannot assure that all food items are properly maintained during transport throughout the supply chain and that our employees and our franchisees and their employees will identify all products that may be spoiled and should not be used in our restaurants. In addition, our industry has long been subject to the threat of food tampering by suppliers and employees, such as the addition of foreign objects in the food that we sell. Reports, whether or not true, of injuries caused by food tampering have in the past severely injured the reputations and brands of restaurant chains in the quick service restaurant segment and could affect us in the future as well. If our customers become ill from food-borne illnesses, we could also be forced to temporarily close some restaurants. Furthermore, any instances of food contamination, whether or not at our restaurants, could subject our restaurants or our suppliers to a food recall pursuant to the Food and Drug Administration Food Safety Modernization Act.

Furthermore, the United States and other countries have also experienced, and may experience in the future, outbreaks of viruses, such as H1N1, avian influenza, various other forms of influenza, enterovirus, SARS and Ebola. To the extent that a virus is transmitted by human-to-human contact, our employees or customers could become infected or could choose, or be advised, to avoid gathering in public places and avoid eating in restaurant establishments such as our restaurants, which could adversely affect our business.

We are vulnerable to changes in consumer preferences and regulation of consumer eating habits that could harm our business, financial condition, results of operations and cash flow.

Consumer preferences often change rapidly and without warning, moving from one trend to another among many product or retail concepts. We depend on trends regarding away-from-home or take-out dining. Consumer preferences towards away-from-home and take-out dining or certain food products might shift as a result of, among other things, health concerns or dietary trends related to cholesterol, carbohydrate, fat and salt content of certain food items, including chicken wings, in favor of foods that are perceived as more healthy. Our menu is currently comprised primarily of chicken wings and a change in consumer preferences away from these offerings would have a material adverse effect on our business. Negative publicity over the health aspects of the food items we sell may adversely affect demand for our menu items and could result in lower traffic, sales and results of operations. Our continued success will depend in part on our ability to anticipate, identify and respond to changing consumer preferences.

Regulations and consumer eating habits may continue to change as a result of new information and attitudes regarding diet and health. These changes may include regulations that impact the ingredients and nutritional content of our menu items. The federal government, as well as a number of states, counties and cities, have enacted menu labeling laws requiring multi-unit restaurant operators to make certain nutritional information available to customers or have enacted legislation prohibiting the sales of certain types of ingredients in restaurants. For example, the PPACA mandates menu labeling of certain nutritional aspects of restaurant menu items such as caloric, sugar, sodium, and fat content. California, a state in which 25% of our domestic restaurants are located, has also enacted menu labeling laws. Altering our recipes in response to such legislation could increase our costs and/or change the flavor profile of our menu offerings which could have an adverse impact on our results of operations. Additionally, if our customers perceive our menu items to contain unhealthy caloric, sugar, sodium, or fat content, our results of operations could be adversely affected. The success of our restaurant operations depends, in part, upon our ability to effectively respond to changes in consumer health and disclosure regulations and to adapt our menu offerings to fit the dietary needs and eating habits of our customers without sacrificing flavor. To the extent we are unable to respond with appropriate changes to our menu offerings, it could materially affect customer traffic and our results of operations. Furthermore, a change in our menu could result in a decrease in customer traffic.

We depend upon our executive officers and management team and may not be able to retain or replace these individuals or recruit additional personnel, which could harm our business.

We believe that we have already benefited and expect to benefit substantially in the future from the leadership and experience of our executive officers and management team. The loss of the services of any of these individuals could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis. In addition, any such departure could be viewed in a negative light by investors and analysts, which could cause our common stock price to decline. As our business expands, our future success will depend greatly on our continued ability to attract and retain highly-skilled and qualified executive-level personnel. Our inability to attract and retain qualified executive officers in the future could impair our growth and harm our business.

The number of new franchised Wingstop restaurants that actually open in the future may differ materially from the number of signed commitments from potential existing and new franchisees.

The number of new franchised Wingstop restaurants that actually open in the future may differ materially from the number of signed commitments from potential existing and new franchisees. As of December 27, 2014, we had 503 total restaurant commitments domestically and 310 total restaurant commitments internationally. Historically, a portion of our commitments have not ultimately opened as new franchised Wingstop restaurants. On an annual basis for the past four years approximately 10% - 20% of our total domestic commitments have been terminated. Based on our limited history of international restaurant openings, we believe the termination rate of international commitments is likely to approximate the historic termination rate of domestic commitments. The historic conversion rate of signed commitments to new franchised Wingstop locations may not be indicative of the conversion rates we will experience in the future and the total number of new franchised Wingstop restaurants actually opened in the future may differ materially from the number of signed commitments disclosed at any point in time.

Our stated sales to investment ratio and average unlevered cash-on-cash return may not be indicative of future results of any new franchised restaurant.

Initial investment levels, AUV levels, restaurant-level operating costs and restaurant-level operating profit of any new restaurant may differ from average levels experienced by franchisees in prior periods due to a variety of factors, and these differences may be material. Accordingly, our stated sales to investment ratio and average unlevered cash-on-cash return may not be indicative of future results of any new franchised restaurant. In addition, estimated initial investment costs and restaurant-level operating costs are based on information self-reported by our franchisees and have not been verified by us. Furthermore, performance of new restaurants is impacted by a range of risks and uncertainties beyond our or our franchisees’ control, including those described by other risk factors described in this prospectus.

Our failure or inability to enforce our trademarks or other proprietary rights could adversely affect our competitive position or the value of our brand.

We believe that our trademarks and other proprietary rights are important to our success and our competitive position, and, therefore, we devote resources to the protection of our trademarks and proprietary rights. The protective actions that we take, however, may not be enough to prevent unauthorized use or imitation by others, which could harm our image, brand or competitive position. If we commence litigation to enforce our rights, we will incur significant legal fees.

We cannot assure you that third parties will not claim infringement by us of their proprietary rights in the future. Any such claim, whether or not it has merit, could be time-consuming and distracting for executive management, result in costly litigation, cause changes to existing menu items or delays in introducing new menu items, or require us to enter into royalty or licensing agreements. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws or trade control laws, as well as other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, financial condition and results of operations.

We and our franchisees are subject to anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws that apply in countries where we do business. The FCPA, UK Bribery Act and these other laws generally prohibit us, our food service personnel, our franchisees, their food service personnel and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We operate in a number of jurisdictions that pose a high risk of potential FCPA violations, and we participate in joint ventures and relationships with third parties whose actions could potentially subject us to liability under the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We and our franchisees are also subject to other laws and regulations governing our international operations, including regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security, the U.S. Department of Treasury’s Office of Foreign Asset Control, and various non-U.S. government entities, including applicable export control regulations, economic sanctions on countries and persons, customs requirements, currency exchange regulations and transfer pricing regulations, or collectively, Trade Control laws.

However, there is no assurance that we and our franchisees will be completely effective in ensuring our compliance with all applicable anticorruption laws, including the FCPA or other legal requirements, including Trade Control laws. If we or our franchisees are not in compliance with the FCPA and other anti-corruption laws or Trade Control laws, we or our franchisees may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA other anti-corruption laws or Trade Control laws by United States or foreign authorities could also have an adverse impact on our reputation, business, financial condition and results of operations.

We may need additional capital in the future, and it may not be available on acceptable terms.

We have historically relied upon cash generated by our operations and our senior secured credit facility to fund our operations and strategy. In the future, we intend to rely on funds from operations and, if necessary, our senior secured credit facility. We may also need to access the debt and equity capital markets. There can be no assurance, however, that these sources of financing will be available on acceptable terms, or at all. Our ability to obtain additional financing will be subject to a number of factors, including market conditions, our operating performance, investor sentiment and our ability to incur additional debt in compliance with agreements governing our then-outstanding debt. These factors may make the timing, amount, terms or conditions of additional financings unattractive to us. If we are unable to generate sufficient funds from operations or raise additional capital, our growth could be impeded.

Our existing senior secured credit facility contains financial covenants, negative covenants and other restrictions and failure to comply with these requirements could cause the related indebtedness to become due and payable and limit our ability to incur additional debt.

The lenders’ obligation to extend credit under our existing senior secured credit facility depends upon our maintaining certain financial covenants. In particular, our senior secured credit facility requires us to maintain a consolidated leverage ratio and a consolidated fixed charge coverage ratio. Failure to maintain these ratios could result in an acceleration of outstanding amounts under the term loan and restrict us from borrowing amounts under the revolving credit facility to fund our future liquidity requirements. In addition, our senior secured credit facility contains certain negative covenants, which, among other things, limit our ability to:

•	incur additional indebtedness;

•	pay dividends and make other restrictive payments beyond specified levels;

•	create or permit liens;

•	dispose of certain assets;

•	make certain investments;

•	engage in certain transactions with affiliates; and

•	consolidate, merge or transfer all or substantially all of our assets.

Our ability to make scheduled payments and comply with financial covenants will depend on our operating and financial performance, which, in turn, is subject to prevailing economic conditions and to other financial, business and other factors beyond our control described herein.

We will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance efforts.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Dodd-Frank Act and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as related rules implemented by the SEC, have required changes in corporate governance practices of public companies. In addition, rules that the SEC is implementing or is required to implement pursuant to the Dodd-Frank Act are expected to require additional changes. We expect that compliance with these and other similar laws, rules and regulations, including compliance with Section 404 of the Sarbanes-Oxley Act, will substantially increase our expenses, including our legal and accounting costs, and make some activities more time-consuming and costly. We also expect these laws, rules and regulations to make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage, which may make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as officers. Although the JOBS Act may, for a limited period of time, somewhat lessen the cost of complying with these additional regulatory and other requirements, we nonetheless expect a substantial increase in legal, accounting, insurance and certain other expenses in the future, which will negatively impact our results of operations and financial condition.

The JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC. We cannot be certain if this reduced disclosure will make our common stock less attractive to Investors.

The JOBS Act, is intended to reduce the regulatory burden on “emerging growth companies.” As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurred after December 8, 2011 and whose annual gross revenue are less than $1.0 billion will, in general, qualify as an “emerging growth company” until the earliest of:

•	the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;

•	the last day of its fiscal year in which it has annual gross revenue of $1.0 billion or more;

•	the date on which it has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

•	the date on which it is deemed to be a “large accelerated filer,” which will occur at such time as the company (1) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700.0 million or more as of the last business day of its most recently completed second fiscal quarter, (2) has been required to file annual and quarterly reports under the Exchange Act for a period of at least 12 months and (3) has filed at least one annual report pursuant to the Exchange Act.

Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an “emerging growth company” until as late as December 26, 2020. For so long as we are an “emerging growth company,” we will, among other things:

•	not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act;

•	not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of the Exchange Act;

•	not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act;

•	be exempt from any rule adopted by the Public Company Accounting Oversight Board, requiring mandatory audit firm rotation or a supplemental auditor discussion and analysis; and

•	be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Furthermore, if we take advantage of some or all of the reduced disclosure requirements above, we cannot predict if investors will find our common stock less attractive. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

As a public reporting company, we will be subject to rules and regulations established from time to time by the SEC regarding our internal control over financial reporting. If we fail to remediate material weaknesses in our internal controls over financial reporting or otherwise establish and maintain effective internal controls over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results, or report them in a timely manner.

Upon completion of this offering, we will become a public reporting company subject to the rules and regulations established from time to time by the SEC and Nasdaq. These rules and regulations will require, among other things, that we establish and periodically evaluate procedures with respect to our internal controls over financial reporting. Reporting obligations as a public company are likely to place a considerable strain on our financial and management systems, processes and controls, as well as on our personnel.

In addition, as a public company we will be required to document and test our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act so that our management can certify as to the effectiveness of our internal controls over financial reporting by the time our second annual report is filed with the SEC and thereafter, which will require us to document and make significant changes to our internal controls over financial reporting. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an “emerging growth company,” as defined in the JOBS Act, although, as described in the preceding risk factor, we could potentially qualify as an “emerging growth company” until December 26, 2020.

In connection with the audit of our financial statements for the years ended December 28, 2013 and December 29, 2012, we and our independent registered public accounting firm identified material weaknesses related to a lack of sufficient information technology controls, policies and procedures, a lack of adequate accounting policies and procedures and a lack of internal control procedures related to the accounting for income taxes. A “material weakness” is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected in a timely basis. The material weaknesses related to the lack of adequate accounting policies and procedures and income taxes no longer existed as of December 27, 2014. Following the identification of these material weaknesses, we made investments in our accounting resources, including the hiring of a new CFO and controller, documenting policies and procedures, and implementing new controls, such as enhanced internal review procedures during the financial reporting and disclosure process. We also continue to make additional enhancements to our accounting policies and procedures and internal control procedures related to the accounting for income taxes. In addition, we continue to take the necessary steps to remediate the material weakness regarding information technology that existed as of December 27, 2014. We expect to incur costs related to implementing an internal audit and compliance function in the upcoming years to further improve our internal control environment. If we fail to effectively remediate deficiencies in our control environment or are unable to implement and maintain effective internal control over information technology, financial reporting and disclosure controls to meet the demands that will be placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. In addition, if there are any future material weaknesses that impact our ability to prepare timely and accurate financial statements, this may cause a default under our senior secured credit facility, which could result in our inability to access funds or result in an acceleration of such facility.

If our senior management is unable to conclude that we have effective internal control over financial reporting, or to certify the effectiveness of such controls, or if our independent registered public accounting firm cannot render an unqualified opinion on management’s assessment and the effectiveness of our internal control over financial reporting, when required, or if material weaknesses in our internal controls are identified, we could be subject to regulatory scrutiny and a loss of public and investor confidence, which could have a material adverse effect on our business and our stock price. In addition, if we do not maintain adequate financial and management personnel, processes and controls, we may not be able to manage our business effectively or accurately report our financial performance on a timely basis, which could cause a decline in our common stock price and adversely affect our results of operations and financial condition.

An impairment in the carrying value of our goodwill or other intangible assets could adversely affect our financial condition and consolidated results of operations.

We review goodwill for impairment annually, or whenever circumstances change in a way which could indicate that impairment may have occurred, and record an impairment loss whenever we determine impairment factors are present. Significant impairment charges could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to this Offering and Ownership of our Common Stock

Roark and its affiliates will continue to have significant influence over us after this offering, including control over decisions that require the approval of stockholders, and may also pursue corporate opportunities independent of us that could present potential conflicts with our and our stockholders’ interests.

Upon consummation of this offering, Roark will beneficially own, in the aggregate, approximately     % of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares of common stock. See “Principal and Selling Stockholders” for more information on our beneficial ownership. As a result, Roark will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated certificate of incorporation and approval of significant corporate transactions and will have significant control over our management and policies. We currently expect that, following this offering, 4 of the 7 members of our board of directors will be employees of Roark Capital Management, LLC, which is an affiliate of Roark. Roark can take actions that have the effect of delaying or preventing a change of control of us or discouraging others from making tender offers for our shares, which could prevent stockholders from receiving a premium for their shares. These actions may be taken even if other stockholders oppose them. The concentration of voting power with Roark may have an adverse effect on the price of our common stock. The interests of Roark may not be consistent with your interests as a stockholder. After the lock-up period expires, Roark will be able to transfer control of us to a third-party by transferring their common stock, which would not require the approval of our board of directors or our other stockholders.

Our amended and restated certificate of incorporation will provide that the doctrine of corporate opportunity will not apply against Roark, or any of our directors who are employees of or affiliated with Roark, in a manner that would prohibit them from investing or participating in competing businesses. To the extent Roark affiliated funds invest in such other businesses, they may have differing interests than our other stockholders. For example, Roark affiliated funds currently own and may choose to own in the future other restaurant brands through other investments, which may compete with our brands. Accordingly, the interests of Roark may supersede ours, causing it or its affiliates to compete against us or to pursue opportunities instead of us, for which we have no recourse. These actions on the part of Roark and inaction on our part could adversely impact our business, financial condition and results of operations.

We will be a “controlled company” within the meaning of the rules of Nasdaq, and, as a result, we will rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

Upon completion of this offering, Roark will beneficially own more than 50% of the total voting power of our common stock and we will be a “controlled company” under Nasdaq corporate governance listing standards. As a controlled company, we will be exempt under Nasdaq listing standards from the obligation to comply with certain of Nasdaq’s corporate governance requirements, including the requirements:

•	that a majority of our board of directors consist of independent directors, as defined under the rules of Nasdaq;

•	that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

It is unknown as to the period of time during which Roark will maintain its majority ownership of our common stock following the offering. As a result, there can be no assurance as to the period of time during which we will be able to avail ourselves of the controlled company exemptions.

There is no existing market for our common stock and we do not know if one will develop. Even if a market does develop, the stock prices in the market may not exceed the offering price.

Prior to this initial public offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market or otherwise, or how liquid that market may become. If an active trading market does not develop, you may have difficulty selling any common stock that you buy.

The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.

The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including those described under “—Risks Related to Our Business” and the following:

•	potential fluctuation in our annual or quarterly operating results;

•	changes in capital market conditions that could affect valuations of restaurant companies in general or our goodwill in particular or other adverse economic conditions;

•	changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

•	downgrades by any securities analysts who follow our common stock;

•	future sales of our common stock by our officers, directors and significant stockholders;

•	global economic, legal and regulatory factors unrelated to our performance;

•	investors’ perceptions of our prospects;

•	announcements by us or our competitors of significant contracts, acquisitions, joint ventures or capital commitments; and

•	investor perceptions of the investment opportunity associated with our common stock relative to other investment alternatives.

In addition, the stock markets, and in particular Nasdaq, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many food service companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have              shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, which we refer to as the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

After this offering, Roark will have the right, subject to certain conditions, to require us to file registration statements registering additional shares of common stock, and Roark, members of management and certain other stockholders will have the right to require us to include shares of common stock in registration statements that we may file for ourselves or Roark. In order to exercise these registration rights, the holder must be permitted to sell shares of its common stock under applicable lock-up restrictions described below. Subject to compliance with applicable lock-up restrictions and restrictions under the registration rights agreement (both of which may be waived), shares of common stock sold under these registration statements can be freely sold in the public market. In the event such registration rights are exercised and a large number of shares of common stock are sold in the public market, such sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. See “Shares Eligible for Future Sale—Registration Rights Agreement.” In addition, we will incur certain expenses in connection with the registration and sale of such shares.

We, each of our officers and directors and substantially all of our stockholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except, in our case, for the issuance of common stock upon exercise of options under existing option plans. Morgan Stanley and Jefferies may, in their sole discretion, release any of these shares from these restrictions at any time without notice. See “Underwriters.”

All of our shares of common stock outstanding as of the date of this prospectus may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities laws and subject to the transfer restrictions of certain stockholders set forth in the shareholder agreements. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and bylaws, as amended and restated in connection with this offering, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, up to shares of undesignated preferred stock;

•	require that, after the investments funds associated with Roark collectively own less than 50% of our outstanding common stock, any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only upon the request of a majority of our board of directors or, at the request of RC II WS so long as RC II WS (or its affiliates) owns at least 10% of the voting power of all outstanding shares of our common stock;

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, with each class serving three-year staggered terms; and

•	prohibit cumulative voting in the election of directors.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management, and may discourage, delay or prevent a transaction involving a change of control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging future takeover attempts. In addition, because we are incorporated in Delaware, we have opted out of Section 203 of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, but our amended and restated certificate of incorporation will provide that engaging in any of a broad range of business combinations with any “interested” stockholder (any stockholder with 15% or more of our capital stock) for a period of three years following the date on which the stockholder became an “interested” stockholder is prohibited, subject to certain exceptions. Our amended and restated certificate of incorporation will contain provisions that have the same effect as Section 203 of the DGCL, except that they will provide RC II WS, any affiliated investment entity and any of their respective direct or indirect transferees of at least     % of our outstanding common stock and any group as to which such persons are party to, do not constitute “interested stockholders” for purposes of this provision.

Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers and employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our certificate of incorporation. This choice of forum provision may limit our stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and employees even though an action, if successful, might benefit our stockholders. Stockholders who do bring a claim in the Court of Chancery could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. The Court of Chancery may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to us than to our stockholders. Alternatively, if a court were to find this provision of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs which could have a material adverse effect on our business, financial condition or results of operations.

We do not expect to pay any cash dividends for the foreseeable future following this offering.

The continued operation and expansion of our business may require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future following this offering. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, including our senior secured credit facility and other indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant.

If you purchase shares in this offering, you will suffer immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the book value of your stock, because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. The pro forma net tangible book value per share, calculated as of                     , 2015 and after giving effect to the offering at an estimated initial public offering price of $         (which is the midpoint of the price range set forth on the cover page of this prospectus), is $        , resulting in dilution of your shares of $         per share. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares.

In addition, you will experience additional dilution upon the exercise of options to purchase our common stock, including those options currently outstanding and possibly those granted in the future, and the issuance of restricted stock or other equity awards under our stock incentive plans. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial additional dilution. See “Dilution.”

If securities analysts or industry analysts downgrade our shares, publish negative research or reports, or do not publish reports about our business, our share price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely change their recommendation regarding our shares or our competitors’ stock, our share price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. As a result, the market price for our common stock may decline below the initial public offering price and you might not be able to resell your shares of our common stock at or above the initial public offering price.

FORWARD-LOOKING STATEMENTS

This prospectus contains statements about future events and expectations that constitute forward-looking statements. Forward-looking statements are based on our beliefs, assumptions and expectations of our future financial and operating performance and growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the expectations of future results we express or imply in any forward-looking statements and you should not place undue reliance on such statements. Factors that could contribute to these differences include, but are not limited to, the following:

•	overall macroeconomic conditions may impact our ability to successfully execute our growth strategy and franchise and open new restaurants that are profitable and to increase our revenue and operating profits;

•	the impact of the operating results of our and our franchisees’ existing restaurants on our financial performance;

•	the impact of new restaurant openings on our financial performance;

•	our ability to recruit and contract with qualified franchisees and to open new franchise restaurants;

•	our ability to develop and maintain the Wingstop brand, including through effective advertising and marketing and the support of our franchisees’ and the negative impact of actions of a franchisee, acting as an independent third party, could have on our financial performance or brand;

•	our and our franchisees’ reliance on vendors, suppliers and distributors or changes in food and supply costs, including any increase in the prices of the ingredients most critical to our menu, particularly bone-in chicken wings;

•	our and our franchisees’ ability to compete with many other restaurants and to increase domestic same store sales and average weekly sales;

•	our ability to successfully meet or exceed the expectations of securities analysts or investors concerning our annual or quarterly operating results, domestic same store sales or average weekly sales;

•	our expansion into new markets may present increased risks due to our unfamiliarity with those areas;

•	the reliability of our, our franchisees’ and our licensees’ information technology systems and network security, including costs resulting from breaches of security of confidential guest, franchisee or employee information;

•	legal complaints, litigation or regulatory compliance, including changes in laws impacting the franchise business model;

•	our and our franchisees’ ability to attract and retain qualified employees while also controlling labor costs;

•	publicity regarding other franchisors controlled by Roark;

•	potential fluctuations in our annual or quarterly operating results and the impact of significant adverse weather conditions and other disasters;

•	disruptions in our and our franchisees’ ability to utilize computer systems to process transactions and manage our business;

•	health concerns arising from outbreaks of viruses, including the impact of a pandemic spread of avian flu on our and our franchisees’ supply of chicken and concerns regarding food safety and food-borne illness;

•	our and our franchisees’ ability to obtain and maintain required licenses and permits or to comply with alcoholic beverage or food control regulations;

•	our ability to maintain insurance that provides adequate levels of coverage against claims;

•	fluctuations in exchange rates on our revenue;

•	our and our franchisees’ ability to successfully operate in unfamiliar markets and markets where there may be limited or no market recognition of our brand, including the impact that our expansion into international markets has on our exposure to risk factors over which neither we nor our franchisees have control;

•	the potential impact opening new restaurants in existing markets could have on sales at existing restaurants;

•	the effectiveness of our advertising and marketing campaigns, which may not be successful;

•	food safety issues, which may adversely impact our or our franchisees’ business;

•	changes in consumer preferences, including changes caused by diet and health concerns or government regulation;

•	the continued service of our executive officers;

•	our ability to successfully open new franchised Wingstop restaurants for which we have signed commitments;

•	our stated sales to investment ratio and average unlevered cash-on-cash return may not be indicative of future results of any new franchised restaurant;

•	our ability to protect our intellectual property;

•	our ability to generate or raise capital on acceptable terms in the future, including our ability to incur additional debt and other restrictions under the terms of our existing senior secured credit facility;

•	the JOBS Act allowing us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC;

•	the costs and time requirements as a result of operating as a public company, including our ability to effectively remediate identified material weaknesses and improve internal control over financial reporting in order to comply with applicable reporting obligations;

•	future impairment charges;

•	the concentration of ownership by our principal stockholder and “controlled company” exemptions under Nasdaq listing standards; and

•	the impact of anti-takeover provisions in our charter documents and under Delaware law, which could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Words such as “anticipates,” “believes,” “continues,” “estimates,” “expects,” “goal,” “objectives” “intends,” “may,” “opportunity,” “plans,” “potential,” “near-term,” “long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. Other risks, uncertainties and factors, including those discussed under “Risk Factors,” could cause our actual results to differ materially from those projected in any forward-looking statements we make. We assume no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

USE OF PROCEEDS

We estimate, based upon an assumed initial public offering price of $             per share (which is the midpoint of the price range set forth on the cover page of this prospectus) we will receive proceeds from the offering of approximately $             million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We intend to use the proceeds from the sale of common stock by us in this offering:

•	to repay an aggregate amount of $ million of outstanding indebtedness under our senior secured credit facility;

•	to pay a fee in an aggregate amount of $ million in connection with the termination of our management agreement with Roark Capital Management, LLC; and

•	the remainder, if any, for general corporate purposes.

On March 18, 2015, we used borrowings under our senior secured credit facility and cash on hand to pay a $48.0 million dividend to our stockholders. As of                 , 2015, we had $                 million of borrowings outstanding under our senior secured credit facility, which matures in March 2020. The weighted-average interest rate (including margin) under our senior secured credit facility was                 % for the quarter ended                 , 2015. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior secured credit facility” for a more detailed description of our senior secured credit facility.

Pending use of the net proceeds from this offering described above, we may invest the net proceeds in short- and intermediate term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

Assuming no exercise of the underwriters’ option to purchase additional shares, each $1.00 increase or decrease in the assumed initial public offering price of $             per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 share increase or decrease in the number of shares offered in this offering would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming that the price per share for the offering remains at $             (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

During the first quarter of fiscal year 2015 and fiscal years 2013 and 2012, we paid cash dividends in the aggregate amounts of $48.0 million, $38.5 million and $19.3 million, respectively, to our stockholders. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness, and therefore we do not anticipate paying any cash dividends in the foreseeable future. Additionally, our ability to pay dividends on our common stock is limited by restrictions on the ability of our subsidiaries and us to pay dividends or make distributions to us under the terms of the agreements governing our indebtedness. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with covenants in current and future agreements governing our indebtedness, and will depend upon our results of operations, financial condition, capital requirements and other factors that our board of directors deems relevant.

Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Related to this Offering and Ownership of our Common Stock—We do not expect to pay any cash dividends for the foreseeable future following this offering.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of March 28, 2015 (1) on an actual basis, (2) on a pro forma basis to reflect the completion of the reorganization and (3) on a pro forma as adjusted basis to give further effect to (i) the sale by us of              shares of our common stock in this offering at an assumed initial public offering price of $             per share (which is the midpoint of the price range set forth on the cover page of this prospectus) after deducting estimated underwriting discounts and commissions and offering expenses paid by us and (ii) the application of the net proceeds from this offering to us as described under “Use of Proceeds.”

The pro forma as adjusted information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read the following information together with the information contained in “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes appearing elsewhere in this prospectus.

	As of March 28, 2015
	(unaudited)
	Actual	Pro forma	Pro forma as adjusted
(in thousands, except share data)
Cash and cash equivalents	$2,902

Long-term debt (including current portion):
Senior secured credit facility	132,500

Stockholders’ equity (deficit):
Common stock, $0.01 par value, shares authorized, shares issued and outstanding, actual and pro forma and shares issued and outstanding, pro forma as adjusted	480
Additional paid-in capital	71
Accumulated deficit:
Total stockholders’ equity (deficit)	(54,599)

Total capitalization	$(54,048)

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease each of cash and cash equivalents, senior secured credit facility, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $             million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each 1,000,000 share increase or decrease in the number of shares offered in this offering would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming that the price per share for the offering remains at $             (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above:

•	excludes, as of , 2015, shares of common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $ per share;

•	excludes, shares of common stock reserved for future issuance under our new equity compensation plan; and

•	assumed no exercise by the underwriters of their option to purchase up to an additional shares from us.

DILUTION

If you invest in shares of our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock upon the closing of this offering.

Dilution represents the difference between the amount per share paid by investors in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share as of                     , 2015 represented the amount of our total tangible assets less the amount of our total liabilities, divided by the number of shares of common stock outstanding at                     , 2015. After giving effect to (i) our reorganization and (ii) the sale of the             shares of common stock offered by us in this offering at a price of $             per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, and the application of the net proceeds from this offering to us as described under “Use of Proceeds,” our pro forma as adjusted net tangible book value (deficit) as of                     , 2015 would have been approximately $             million, or $             per share of common stock. This represents an immediate increase in net tangible book value to our existing stockholders of $             per share and an immediate dilution to new investors in this offering of $             per share.

The following table illustrates this per share dilution in net tangible book value to new investors:

Assumed initial public offering price per share		$
Net tangible book value (deficit) per share as of , 2015	$
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase (or decrease) in the assumed initial public offering price of $             per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (or decrease) pro forma as adjusted net tangible book value by $             million, or $             per share, and would increase (or decrease) the dilution per share to new investors by $            , based on the assumptions set forth above.

The following table sets forth, as of                     , 2015, the differences between the number of shares of common stock purchased from us, after giving effect to the total price paid and average price per share paid by existing stockholders and by the new investors in this offering at the assumed initial public offering price of $             per share (which is the midpoint of the price range set forth on the cover page of this prospectus) but before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares purchased			Total consideration			Average price per share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%		$	100%		$

A $1.00 increase or decrease in the assumed initial public offering price of $            (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase or decrease total consideration paid by new investors and the total average price per share by approximately $             and $            , respectively, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same.

A 1,000,000 share increase (decrease) in the number of shares offered in this offering would increase or decrease the net proceeds to us from this offering by approximately $             million, assuming that the price per share for the offering remains at $             (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the number of shares held by new investors will increase to             , or     % of the total number of shares of common stock after this offering and the percentage of shares held by existing stockholders will decrease to     % of the total shares outstanding.

The foregoing discussion and tables assume no exercise of stock options to purchase             shares of our common stock issuable upon the exercise of stock options outstanding as of                     , 2015, at a weighted average exercise price of $             per share. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities or any options are exercised, new investors will experience further dilution.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

Wingstop Inc. was incorporated in Delaware on March 18, 2015. Prior to the completion of the reorganization, Wingstop Inc. had no material assets. On                     , 2015, Wing Stop Holding Corporation merged with and into Wingstop Inc., with Wingstop Inc. as the surviving corporation in the merger. Following the reorganization, the consolidated financial statements of Wingstop Inc. will reflect the assets, liabilities and results of operations of Wing Stop Holding Corporation, but for historical periods, the consolidated financial statements included in this prospectus are those of Wing Stop Holding Corporation. Accordingly, the following tables set forth the selected historical consolidated financial and other data of Wing Stop Holding Corporation for the periods and as of the dates indicated.

The selected historical consolidated financial and other data presented below for the thirteen weeks ended March 28, 2015 and March 29, 2014 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial and other data presented below for the fiscal years ended December 27, 2014, December 29, 2013 and December 28, 2012 have been derived from our audited consolidated financial statements included elsewhere in this prospectus.

Wingstop utilizes a 52- or 53-week fiscal year that ends on the last Saturday of the calendar year. The fiscal years ended December 27, 2014, December 28, 2013 and December 29, 2012 included 52 weeks. The first three quarters of our fiscal year consist of 13 weeks and our fourth quarter consists of 13 weeks for 52-week fiscal years and 14 weeks for 53-week fiscal years.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and each of their related notes included elsewhere in this prospectus.

	Thirteen weeks ended		Year ended
(in thousands)	March 28, 2015	March 29, 2014	December 27, 2014	December 28, 2013	December 29, 2012
Consolidated Statements of Operations Data:
Revenue:
Royalty revenue and franchise fees	$11,157	$8,659	$38,032	$30,202	$25,057
Company-owned restaurant sales	7,869	8,015	29,417	28,797	26,534

Total revenue	19,026	16,674	67,449	58,999	51,591

Cost and expenses:
Cost of sales	5,736	5,311	20,473	22,176	21,262
Selling, general and administrative	7,676	4,761	26,006	18,913	15,896
Depreciation and amortization	663	815	2,904	3,030	2,930
Earn-out obligation	—	—	—	—	2,500

Total costs and expenses	14,075	10,887	49,383	44,119	42,588

Operating income	4,951	5,787	18,066	14,880	9,003
Interest expense, net	787	1,016	3,684	2,863	2,431
Other (income) expense, net	29	23	84	(6)	(8)

Income before income tax expense	4,135	4,748	14,298	12,023	6,580
Income tax expense	1,581	1,764	5,312	4,493	3,000

Net income	$2,554	$2,984	$8,986	$7,530	$3,580

Consolidated Statement of Cash Flows Data:
Net cash provided by operating activities	2,520	5,763	$14,370	$10,906	$10,421
Net cash provided by (used in) investing activities	(99)	707	(363)	(2,144)	(1,447)
Net cash provided by (used in) financing activities	(9,242)	198	(7,457)	(9,842)	(6,902)

Net increase (decrease) in cash and cash equivalents	$(6,821)	$6,668	$6,550	$(1,080)	$2,072

	Thirteen weeks ended		Year ended
(in thousands)	March 28, 2015	March 29, 2014	December 27, 2014	December 28, 2013	December 29, 2012
Per Share Data:
Earnings per share:
Basic	$0.05	$0.06	$0.19	$0.16	$0.08
Diluted	$0.05	$0.06	0.19	0.16	0.08
Weighted average shares outstanding:
Basic	47,956	47,011	47,423	46,179	45,405
Diluted	48,518	47,765	48,002	47,015	46,236
Pro forma earnings per share (1):
Basic
Diluted

Selected Other Data (2):
Number of system-wide restaurants open at end of period	745	627	712	614	546
Number of domestic company restaurants open at end of period	19	19	19	24	23
Number of domestic franchise restaurants open at end of period	681	587	652	569	510
Number of international franchise restaurants open at end of period	45	21	41	21	13
System-wide sales (3)	$199,217	$162,764	$678,771	$549,904	$457,315
Domestic restaurant AUV	N/A	N/A	$1,073	$974	$902
Company-owned domestic AUV	N/A	N/A	$1,504	$1,206	$1,126
Number of restaurants opened (during period)	34	14	102	74	57
Number of restaurants closed (during period)	1	1	4	6	10
Company-owned restaurants refranchised (during period)	—	—	5	—	1
EBITDA (4)	$5,585	$6,579	$20,886	$17,916	$11,941
Adjusted EBITDA (4)	$7,194	$6,715	$24,378	$19,495	$15,615
Adjusted EBITDA margin (5)	37.8%	40.3%	36.1%	33.0%	30.3%
Same Store Sales Data (6):
Domestic same store base (end of period)	603	538	589	527	482
Change in domestic same store sales	10.7%	9.7%	12.5%	9.9%	13.8%

	As of
(in thousands)	March 28, 2015	December 27, 2014	December 28, 2013
Consolidated Balance Sheet Data:
Cash and cash equivalents	2,902	$9,723	$3,173
Total assets	114,071	120,236	113,451
Total long-term debt, net of current	127,531	88,852	98,656
Total stockholders’ equity (deficit)	(54,048)	(8,994)	(20,262)

(1)	See note 18 to our audited consolidated financial statements.
(2)	See the definitions of key performance indicators under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.”
(3)	The percentage of system-wide sales attributable to company-owned restaurants was 3.9% and 4.8% for the thirteen weeks ended March 28, 2015 and March 29, 2014, respectively, and was 4.3%, 5.2% and 5.8% for the fiscal years ended December 27, 2014, December 28, 2013 and December 29, 2012, respectively. The remainder was generated by franchised restaurants, as reported by our franchisees.
(4)	Please see footnote 4 to “Prospectus Summary—Summary Historical Consolidated Financial and Other Data” for our definitions of EBITDA and Adjusted EBITDA and why we consider them useful, as well as a reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable U.S. GAAP financial performance measure, which is net income.

(5)	Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to total revenue. We present Adjusted EBITDA margin because it is used by management as a performance measurement of Adjusted EBITDA generated from total revenue. See “Prospectus Summary—Summary Historical Consolidated Financial and Other Data” for a discussion of Adjusted EBITDA as a non-GAAP measure and a reconciliation of net income to EBITDA and Adjusted EBITDA.
(6)	We define the domestic same store base to include those domestic restaurants open for at least 52 full weeks. Change in domestic same store sales reflects the change in year-over-year sales for the domestic same store base.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with “Selected Historical Consolidated Financial and Other Data,” and the historical financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors” and “Forward-Looking Statements.” Our actual results may differ materially from those contained in or implied by any forward-looking statements.

Our fiscal year ends on the last Saturday of each calendar year. Fiscal years 2014, 2013 and 2012 were 52-week years. References to fiscal years 2014, 2013 and 2012 are references to the fiscal years ended December 27, 2014, December 28, 2013, and December 29, 2012, respectively. Our fiscal quarters are comprised of 13 weeks each, except for 53-week fiscal years for which the fourth quarter will be comprised of 14 weeks, and end on the 13th Saturday of each quarter (14th Saturday of the fourth quarter, when applicable).

Overview

Wingstop is a high-growth franchisor and operator of restaurants that specialize in cooked-to-order, hand-sauced and tossed chicken wings. Founded in 1994 in Garland, Texas, we believe we pioneered the concept of wings as a “center-of-the-plate” item for all of our meal occasions. We offer our guests 11 bold, distinctive and craveable flavors on our bone-in and boneless chicken wings paired with hand-cut, seasoned fries and sides made fresh daily. Our menu is highly-customizable for different dining occasions, and we believe it delivers a compelling value proposition for groups, families, and individuals. Our average transaction size in 2014 was $15.61, as a result of our large, value-oriented family packs, as well as meals for two and individual combo meals, which start at approximately $8. Additionally, carry-out orders constituted approximately 75% of our sales during the same time period. Our concept has received numerous accolades, including recognition in 2014 as the “Best Chicken Wings” in the U.S. by Food and Wine, the “#3 Fastest-Growing Chain” by Nation’s Restaurant News, and the “Best Franchise Deal in North America” by QSR Magazine.

We are the largest fast casual chicken wings-focused restaurant chain in the world, and have demonstrated strong, consistent growth on a national scale. We have sold approximately 4 billion wings over the last 20 years, as we grew to 745 restaurants across 37 states and 6 countries, as of March 28, 2015. Wings are our “center-of-the-plate” specialty. While other concepts include wings as add-on menu items or focus on wings in a bar or sports-centric setting, we are singularly focused on wings, fries and sides, which generate approximately 90% of our sales. We have broad and growing consumer appeal anchored by a sought after core demographic of 18-34 year old Millennials, which we believe is a loyal consumer group that dines at fast casual restaurants more frequently. Increasing customer loyalty and brand awareness have enabled us to deliver positive domestic same store sales for 11 consecutive years through 2014, while growing our restaurant count at a 15.3% compound annual growth rate, or CAGR, over the same timeframe.

As of March 28, 2015, our restaurant base was 97% franchised, with 726 franchised locations (including 45 international locations) and 19 company-owned restaurants. We believe our simple and efficient restaurant operating model, low initial cash investment and compelling restaurant economics help drive continued system growth through both existing and new franchisees. Our “wings, fries, sides, repeat” restaurant operating model requires few ingredients and easy preparation within a small, flexible real estate footprint. We believe we offer an attractive investment opportunity for our franchisees as evidenced by our domestic average sales-to-investment ratio of 2.9x and the 43.4% increase in domestic restaurant count since the end of 2011. We believe our asset-light, highly-franchised business model generates strong operating margins and requires low capital expenditures, creating shareholder value through strong and consistent free cash flow and capital-efficient growth.

Growth Strategy and Outlook

We plan to grow our business by opening new franchised restaurants and increasing our same store sales, while leveraging our franchise model to create shareholder value.

•	Domestic restaurant count has increased 43.4% since the end of 2011, with the pace of restaurant openings increasing each year. We expect to continue to increase the pace of openings and believe our domestic unit potential is approximately 2,500 units.

•	Domestic same store sales have increased for 11 consecutive years beginning in 2004, which includes 3-year cumulative domestic same stores sales growth of 36.2% since 2011. We anticipate further increases in domestic same store sales through improvements in brand awareness, flavor innovation, increases in online ordering and improved advertising media efficiency.

•	We believe our asset-light, highly-franchised business model generates strong operating margins and requires low capital expenditures, creating shareholder value through strong and consistent free cash flow and capital-efficient growth.

The financial results provided herein reflect the fact that, to this date, we have been a private company and as such have not incurred costs typically found in publicly traded companies. We expect that those costs will increase our selling, general and administrative, or SG&A, expenses, similar to other companies who complete an initial public offering.

In addition, we expect to recognize certain non-recurring costs as part of our transition to a publicly traded company consisting of professional fees, a termination fee associated with our management agreement with Roark and other expenses, which will be reflected in our SG&A expenses until the completion of this offering. Such costs and other non-offering expenses will be in addition to the estimated underwriting discounts, commissions and offering expenses.

Key Performance Indicators

Key measures that we use in evaluating our restaurants and assessing our business include the following:

Number of restaurants. Management reviews the number of new restaurants, the number of closed restaurants, and the number of acquisitions and divestitures of restaurants to assess net new restaurant growth, system-wide sales, royalty and franchise fee revenue and company-owned restaurant sales.

System-wide sales. System-wide sales represents net sales for all of our company-owned and franchised restaurants, as reported by franchisees. While we do not record franchised restaurant sales as revenue, our royalty revenue is calculated based on a percentage of franchised restaurant sales, which generally range from 5.0% to 6.0% of gross sales net of discounts. This measure allows management to better assess changes in our royalty revenue, our overall store performance, the health of our brand and the strength of our market position relative to competitors. Our system-wide sales growth is driven by new restaurant openings as well as increases in same store sales.

Average unit volume (AUV). AUV consists of the average annual sales of all restaurants that have been open for a trailing 52-week period or longer. This measure is calculated by dividing sales during the applicable period for all restaurants being measured by the number of restaurants being measured. In this prospectus, we provide AUV for domestic restaurants and company-owned restaurants. Domestic AUV includes revenue from both company-owned and franchised restaurants. AUV allows management to assess our company-owned and franchised restaurant economics. Our AUV growth is primarily driven by increases in same store sales and is also influenced by opening new restaurants.

Same store sales. Same store sales reflects the change in year-over-year sales for the same store base. We define the same store base to include those restaurants open for at least 52 full weeks. This measure highlights the performance of existing restaurants, while excluding the impact of new restaurant openings and closures. We review same store sales for company-owned restaurants as well as system-wide restaurants. Same store sales growth is driven by increases in transactions and average transaction size. Transaction size increases are driven by price increases or favorable mix shift from either an increase in items purchased or shifts into higher priced items.

Adjusted EBITDA. We define Adjusted EBITDA as net income before interest expense, net, income tax expense, and depreciation and amortization, with further adjustments for management fees and expense reimbursement, transaction costs, gains and losses on the disposal of assets, stock-based compensation expense and earn-out obligation. Adjusted EBITDA may not be comparable to other similarly titled captions of other companies due to differences in methods of calculation. For a reconciliation of Adjusted EBITDA to net income and a further discussion of how we utilize this non-GAAP financial measure, see “Summary—Summary Historical Consolidated Financial and Other Data.”

The following table sets forth our key performance indicators for the thirteen weeks ended March 28, 2015 and March 29, 2014 and the fiscal years ended December 27, 2014, December 28, 2013 and December 29, 2012 (in thousands, except unit data):

	Thirteen weeks ended		Year ended
	March 28, 2015	March 29, 2014	December 27, 2014	December 28, 2013	December 29, 2012
Number of system-wide stores at period end	745	627	712	614	546
System-wide sales	$199,217	$162,764	$678,771	$549,904	$457,315
Domestic restaurant AUV	N/A	N/A	$1,073	$974	$902
Company-owned domestic AUV	N/A	N/A	$1,504	$1,206	$1,126
Change in domestic same store sales	10.7%	9.7%	12.5%	9.9%	13.8%
Change in company-owned domestic same store sales	9.6%	14.5%	16.0%	7.2%	17.5%
Adjusted EBITDA	$7,194	$6,715	$24,378	$19,495	$15,615

Key Financial Definitions

Revenue. Our revenue is comprised of the collection of development fees, franchise fees, royalties, other fees associated with franchise and development rights, and sales of wings and other food and beverage products by our company-owned restaurants. The following is a brief description of our components of revenue:

Royalty revenue and franchise fees includes revenue we earn from our franchise business segment in the form of royalties, fees, and vendor contributions and rebates. Royalties consist primarily of fees earned from franchisees equal to a percentage of gross franchise restaurant sales of all restaurants developed under the applicable franchise agreement. The majority of our franchise agreements require our franchise owners to pay us a royalty of 5.0% of their gross sales net of discounts. Development agreements entered into on or after July 1, 2014 require our franchisees to pay us a royalty of 6.0% of their gross sales net of discounts. Franchise fees consist of initial development and franchise fees related to new restaurants, master license fees for international territories, fees to renew or extend franchise agreements and transfer fees. Initial franchise fees are recognized upon the opening of a restaurant and are impacted by the number of new franchise store openings in a specified period. Development and territory fees related to an individual restaurant are recognized upon the opening of each individual restaurant. Royalty revenue and franchise fees also include revenue from vendor contributions and rebates that are attributable to system-wide volume purchases that are in excess of the total expense of the vendor’s products, and are received for general marketing and other purposes.

Sales from company-owned restaurants are generated through sales of food and beverage at company-owned restaurants.

Cost of sales. Cost of sales consists of direct food, beverage, paper goods, packaging, labor costs and other restaurant operating costs such as rent, restaurant maintenance costs and property insurance, at our company-

owned restaurants. Additionally, a portion of vendor rebates attributable to system-wide volumes purchases are recorded in cost of sales. The components of cost of sales are partially variable in nature and fluctuate with changes in sales volume, product mix, menu pricing and commodity costs.

Selling, general and administrative. SG&A costs consist of wages, benefits, franchise development expenses, other compensation, travel, marketing, accounting fees, legal fees, sponsor management fees and other expenses related to the infrastructure required to support our franchise and company-owned stores. SG&A costs also include voluntary contributions on behalf of the company to the advertising fund that we manage on behalf of all system-wide restaurants. We also expect to incur additional expense related to the payment of a one-time fee in an aggregate amount of $         million in connection with the termination of our management agreement with Roark Capital Management, LLC, which represents the remaining amounts due under the terms of the management agreement. We expect our SG&A expense to increase as we incur additional legal, accounting, insurance and other expenses associated with being a public company.

Depreciation and amortization. Depreciation and amortization includes the depreciation of fixed assets, capitalized leasehold improvements and amortization of intangible assets.

Earn-out obligation. Earn-out obligation is related to Wing Stop Holding Corporation’s acquisition of the equity interests of Wingstop Holdings, Inc. and was contingent upon specific revenue benchmarks. Expense was recorded when future payment was determined to be probable. There are no further earn-out obligations remaining under the acquisition agreement.

Interest expense. Interest expense includes expenses related to borrowings under our senior secured credit facility and amortization of deferred debt issuance costs.

Income tax expense. Income tax expense includes current and deferred federal tax expenses as well as state and local income taxes.

The Reorganization

Wingstop Inc. was incorporated in Delaware on March 18, 2015. Until the completion of the reorganization described in this prospectus, which occured on                     , 2015, Wingstop Inc. was a direct wholly-owned subsidiary of Wing Stop Holding Corporation and had no material assets. Following the reorganization, the consolidated financial statements of Wingstop Inc. will reflect the assets, liabilities and results of operations of Wing Stop Holding Corporation, but for historical periods, the consolidated financial statements included in this prospectus are those of Wing Stop Holding Corporation. Accordingly, the following discussion currently relates to the consolidated financial and other data of Wing Stop Holding Corporation for the periods and as of the dates indicated and will relate to the consolidated financial and other data of Wingstop Inc. following the reorganization.

Significant Factors Impacting Historical Financial Results

Earn-out obligation. In accordance with the terms of the acquisition agreement related to Wing Stop Holding Corporation’s acquisition of the equity interests of Wingstop Holdings, Inc. on April 9, 2010, an earn-out payment, with a minimum payout of $0 and maximum payout of $5.0 million, which was contingent upon specific revenue benchmarks, was recorded at fair value on our balance sheet. We accrued an earn-out payable amount of $2.5 million, at the time of the acquisition, which was estimated based on management’s forecasts of future operations. During the year ended December 29, 2012, we achieved the benchmarks specified in the acquisition agreement to trigger the additional earn-out payment of $2.5 million. Accordingly, an additional liability and expense was included in the Consolidated Balance Sheets and Consolidated Statements of Operations, respectively, at December 29, 2012 and for the year then ended. During fiscal year 2013, we made the full $5.0 million payment due under the terms of the earn-out, and there are no further obligations related to the earn-out remaining under the acquisition agreement.

Refranchised restaurants. In February 2014, we sold five restaurants to an existing franchisee, which had a carrying value of $1.0 million, comprised of $610,000 in net assets and $442,000 in allocated goodwill, for proceeds of $1.1 million, resulting in a gain on disposal of approximately $100,000. In October 2012, we sold a restaurant to an existing franchisee, which had a carrying value of $150,000, comprised of $25,000 in net assets and $125,000 in allocated goodwill, for proceeds of $170,000, resulting in a gain on disposal of approximately $20,000.

Results of Operations

The following table presents the Consolidated Statement of Operations for the thirteen weeks ended March 28, 2015 and March 29, 2014 and the past three fiscal years expressed as a percentage of revenue:

	Thirteen weeks ended		Year ended
	March 28, 2015	March 29, 2014	December 27, 2014	December 28, 2013	December 29, 2012
Revenue:
Royalty revenue and franchise fees	58.6%	51.9%	56.4%	51.2%	48.6%
Company-owned restaurant sales	41.4	48.1	43.6	48.8	51.4

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Costs and expenses:
Cost of sales (1)	72.9%	66.3%	69.6%	77.0%	80.1%
Selling, general and administrative	40.3	28.6	38.6	32.1	30.8
Depreciation and amortization	3.5	4.9	4.3	5.1	5.7
Earn-out obligation	—	—	—	—	4.8

Total costs and expenses	74.0%	65.3%	73.2%	74.8%	82.5%

Operating income	26.0%	34.7%	26.8%	25.2%	17.5%
Interest expense, net	4.1	6.1	5.5	4.9	4.7
Other (income) expense, net	0.2	0.1	0.1	—	—

Income before income tax expense	21.7%	28.5%	21.2%	20.4%	12.8%
Income tax expense	8.3	10.6	7.9	7.6	5.8

Net income	13.4%	17.9%	13.3%	12.8%	6.9%

(1)	As a percentage of company-owned restaurant sales. Exclusive of depreciation and amortization, shown separately. The percentages reflected have been subject to rounding adjustments. Accordingly, figures expressed as percentages when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Thirteen weeks ended March 28, 2015 compared to thirteen weeks ended March 29, 2014

The following table sets forth information comparing the components of net income for the periods indicated (in thousands):

	Thirteen weeks ended		Increase / (Decrease)
	March 28, 2015	March 29, 2014	$	%
Revenue
Royalty revenue and franchise fees	$11,157	$8,659	$2,498	28.8%
Company-owned restaurant sales	7,869	8,015	(146)	(1.8)

Total revenue	19,026	16,674	2,352	14.1

Costs and expenses
Cost of sales (1)	5,736	5,311	425	8.0
Selling, general and administrative	7,676	4,761	2,915	61.2
Depreciation and amortization	663	815	(152)	(18.7)

Total costs and expenses	14,075	10,887	3,188	29.3

Operating income	4,951	5,787	(836)	(14.4)
Interest expense, net	787	1,016	(229)	(22.5)
Other (income) expense, net	29	23	6	NM (2)

Income before income tax expense	4,135	4,748	(613)	(12.9)
Income tax expense	1,581	1,764	(183)	(10.4)

Net income	$2,554	$2,984	$(430)	(14.4)%

(1)	Exclusive of depreciation and amortization, shown separately.
(2)	Not meaningful.

Total revenue. Total revenue was $19.0 million during the thirteen weeks ended March 28, 2015, an increase of $2.4 million, or 14.1%, compared to $16.7 million in the comparable period in 2014.

Royalty revenue and franchise fees. Royalty revenue and franchise fees were $11.2 million during the thirteen weeks ended March 28, 2015, an increase of $2.5 million, or 28.8%, compared to $8.7 million in the comparable period in 2014. Royalty revenue increased by $1.8 million primarily due to an increase in the number of franchised stores from 608 at March 29, 2014 to 726 at March 28, 2015 and domestic same store sales growth of 10.7% resulting primarily from an increase in transaction counts. Franchise fees increased by $0.4 million driven by 34 franchise restaurant openings in the thirteen weeks ended March 28, 2015 compared to 14 restaurant openings in the thirteen weeks ended March 29, 2014.

Company-owned restaurant sales. Company-owned restaurant sales were $7.9 million in the thirteen weeks ended March 28, 2015, a decrease of $0.1 million, or (1.8%), compared to $8.0 million in the comparable period in 2014. The decrease is the result of the refranchising of five company-owned restaurants during the thirteen weeks ended March 29, 2014 partially offset by company-owned domestic same store sales growth of 9.6%, resulting primarily from an increase in transaction counts.

Cost of sales. Cost of sales was $5.7 million in the thirteen weeks ended March 28, 2015, an increase of $0.4 million, or 8.0%, compared to $5.3 million in the comparable period in 2014. Cost of sales as a percentage of company-owned restaurant sales was 72.9% in the thirteen weeks ended March 28, 2015 compared to 66.3% in the comparable period in 2014.

The table below presents the major components of cost of sales (in thousands):

	Thirteen weeks ended March 28, 2015	As a % of company- owned restaurant sales	Thirteen weeks ended March 29, 2014	As a % of company- owned restaurant sales
Cost of sales:
Food, beverage and packaging costs	$3,065	39.0%	$2,668	33.3%
Labor costs	1,624	20.6	1,801	22.5
Other restaurant operating expenses	1,223	15.5	1,276	15.9
Vendor rebates	(176)	(2.2)	(434)	(5.4)

Total cost of sales	$5,736	72.9%	$5,311	66.3%

Food, beverage and packaging costs as a percentage of company-owned restaurant sales were 39.0% in the thirteen weeks ended March 28, 2015 compared to 33.3% in the comparable period in 2014. The increase is primarily due to a 42.0% increase in commodities rates for bone-in chicken wings compared to the comparable period in 2014, which was partially offset by menu pricing and favorable pricing for other commodities.

Labor costs as a percentage of company-owned restaurant sales were 20.6% in the thirteen weeks ended March 28, 2015 compared to 22.5% in the comparable period in 2014. The improvement is primarily due to the leveraging of fixed costs due to the company-owned domestic same store sales increase of 9.6% and the refranchising of five restaurants with lower AUV than the remaining company-owned restaurants.

Other restaurant operating expenses as a percentage of company-owned restaurant sales were 15.5% in the thirteen weeks ended March 28, 2015 compared to 15.9% in the comparable period in 2014. The improvement is primarily due to the leveraging of fixed costs due to the company-owned domestic same store sales increase of 9.6% and the refranchising of five restaurants with lower AUV than the remaining company-owned restaurants.

Vendor rebates decreased $0.3 million primarily due to a one-time reimbursement received in the thirteen weeks ended March 29, 2014 related to transition costs from the company’s change to a new distributor that offset expenses incurred due to the transition.

Selling, general and administrative. SG&A expense was $7.7 million in the thirteen weeks ended March 28, 2015, an increase of $2.9 million, or 61.2%, compared to $4.8 million in the comparable period in 2014. The increase in SG&A is primarily due to headcount additions, consulting / professional fees, and $1.3 million of additional costs as we prepare to be a public company.

Depreciation and amortization. Depreciation and amortization was $0.7 million in the thirteen weeks ended March 28, 2015, a decrease of $0.1 million, or 18.7%, compared to $0.8 million in the comparable period in 2014. The refranchising of five restaurants caused a reduction in depreciation of $0.1 million during the thirteen weeks ended March 29, 2014, which was slightly offset by capital expenditures.

Interest expense, net. Interest expense was $0.8 million in the thirteen weeks ended March 28, 2015, a decrease of $0.2 million, or 22.5%, from $1.0 million in the comparable period in 2014. The decrease was primarily due to a lower principal amount of indebtedness incurred under our senior secured credit facility during a significant portion of the thirteen weeks ended March 28, 2015 as compared to the comparable period in 2014.

Income tax expense. Income tax expense was $1.6 million in the thirteen weeks ended March 28, 2015, yielding an effective tax rate of 38.2%, compared to an effective tax rate of 37.2% in the comparable period in 2014.

Segment results. The following table sets forth our revenue and operating profit for each of our segments for the period presented (in thousands):

	Thirteen weeks ended		Increase / (Decrease)
	March 28, 2015	March 29, 2014	$	%
Revenue:
Franchise segment	$11,157	$8,659	$2,498	28.8%
Company segment	7,869	8,015	(146)	(1.8)

Total segment revenue	$19,026	$16,674	$2,352	14.1%

Segment profit:
Franchise segment	$5,048	$4,110	$938	22.8%
Company segment	1,317	1,790	(473)	(26.4)

Total segment profit	$6,365	$5,900	$465	7.9%

Franchise segment. Franchise segment revenue was $11.2 million in the thirteen weeks ended March 28, 2015, an increase of $2.5 million, or 28.8%, from $8.7 million in the comparable period in 2014. The increase was due to 118 franchise restaurant openings since March 29, 2014, domestic same store sales growth of 10.7% driven primarily by an increase in transaction counts and an increase of $0.3 million in vendor rebates driven by system-wide volume increases.

Franchise segment profit was $5.0 million in the thirteen weeks ended March 28, 2015, an increase of $0.9 million, or 22.8%, from $4.1 million in the comparable period in 2014 due to the growth in revenue offset by increases in SG&A.

Company segment. Company-owned restaurant sales were $7.9 million in the thirteen weeks ended March 28, 2015, a decrease of $0.1 million, or (1.8)%, compared to $8.0 million in the comparable period in 2014. The decrease is the result of the refranchising of five company-owned restaurants during the first quarter of 2014 partially offset by company-owned domestic same store sales growth of 9.6%, resulting primarily from an increase in transaction counts.

Company segment profit was $1.3 million in the thirteen weeks ended March 28, 2015, a decrease of $0.5 million, or (26.4)%, compared to $1.8 million in the comparable period in 2014. The decrease is primarily due to the refranchising of five company-owned restaurants during the first quarter of 2014 and a 42.0% increase in commodities rates for bone-in-chicken wings partially offset by the leveraging of fixed costs due to the company-owned domestic same store sales increase of 9.6%.

Year ended December 27, 2014 compared to year ended December 28, 2013

The following table sets forth information comparing the components of net income in fiscal year 2014 and fiscal year 2013 (in thousands):

	Year ended		Increase / (Decrease)
	December 27, 2014	December 28, 2013	$	%
Revenue:
Royalty revenue and franchise fees	$38,032	$30,202	$7,830	25.9%
Company-owned restaurant sales	29,417	28,797	620	2.2

Total revenue	67,449	58,999	8,450	14.3%

Costs and expenses:
Cost of sales (1)	20,473	22,176	(1,703)	(7.7)%
Selling, general and administrative	26,006	18,913	7,093	37.5
Depreciation and amortization	2,904	3,030	(126)	(4.2)

Total costs and expenses	49,383	44,119	5,264	11.9%

Operating income	18,066	14,880	3,186	21.4%
Interest expense, net	3,684	2,863	821	28.7
Other (income) expense, net	84	(6)	90	NM (2)

Income before income tax expense	14,298	12,023	2,275	18.9%
Income tax expense	5,312	4,493	819	18.2

Net income	$8,986	$7,530	$1,456	19.3%

(1)	Exclusive of depreciation and amortization, shown separately.
(2)	Not meaningful.

Total revenue. Total revenue was $67.4 million in fiscal year 2014, an increase of $8.5 million, or 14.3%, compared to $59.0 million in the prior fiscal year.

Royalty revenue and franchise fees. Royalty revenue and franchise fees were $38.0 million in fiscal year 2014, an increase of $7.8 million, or 25.9%, compared to $30.2 million in the prior fiscal year. Royalty revenue increased by $6.3 million primarily due to an increase in the number of franchised stores from 590 in fiscal year 2013 to 693 in fiscal year 2014 and domestic same store sales growth of 12.5% resulting primarily from an increase in transaction counts. Franchise fees increased by $0.8 million driven by 102 franchise restaurant openings in 2014 compared to 74 restaurant openings in 2013.

Company-owned restaurant sales. Company-owned restaurant sales were $29.4 million in fiscal year 2014, an increase of $0.6 million, or 2.2%, compared to $28.8 million in the prior fiscal year. The increase is the result of company-owned domestic same store sales growth of 16.0%, resulting primarily from an increase in transaction counts. Same store sales increases of $4.0 million were partially offset by the refranchising of five corporate restaurants during the first quarter of 2014.

Cost of sales. Cost of sales was $20.5 million in fiscal year 2014, a decrease of $1.7 million, or 7.7%, compared to $22.2 million in the prior fiscal year. Cost of sales as a percentage of company-owned restaurant sales was 69.6% in fiscal year 2014 compared to 77.0% in the prior fiscal year.

The table below presents the major components of cost of sales (in thousands):

	Year ended December 27, 2014	As a % of company- owned restaurant sales	Year ended December 28, 2013	As a % of company- owned restaurant sales
Cost of sales:
Food, beverage and packaging costs	$10,327	35.1%	$11,147	38.7%
Labor costs	6,637	22.6	6,800	23.6
Other restaurant operating expenses	4,688	15.9	4,972	17.3
Vendor rebates	(1,179)	(4.0)	(743)	(2.6)

Total cost of sales	$20,473	69.6%	$22,176	77.0%

Food, beverage and packaging costs as a percentage of company-owned restaurant sales were 35.1% in fiscal year 2014 compared to 38.7% in the prior fiscal year. The improvement is primarily due to a 15.2% reduction in commodities rates for bone-in chicken wings compared to the same period in the prior fiscal year.

Labor costs as a percentage of company-owned restaurant sales were 22.6% in fiscal year 2014 compared to 23.6% in the prior fiscal year. The improvement is primarily due to the leveraging of fixed costs due to the company-owned domestic same store sales increase of 16.0% and the refranchising of 5 restaurants with lower AUV than the remaining company stores.

Other restaurant operating expenses as a percentage of company-owned restaurant sales were 15.9% in fiscal year 2014 compared to 17.3% in the prior fiscal year. The improvement is primarily due to the leveraging of fixed costs due to the company-owned domestic same store sales increase of 16.0% and the refranchising of 5 restaurants with lower AUV than the remaining company stores.

Vendor rebates increased $0.4 million primarily due to a one-time reimbursement of transition costs from the company’s change to a new distributor that offset expenses incurred in 2013 due to the transition.

Selling, general and administrative. SG&A expense was $26.0 million in fiscal year 2014, an increase of $7.1 million, or 37.5%, compared to $18.9 million in the prior fiscal year. The increase in SG&A is primarily due to headcount additions, consulting / professional fees, and $2.2 million of additional costs as we prepare to be a public company.

Depreciation and amortization. Depreciation and amortization was $2.9 million in fiscal year 2014, a decrease of $0.1 million, or 4.2%, compared to $3.0 million in the prior fiscal year. The refranchising of 5 restaurants caused a reduction in depreciation of $0.3 million which was mostly offset by additional capital expenditures.

Interest expense, net. Interest expense was $3.7 million in fiscal year 2014, an increase of $0.8 million, or 28.7%, from $2.9 million in the prior fiscal year. The increase was primarily due to the increased principal amount of indebtedness incurred under our senior secured credit facility in connection with an amendment and restatement of the facility completed in the fourth quarter of 2013.

Income tax expense. Income tax expense was $5.3 million in fiscal year 2014, yielding an effective tax rate of 37.2%, compared to an effective tax rate of 37.4% in prior fiscal year. The effective tax rate in 2014 is comparable to 2013.

Segment results. The following table sets forth our revenue and operating profit for each of our segments for the period presented (in thousands):

	Year ended		Increase / (Decrease)
	December 27, 2014	December 28, 2013	$	%
Revenue:
Franchise segment	$38,032	$30,202	7,830	25.9%
Company segment	29,417	28,797	620	2.2

Total segment revenue	$67,449	$58,999	$8,450	14.3%

Segment profit:
Franchise segment	$15,213	$13,106	2,107	16.1%
Company segment	5,471	2,605	2,866	110.0

Total segment profit	$20,684	$15,711	$4,973	31.7%

Franchise segment. Franchise segment revenue was $38.0 million in fiscal year 2014, an increase of $7.8 million, or 25.9%, from $30.2 million in the prior fiscal year. The increase was due to 102 franchise restaurant openings, domestic same store sales growth of 12.5% driven primarily by an increase in transaction counts and an increase of $0.8 million in vendor rebates driven by system-wide volume increases.

Franchise segment profit was $15.2 million in fiscal year 2014, an increase of $2.1 million, or 16.1%, from $13.1 million in the prior fiscal year due to the growth in revenue offset by increases in SG&A.

Company segment. Company-owned restaurant sales were $29.4 million in fiscal year 2014, an increase of $0.6 million, or 2.2%, compared to $28.8 million in the prior fiscal year. The increase is the result of company-owned domestic same store sales growth of 16.0%, resulting primarily from an increase in transaction counts. Same store sales increases of $4.0 million were partially offset by the refranchising of five corporate restaurants during the first quarter of 2014.

Company segment profit was $5.5 million in fiscal year 2014, an increase of $2.9 million, or 110.0%, compared to $2.6 million in the prior fiscal year. The improvement is due to increase in sales, a 15.2% reduction in commodities rates for bone-in chicken wings and leveraging of fixed costs due to the company-owned comparable same store sales increase of 16.0%.

Year ended December 28, 2013 compared to year ended December 29, 2012

The following table sets forth information comparing the components of net income in fiscal year 2013 and fiscal year 2012 (in thousands):

	Year ended		Increase / (Decrease)
	December 28, 2013	December 29, 2012	$	%
Revenue:
Royalty revenue and franchise fees	$30,202	$25,057	$5,145	20.5%
Company-owned restaurant sales	28,797	26,534	2,263	8.5

Total revenue	58,999	51,591	7,408	14.4

Costs and expenses:
Cost of sales (1)	22,176	21,262	914	4.3
Selling, general and administrative	18,913	15,896	3,017	19.0
Depreciation and amortization	3,030	2,930	100	3.4
Earn-out obligation	—	2,500	(2,500)	(100.0)

Total costs and expenses	44,119	42,588	1,531	3.6

Operating income	14,880	9,003	5,877	65.3
Interest expense, net	2,863	2,431	432	17.8
Other (income) expense, net	(6)	(8)	2	(25.0)

Income before income tax expense	12,023	6,580	5,443	82.7
Income tax expense	4,493	3,000	1,493	49.8

Net income	$7,530	$3,580	$3,950	110.3%

(1)	Exclusive of depreciation and amortization, shown separately.

Total revenue. Total revenue was $59.0 million in fiscal year 2013, an increase of $7.4 million, or 14.4%, compared to $51.6 million in the prior fiscal year.

Royalty revenue and franchise fees. Royalty revenue and franchise fees were $30.2 million in fiscal year 2013, an increase of $5.1 million, or 20.5%, compared to $25.1 million in the prior fiscal year. Royalty revenue increased $4.0 million primarily due to an increase in the number of franchised stores from 523 in fiscal year 2012 to 590 in fiscal year 2013 and domestic same store sales growth of 9.9% resulting from both an increase in transaction counts and average transaction size. An additional $0.6 million in vendor credits was received for the franchisee convention. The convention is held every 18 months, and there was no convention in 2012.

Company-owned restaurant sales. Company-owned restaurant sales were $28.8 million in fiscal year 2013, an increase of $2.3 million, or 8.5%, compared to $26.5 million in the prior fiscal year. The increase is the result of company-owned domestic same store sales growth of 7.2%, resulting primarily from an increase in average transaction size. Same store sales increases of $1.9 million, and a new restaurant opening in the first quarter of 2013 were offset by the refranchising of a restaurant in the fourth quarter of 2012.

Cost of sales. Cost of sales was $22.2 million in fiscal year 2013, an increase of $0.9 million, or 4.3%, compared to $21.3 million in the prior fiscal year. Cost of sales as a percentage of company-owned restaurant sales was 77.0% in fiscal year 2013 compared to 80.1% in the prior fiscal year.

The table below presents the major components of cost of sales (in thousands):

	Year ended December 28, 2013	As a % of company- owned restaurant sales	Year ended December 29, 2012	As a % of company- owned restaurant sales
Cost of sales:
Food, beverage and packaging costs	$11,147	38.7%	$11,178	42.1%
Labor costs	6,800	23.6	6,150	23.2
Other restaurant operating expenses	4,972	17.3	4,540	17.1
Vendor rebates	(743)	(2.6)	(606)	(2.3)

Total cost of sales	$22,176	77.0%	$21,262	80.1%

Food, beverage and packaging costs as a percentage of company-owned restaurant sales were 38.7% in fiscal year 2013 compared to 42.1% in the prior fiscal year. The improvement is primarily due to an 11.3% reduction in commodities rates for bone-in chicken wings compared to the same period in the prior fiscal year.

Labor costs as a percentage of company-owned restaurant sales were 23.6% in fiscal year 2013 compared to 23.2% in the prior fiscal year. The increase in cost is primarily due to increased field operations performance bonuses, a new restaurant opening, offset by leverage from same store sales growth.

Other restaurant operating expenses as a percentage of company-owned restaurant sales were 17.3% in fiscal year 2013 compared to 17.1% in the prior fiscal year. Year over year increases from increased rent and marketing spend related to a new restaurant opening were offset by leverage from same store sales growth.

Selling, general and administrative. SG&A expense was $18.9 million in fiscal year 2013, an increase of $3.0 million, or 19.0%, compared to $15.9 million in the prior fiscal year. SG&A increased by $3.0 million primarily due to headcount additions to support growth as well as $0.6 million of expense related to the franchisee convention. The convention is held every 18 months, and there was no convention in 2012.

Depreciation and amortization. Depreciation and amortization was $3.0 million in fiscal year 2013, an increase of $0.1 million, or 3.4%, compared to $2.9 million in the prior fiscal year. Depreciation increased by $0.2 million mainly due to the opening of a company restaurant and two renovations, offset by decreased amortization.

Earn-out obligation. There was no earn-out obligation expense in fiscal year 2013 as compared to $2.5 million in the prior fiscal year. There are no further earn-out obligations remaining under the 2010 acquisition agreement.

Interest expense, net. Interest expense was $2.9 million in fiscal year 2013, an increase of $0.4 million, or 17.8%, from $2.4 million in 2012. The increase was primarily due to the increased principal amount of indebtedness incurred under our senior secured credit facility in connection with an amendment and restatement of the facility completed in the fourth quarter of 2013.

Income tax expense. Income tax expense was $4.5 million in fiscal year 2013, yielding an effective tax rate of 37.4%, compared to an effective tax rate of 45.6% in fiscal year 2012. The lower effective tax rate in 2013 is primarily due to the earn-out obligation of $2.5 million in 2012 that was not deductible for income tax purposes.

Segment results. The following table sets forth our revenue and operating profit for each of our segments for the period presented (in thousands):

	Year ended		Increase / (Decrease)
	December 28, 2013	December 29, 2012	$	%
Revenue:
Franchise segment	$30,202	$25,057	$5,145	20.5%
Company segment	28,797	26,534	2,263	8.5

Total segment revenue	$58,999	$51,591	$7,408	14.4%

Segment profit:
Franchise segment	$13,106	$10,801	$2,305	21.3%
Company segment	2,605	1,432	1,173	81.9

Total segment profit	$15,711	$12,233	$3,478	28.4%

Franchise segment. Franchise segment revenue was $30.2 million in fiscal year 2013, an increase of $5.1 million, or 20.5%, from $25.1 million in the prior fiscal year. The increase was due to the net addition of 67 restaurants, domestic same store sales growth of 9.9%, and an increase of $1.0 million from vendor rebates driven by system-wide volume increases.

Franchise segment profit was $13.1 million in fiscal year 2013, an increase of $2.3 million, or 21.3%, from $10.8 million in the prior fiscal year due to the growth in revenue offset by growth in SG&A, including cost for our convention that was not included in 2012.

Company segment. Company-owned restaurant sales were $28.8 million in fiscal year 2013, an increase of $2.3 million, or 8.5%, compared to $26.5 million in the prior fiscal year. The increase is the result of company-owned domestic same store sales growth of 7.2%, resulting primarily from an increase in average transaction size. Same store sales increases of $1.9 million and a new restaurant opening in the first quarter of 2013 were partially offset by the refranchising of a restaurant in the fourth quarter of 2012.

Company segment profit was $2.6 million in fiscal year 2013, an increase of $1.2 million, or 81.9%, compared to $1.4 million in the prior fiscal year. The improvement is due to increase in sales, a 11.3% reduction in commodities rates for bone-in chicken wings and leveraging of fixed costs due to the company-owned comparable same store sales increase of 7.2%.

Quarterly Results

The following table sets forth certain unaudited financial and operating data in the thirteen weeks ended March 28, 2015 and each fiscal quarter during fiscal year 2014 and 2013. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair presentation of the information shown. This information should be read in conjunction with the audited consolidated and unaudited condensed consolidated financial statements and related notes thereto appearing elsewhere in this prospectus. All quarterly periods presented below include 13 weeks.

	Fiscal year 2015	Fiscal year 2014				Fiscal year 2013
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Number of system-wide restaurants open at end of period	745	712	678	657	627	614	591	576	559
Number of company restaurants open at end of period	19	19	19	19	19	24	24	24	24
Number of domestic franchise restaurants open at end of period	681	652	628	612	587	569	550	534	518
System-wide domestic same store sales growth	10.7%	12.5%	12.4%	15.3%	9.7%	8.1%	8.6%	10.1%	13.0%
Company-owned domestic same store sales growth	9.6%	14.8%	14.0%	21.0%	14.5%	7.5%	5.8%	5.0%	10.4%
System-wide sales (in thousands) (1)	$199,217	$181,990	$168,454	$165,563	$162,764	$146,949	$136,121	$131,693	$135,142
Total revenue (in thousands)	$19,026	$18,057	$16,417	$16,301	$16,674	$15,536	$14,329	$14,678	$14,456
Operating income (in thousands)	$4,951	$3,223	$4,012	$5,044	$5,787	$3,105	$3,955	$4,274	$3,546
Net income (in thousands)	$2,554	$1,501	$1,993	$2,508	$2,984	$1,468	$2,050	$2,238	$1,774
Adjusted EBITDA (in thousands) (2)	$7,194	$5,814	$5,736	$6,113	$6,715	$4,883	$4,914	$5,217	$4,481

(1)	See the definitions of Key Performance Indicators under “—Key Performance Indicators.” System-wide sales includes revenue from company-owned restaurants and franchised restaurants, as reported by our franchisees.

(2)	The following table reconciles Adjusted EBITDA to the most directly comparable U.S. GAAP financial performance measure, which is net income. Please see footnote 4 to “Prospectus Summary—Summary of Historical Consolidated Financial and Other Data” for our definition of Adjusted EBITDA and why we consider it useful.

	Fiscal year 2015	Fiscal year 2014				Fiscal year 2013
(in thousands)	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Net income	$2,554	$1,501	$1,993	$2,508	$2,984	$1,468	$2,050	$2,238	$1,774
Interest income, net	787	813	876	979	1,016	748	695	704	716
Income tax expense	1,581	886	1,178	1,484	1,764	889	1,219	1,330	1,055

Depreciation and amortization	663	672	690	727	815	796	750	746	738

EBITDA	$5,585	$3,872	$4,737	$5,698	$6,579	$3,901	$4,714	$5,018	$4,283

Additional adjustments (a)
Management fees	117	111	111	113	114	109	108	109	110
Transaction costs	1,303	1,193	776	195	5	395	—	—	—
Gains and losses on disposal of assets	—	—	—	—	(86)	—	—	—	—

Stock-based compensation expense	189	638	112	107	103	478	92	90	88

Adjusted EBITDA	$7,194	$5,814	$5,736	$6,113	$6,715	$4,883	$4,914	$5,217	$4,481

(a)	See “Summary Historical Consolidated Financial and Other Data” for a more detailed description of the additional adjustments set forth above.

Liquidity and Capital Resources

General. Our primary sources of liquidity and capital resources are cash provided from operating activities, cash and cash equivalents on hand, and proceeds from the incurrence of debt. Our primary requirements for liquidity and capital are working capital and general corporate needs. Our operations have not required significant working capital and, similar to many restaurant companies, we have been able to operate, and expect to continue to operate with negative working capital. We believe that our sources of liquidity and capital will be sufficient to finance our continued operations, growth strategy and additional expenses we expect to incur as a public company for at least the next twelve months.

The following table shows summary cash flows information for the thirteen weeks ended March 28, 2015 and March 29, 2014 and the fiscal years 2014, 2013 and 2012 (in thousands):

	Thirteen weeks ended		Year ended
	March 28, 2015	March 29, 2014	December 27, 2014	December 28, 2013	December 29, 2012
Net cash provided by (used in):
Operating activities	$2,520	$5,763	$14,370	$10,906	$10,421
Investing activities	(99)	707	(363)	(2,144)	(1,447)
Financing activities	(9,242)	198	(7,457)	(9,842)	(6,902)

Net change in cash and cash equivalents	$(6,821)	$6,668	$6,550	$(1,080)	$2,072

Operating activities. Our cash flows from operating activities are principally driven by sales at both franchise restaurants and company-owned restaurants, as well as franchise and development fees. We collect franchise royalties from our franchise owners on a weekly basis. Restaurant-level operating costs at our company-owned restaurants, unearned franchise and development fees and corporate overhead costs also impact our cash flows from operating activities.

Net cash provided by operating activities was $2.5 million in the thirteen weeks ended March 28, 2015, a decrease of $3.2 million, from $5.8 million in the comparable period in 2014 due to a decrease in net income from the prior period and the timing in working capital changes.

Net cash provided by operating activities was $14.4 million in fiscal year 2014, an increase of $3.5 million, from $10.9 million in fiscal year 2013 primarily due to increased net income over the prior year, increased cash collected related to deferred revenue from franchise and development agreements, and the timing of the earn-out payment which occurred in 2013. The increase was partially offset by timing in working capital changes.

Net cash provided by operating activities was $10.9 million in fiscal year 2013, an increase of $0.5 million, from $10.4 million in fiscal year 2012 primarily as a result of increased net income over the prior year and changes in deferred taxes. The increase in net cash provided by operating activities was offset by the earn-out payment in 2013.

Investing activities. Our net cash used in investing activities was $0.1 million in the thirteen weeks ended March 28, 2015, a decrease of $0.8 million, from $0.7 million provided by investing activities in the comparable period in 2014. The decrease in the use of cash was due to the proceeds of $1.1 million from the refranchising of five company-owned restaurants during the thirteen weeks ended March 29, 2014, which was partially offset by a decrease in capital expenditures.

Our net cash used in investing activities was $0.4 million in fiscal year 2014, a decrease of $1.7 million, from $2.1 million in fiscal year 2013. The decrease in the use of cash was due to the proceeds of $1.1 million from the refranchising of 5 corporate restaurants as well as a decrease in capital expenditures.

Net cash used in investing activities was $2.1 million in fiscal year 2013, an increase of $0.7 million, from $1.4 million in fiscal year 2012. The increase was due to an increase in capital expenditures.

Financing activities. Our net cash used in financing activities was $9.2 million in the thirteen weeks ended March 28, 2015, a decrease of $9.4 million, from cash provided by financing activities of $0.2 million in the comparable period in 2014. The decrease was due to debt recapitalization in 2015 with a subsequent dividend payout to stockholders. Our board of directors authorized a dividend payout in the amount of $48.0 million after increasing the debt balance by $40.0 million. No dividends were paid during the thirteen weeks ended March 29, 2014.

Our net cash used in financing activities was $7.5 million in fiscal year 2014, a decrease of $2.3 million, from $9.8 million in fiscal year 2013. The decrease was primarily due to a debt recapitalization in 2013 with a subsequent dividend payout to stockholders. Our board of directors authorized a dividend payout in the amount of $38.5 million after increasing the debt balance by $33.2 million. We did not have a recapitalization in 2014. This increase was offset by a higher principal payment in 2014 vs. 2013 including a voluntary payment of $5.0 million. We also paid a $5.0 million earn-out payment in fiscal year 2013, with a portion included within financing activities, as a result of hitting the performance objectives associated with Wing Stop Holding Corporation’s 2010 acquisition of the company.

Our net cash used in financing activities was $9.8 million in fiscal year 2013, an increase of $2.9 million, from $6.9 million in fiscal year 2012. The increase in net cash used in financing activities was primarily due to the $2.5 million earn-out payment in 2013, with no comparable payment in 2012.

Senior secured credit facility. In December 2013, we entered into a $107.5 million amended and restated senior secured credit facility. In connection with the amendment, the principal balance of the term loan was increased to $102.5 million from the previous principal balance of $72.0 million during fiscal year 2012. We used a portion of the proceeds from the amended facility and cash on hand to pay a dividend of $38.5 million to our stockholders. As of December 27, 2014 the principal balance was $97.3 million, $69.3 million bears interest at 3.70% and $33.2 million bears interest at 3.74%. In March 2015, we amended and restated the senior secured credit facility. In connection with the amended and restated facility, the facility size was increased to $137.5 million and is comprised of a $132.5 million term loan and a $5.0 million revolving credit facility. We used a portion of the proceeds from the amended and restated facility and cash on hand to pay a dividend of $48.0 million to our stockholders. Borrowings under the facility bear interest, payable quarterly, at our option at the base rate plus a margin (1.50% to 2.25%, dependent on our reported leverage ratio) or LIBOR plus a margin (2.50% to 3.25%, dependent on our reported leverage ratio), at the company’s discretion. The amended and restated facility also extended the maturity date of the senior secured credit facility from December 2018 to March 2020. Principal installments ranging from $1.66 million to $3.31 million are due quarterly starting June 30, 2015, with all unpaid amounts due at maturity in March 2020. Subject to certain conditions, we have the ability to increase the senior secured credit facility by up to an additional $30.0 million.

The senior secured credit facility is secured by substantially all of our assets and requires compliance with certain financial and non-financial covenants, including fixed charge coverage and leverage. We were in compliance with these covenants as of March 28, 2015. Failure to comply with these covenants in the future could cause an acceleration of outstanding amounts under the term loan and restrict us from borrowing under the revolving credit facility to fund our liquidity requirements.

Initial public offering. We believe that becoming a public company may provide additional sources of liquidity because we will have better access to public markets in order to raise additional capital. In addition, we believe that current conditions in the capital markets provide us with an attractive opportunity for an initial public offering.

Contractual Obligations

The following table sets forth our contractual obligations and commercial commitments as of December 27, 2014 (in thousands):

	Payments due by period
	Fiscal year 2015	Fiscal years 2016-2017	Fiscal years 2018-2019	Thereafter	Total
Senior secured credit facility	$4,869	$13,997	$74,855	$—	$93,721
Operating leases (a)	1,250	2,205	1,477	2,954	7,886
Interest payments	2,969	5,433	2,176	—	10,578

Total	$9,088	$21,635	$78,508	$2,954	$112,185

(a)	Includes base lease terms and certain optional renewal periods that are included in the lease term in accordance with accounting guidance related to leases.

Indemnifications. We are parties to certain indemnifications to third parties in the ordinary course of business. The probability of incurring an actual liability under such indemnifications is sufficiently remote so that no liability has been recorded.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (“ASU”) No 2014-08, Reporting Discontinued Operations and Disposals of Components of an Entity. The amendments in ASU 2014-08 change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The pronouncement is effective for fiscal years and interim periods within those fiscal years, after December 31, 2015.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This update provides a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. This update is effective for annual and interim periods beginning after December 15, 2016, which will require us to adopt these provisions in the first quarter of fiscal 2018. Early application is not permitted. This update permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect this guidance will have on our consolidated financial statements and related disclosures. We are evaluating the impact on its consolidated financial statements and have not yet selected a transition method.

In August 2014, the FASB issued ASU No 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments in ASU 2014-15 are intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. Under GAAP, financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities. Currently, GAAP lacks guidance about management’s responsibility to evaluate whether there is substantial doubt about the organization’s ability to continue as a going concern or to provide related footnote disclosures. This ASU provides guidance to an organization’s management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. The pronouncement is effective for fiscal years and interim periods within those fiscal years, after December 31, 2016. The adoption of this pronouncement is not expected to have a material impact on our financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. This update intends to simplify the presentation of debt issuance costs in the balance sheet. The ASU specifies that debt issuance costs related to a note shall be reported in the balance sheet as a direct deduction from the face amount of that note, and that amortization of debt issuance costs also shall be reported as interest expense. The ASU does not affect the current guidance on the recognition and measurement of debt issuance costs. The update is effective for our fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is allowed for all entities for financial statements that have not been previously issued. Entities would apply the new guidance retrospectively to all prior periods presented. We have evaluated the ASU and determined that it has no material impact on the consolidated financial statements and have elected not to early adopt.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Critical accounting policies are those that management believes are both most important to the portrayal of our financial condition and operating results, and require management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. We base our estimates on historical experience, outside advice from parties believed to be experts in such matters, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. Our significant accounting policies can be found in Note 1 to our consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Revenue Recognition

Revenue consists of sales from franchise and development fees, international territory fees, franchise royalties and company-owned stores. Franchise fees are recognized as revenue when all material services or conditions relating to the store have been substantially performed or satisfied by us, which is typically when a franchised store begins operations. Development fees for the right to develop a store are recognized as revenue when all material services or conditions relating to the sale have been substantially performed, which is typically when the franchised store begins operations. International territory fees and development fees determined based on the number of stores to open in an area are deferred and recognized as revenue on a pro rata basis at the same time the individual franchise fee is recognized, typically when individual stores are opened. Franchise fee, development fee and international territory fee payments received by us before the restaurant opens are recorded as deferred revenue in the Consolidated Balance Sheets.

Continuing royalties, which are a percentage of net sales of the franchisee, are recognized as income when earned. We record food and beverage revenue from company-owned stores upon sale to the customer. We collect and remit sales, food and beverage, alcoholic beverage and hospitality taxes on transactions with customers and reports such amounts under the net method in our Consolidated Statements of Operations. Accordingly, these taxes are not included in gross revenue. We receive consideration from vendors that we record as revenue to the extent the amounts are in excess of total expense of the vendor’s products.

Valuation of Goodwill, Long-Lived and Other Intangible Assets

Our indefinite-lived intangible assets consist of goodwill and trade names. Goodwill represents the residual after allocation of the purchase price to the individual fair values and carryover basis of net assets acquired. On an annual basis (during the fourth quarter of the fiscal year) or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, we review the recoverability of goodwill and indefinite-lived intangible assets. The impairment test for goodwill involves comparing the fair value of the reporting units to their carrying amounts. If the carrying amount of a reporting unit exceeds its fair value, a second step is required to measure a goodwill impairment loss, if any. This step revalues all assets and liabilities of the reporting unit to their current fair values and then compares the implied fair value of the reporting unit’s goodwill to the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. The impairment test for trade names involves comparing fair value of the trade name, as determined through a discounted cash flow approach, to its carrying value.

Impairment indicators that may necessitate goodwill impairment testing in between our annual impairment tests include, but are not limited to the following:

•	A significant adverse change in legal factors in the business climate;

•	An adverse action of assessment by a regulator;

•	Unanticipated competition;

•	A loss of key personnel;

•	A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of; and

•	The testing for recoverability of a significant asset group within a reporting unit.

Impairment indicators that may necessitate indefinite-lived intangible asset impairment testing in between our annual impairment tests are consistent with those of its long-lived assets.

Sales declines at Wingstop restaurants, unplanned increases in health insurance, commodity or labor costs, deterioration in overall economic conditions and challenges in the restaurant industry may result in future impairment charges. It is possible that changes in circumstances or changes in management’s judgments, assumptions and estimates could result in an impairment charge of a portion or all of its goodwill or other intangible assets.

Property and equipment and finite-life intangibles are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We review applicable finite-lived intangible assets and long-lived assets related to each restaurant on a periodic basis. Our assessment of recoverability of property and equipment and finite-lived intangible assets is performed at the component level, which is generally an individual restaurant. When events or changes in circumstances indicate an asset may not be recoverable, we estimate the future cash flows expected to result from the use of the asset. If the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss is recognized. The impairment loss is recognized by measuring the difference between the carrying value of the assets and the estimated fair value of the assets. Our estimates of fair values are based on the best information available and require the use of estimates, judgments, and projections. The actual results may vary significantly from the estimates.

Stock-Based Compensation

Our 2010 Stock Option Plan (the “Plan”) permits the granting of awards to employees, directors and other eligible persons in the form of stock options. The Plan is administered by our board of directors. The options granted under the Plan are generally exercisable within a 10-year period from the date of grant. Under the Plan, we had 6,062,596 shares authorized for issuance. The options are subject to either service-based or performance-based vesting. Service-based options contain a service-based, or time-based, vesting provision. Performance-based options contain performance-based vesting provisions primarily based on us meeting certain Adjusted EBITDA profitability targets for each fiscal year during the vesting period. Any options that have not vested prior to a change of control or do not vest in connection with a change of control or do vest but are not exercised will be forfeited by the grantee upon a change of control for no consideration. Options issued and outstanding expire on various dates up to the year 2024.

We measure equity-based awards granted to our employees at fair value on the grant date and recognize the corresponding compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. We have elected to recognize compensation cost for graded-vesting awards subject only to a service condition over the requisite service period of the entire award.

We recognize compensation expense only for the portion of awards that are expected to vest. In developing a forfeiture rate estimate, we have considered our historical experience to estimate pre-vesting forfeitures for service based awards. The impact of a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual forfeiture rate is materially different from our estimate, we may be required to record adjustments to equity-based compensation expense in future periods. These assumptions represent our best estimates, but involve inherent uncertainties and the application of our judgment. As a result, if factors change and we use significantly different assumptions or estimates, our equity-based compensation expense could be materially impacted in that period.

Income Taxes

We recognize deferred tax assets and liabilities for the expected future tax consequences or events that have been included in the financial statements or tax returns. We are also required to record a valuation allowance against any deferred tax assets, if it is more likely than not that all or some of the deferred tax assets will not be realized. The determination is based upon our analysis of existing deferred tax assets, expectations of our ability to utilize these tax attributes through a review of historical and projected taxable income and establishment of tax strategies. If we are not able to implement the necessary tax strategies and our future taxable income is reduced, the amount of tax assets considered realizable could be reduced in the near term.

We only record tax benefits for positions that we believe are more likely than not of being sustained under audit examination based solely on the technical merits of the associated tax position. The amount of tax benefit recognized in the financial statements for any position are measured based on the largest amount of the tax benefit that we believe is greater than fifty percent likelihood of being realized upon ultimate settlement.

Tax liabilities are adjusted as new, previously unknown information becomes available. Due to the inherent uncertainty involved in estimation of tax liability, actual payment could be materially different from the estimated liability. These differences will impact the amount of income tax expense recorded in the period in which they are determined. Although we consider tax liabilities recorded for the years ended December 27, 2014, December 28, 2013 and December 29, 2012, to be appropriate, the ultimate resolution of such matters could have a potentially material favorable or unfavorable impact on our consolidated financial statements.

Leases

We currently lease all of our domestic company-owned restaurants and our corporate office. At the inception of each lease, we determine its appropriate classification as an operating or capital lease. As of December 27, 2014 and December 28, 2013 there were no leases classified as capital leases. For operating leases that include rent escalations, we record the base rent expense on a straight-line basis over the term of the lease including reasonably assured option renewal periods and the difference between the base cash rent paid and the straight-line rent expense is recorded as deferred rent.

We expend cash for leasehold improvements and to build out and equip our leased premises. Generally, a portion of the leasehold improvements and building costs are reimbursed to us by our landlords as construction contributions pursuant to agreed-upon terms in our leases. If obtained, landlord construction contributions for leasehold improvements usually take the form of up-front cash, full or partial credits against our future minimum or percentage rents otherwise payable by us, or a combination thereof. When contractually due to us, we classify tenant improvement allowances as deferred rent on the Consolidated Balance Sheets and amortize the tenant improvement allowance on a straight-line basis over the lease term as a credit to occupancy and related expenses.

JOBS Act

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. Section 102 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period is irrevocable.

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if as an emerging growth company we choose to rely on such exemptions, we may not be required to, among other things, (i) provide an auditor’s attestation report on our systems of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation. These exemptions will apply until we no longer meet the requirements of being an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Quantitative and Qualitative Disclosures of Market Risks

Impact of inflation. The primary inflationary factors affecting our and our franchisees’ operations are food and beverage costs, labor costs, energy costs and the costs and materials used in the construction of new restaurants. Our restaurant operations are subject to federal and state minimum wage laws governing such matters as working conditions, overtime and tip credits. Significant numbers of our and our franchisees’ restaurant personnel are paid at rates related to the federal and/or state minimum wage and, accordingly, increases in the minimum wage increase our and our franchisees’ labor costs. To the extent permitted by competition and the economy, we have mitigated increased costs by increasing menu prices and may continue to do so if deemed necessary in future years. Substantial increases in costs and expenses could impact our operating results to the extent such increases cannot be passed through to our customers. Historically, inflation has not had a material effect on our results of operations. Severe increases in inflation, however, could affect the global and U.S. economies and could have an adverse impact on our business, financial condition and results of operations.

Commodity price risk. We are exposed to market risks from changes in commodity prices. Many of the food products purchased by us are affected by weather, production, availability and other factors outside our control. Although we attempt to minimize the effect of price volatility by negotiating fixed price contracts for the supply of key ingredients, there are no established fixed price markets for bone-in chicken wings so we are subject to prevailing market conditions. Bone-in chicken wings accounted for approximately 25.0% and 26.1% of our company-owned restaurant costs of sales in fiscal years 2014 and 2013, respectively, with an annual average price per pound of $1.55 and $1.82, respectively. A hypothetical 10% increase in the bone-in chicken wing costs in fiscal year 2014 would have increased costs of sales by approximately $0.5 million during the year. We do not engage in speculative financial transactions nor do we hold or issue financial instruments for trading purposes. In instances when we use fixed pricing agreements with our suppliers, these agreements cover our physical commodity needs, are not net-settled, and are accounted for as normal purchases.

Interest rate risk. We are subject to interest rate risk in connection with borrowings under our senior secured credit facility, which bear interest at variable rates. As of March 28, 2015, we had $132.5 million outstanding under our senior secured credit facility. Derivative financial instruments, such as interest rate swap agreements and interest rate cap agreements, may be used for the purpose of managing fluctuating interest rate exposures that exist from our variable rate debt obligations that are expected to remain outstanding. Interest rate changes do not affect the market value of such debt, but could impact the amount of our interest payments, and accordingly, our future earnings and cash flows, assuming other factors are held constant. A hypothetical 1.0% percentage point increase or decrease in the interest rate associated with our credit facilities would have resulted in a $1.0 million impact on interest expense for the year ended December 27, 2014. In March 2012, the company entered into interest rate cap agreements for an aggregate notional amount of $25.5 million to minimize the variability of its cash flows related to a portion of its floating rate indebtedness. The interest rate cap agreement caps LIBOR at 1.5% from March 2012 through December 2014 with respect to the $25.5 million notional amount of such agreements. In March 2014, the company entered into an additional interest rate cap agreement for an additional notional amount of $24.4 million to minimize the variability of its cash flows related to a portion of its floating rate indebtedness. The interest rate cap agreement caps LIBOR at 2.50% from March 2014 through December 2016 with respect to the $24.4 million notional amount of such agreements. On December 31, 2014, the notional amount increased by $24.3 million to $48.7 million.

BUSINESS

OVERVIEW

The Wing Experts

Wingstop is a high-growth franchisor and operator of restaurants that specialize in cooked-to-order, hand-sauced and tossed chicken wings. Founded in 1994 in Garland, Texas, we believe we pioneered the concept of wings as a “center-of-the-plate” item for all of our meal occasions. We offer our guests 11 bold, distinctive and craveable flavors on our bone-in and boneless chicken wings paired with hand-cut, seasoned fries and sides made fresh daily. Our menu is highly customizable for different dining occasions, and we believe it delivers a compelling value proposition for groups, families, and individuals. Our average transaction size in 2014 was $15.61, as a result of our large, value-oriented family packs, as well as meals for two and individual combo meals, which start at approximately $8. Because our family packs are designed to serve more than one person and vary in size, we calculate our estimated price per person for a family pack based on an assumed number of people that each family pack typically serves depending on its size, ranging from four people for a 30 piece family pack to 12 people for a 100 piece family pack, yielding an average price of approximately $7 per person. Additionally, carry-out orders constituted approximately 75% of our sales during the same time period. Our concept has received numerous accolades, including recognition in 2014 as the “Best Chicken Wings” in the U.S. by Food and Wine, the “#3 Fastest-Growing Chain” by Nation’s Restaurant News, and the “Best Franchise Deal in North America” by QSR Magazine.

We are the largest fast casual chicken wings-focused restaurant chain in the world, and have demonstrated strong, consistent growth on a national scale. We have sold approximately 4 billion wings over the last 20 years, as we grew to 745 restaurants across 37 states and 6 countries, as of March 28, 2015. Wings are our “center-of-the-plate” specialty. While other concepts include wings as add-on menu items or focus on wings in a bar or sports-centric setting, we are singularly focused on wings, fries and sides, which generate approximately 90% of our sales. We have broad and growing consumer appeal anchored by a sought after core demographic of 18-34 year old Millennials, which we believe is a loyal consumer group that dines at fast casual restaurants more frequently. Increasing customer loyalty and brand awareness have enabled us to deliver positive domestic same store sales for 11 consecutive years through 2014, while growing our restaurant count at a 15.3% compound annual growth rate, or CAGR, over the same timeframe.

As of March 28, 2015, our restaurant base was 97% franchised, with 726 franchised locations (including 45 international locations) and 19 company-owned restaurants. We believe our simple and efficient restaurant operating model, low initial cash investment and compelling restaurant economics help drive continued system growth through both existing and new franchisees. Our “wings, fries, sides, repeat” restaurant operating model requires few ingredients and easy preparation within a small, flexible real estate footprint. We believe we offer an attractive investment opportunity for our franchisees as evidenced by our domestic average sales-to-investment ratio of 2.9x and the 43.4% increase in domestic restaurant count since the end of 2011. We believe our asset-light, highly-franchised business model generates strong operating margins and requires low capital expenditures, creating shareholder value through strong and consistent free cash flow and capital-efficient growth.

Exceptional Financial Performance

We believe our bold flavors, compelling value proposition, strong base of franchisees, growing brand awareness and focused development strategy drive strong operating results, as illustrated by the following:

•	Domestic restaurant count has increased 43.4% since the end of 2011, with the pace of restaurant openings increasing each year;

•	We have grown domestic same store sales 11 consecutive years through 2014, which includes three-year cumulative domestic same store sales growth of 36.2% since 2011; and

•	On a year-over-year basis, for fiscal year 2014, our total revenue increased by 14.3% to $67.4 million, our Adjusted EBITDA increased by 25.0% to $24.4 million, our Adjusted EBITDA margin increased 310 basis points to 36.1%, and our net income increased by 19.3% to $9.0 million. For a reconciliation of Adjusted EBITDA, a non-GAAP metric, to net income, see “Summary Historical Consolidated Financial and Other Data.”

The graphs below highlight the consistency of our exceptional performance and growth across our key metrics, including restaurant expansion and system-wide sales, domestic same store sales and domestic AUV. Each of the graphs below include information regarding franchised restaurants and company-owned restaurants.

Our Industry

We operate in the rapidly growing, fast casual segment of the restaurant industry. According to Technomic, the fast casual segment generated approximately $34.5 billion of sales in 2013, representing an 11.3% increase from 2012. Technomic projects the fast casual segment will exceed $54 billion in annual sales by 2018. According to Technomic, 2013 total sales for restaurants categorized as limited service restaurants, or LSRs, which includes the fast casual segment, increased 3.5% to $231.1 billion. Fast casual concepts, such as Wingstop, attract customers away from other restaurant segments and, accordingly, are generating faster growth than the overall restaurant industry and increasing market share relative to other segments.

(1)	The percentage of system-wide sales attributable to company-owned restaurants for the fiscal years ended December 31, 2011, December 29, 2012, December 28, 2013 and December 27, 2014 was 6.0%, 5.8%, 5.2% and 4.3%, respectively. The remainder was generated by franchised restaurants, as reported by our franchisees. Our total revenue during the fiscal years ended December 31, 2011, December 29, 2012, December 28, 2013 and December 27, 2014 was $46.1 million, $51.6 million, $59.0 million and $67.5 million, respectively.

Although many restaurants offer wings, we are the largest national, fast casual, wings-focused restaurant chain. While other concepts include chicken wings as add-ons to other food categories, such as pizza, but do not emphasize wings, wings are our “center-of-the-plate” specialty. Furthermore, unlike certain of our peers that are focused on wings in a bar or sports-centric setting with high capital investments, we are singularly focused on wings, fries and sides. Therefore, our small restaurant footprint, low investment, multiple day-part mix and predominant take-out business uniquely position us among our peers.

OUR STRENGTHS

Our Wings

Wingstop is the destination when our guests crave fresh, cooked-to-order wings with bold, layered flavors that touch all of the senses. People who prioritize flavor prioritize Wingstop—because it is more than a meal, it is a flavor experience. We speak in bold, distinctive and craveable flavors. Our dialect is our 11 proprietary flavors, which range from extremely hot to mild: Atomic, Mango Habanero, Cajun, Original Hot, Louisiana Rub, Mild, Hickory Smoked BBQ, Lemon Pepper, Garlic Parmesan, Hawaiian and Teriyaki.

Our diverse flavor offerings allow our guests to customize their experience. All of our wings are cooked-to-order, hand-sauced and tossed and served fresh to our guests for dine-in or carry-out. We never use heat lamps or microwaves in the preparation of our food. To complement our wings, we serve hand-cut, freshly-prepared seasoned fries, crafted from carefully-selected whole Russet potatoes. We complete the flavor experience with fresh carrots and celery and ranch and bleu cheese dips made from buttermilk in-house daily, as well as freshly-prepared side items, including coleslaw, bourbon baked beans, potato salad and freshly-baked yeast rolls. We believe our bold and distinctive flavors leave our guests craving more and create a differentiated and tailor-made flavor experience that drives repeat business and brand loyalty.

Our customizable menu and craveable flavors drive demand across multiple day-parts and occasions. Our 11 flavors, signature fries, freshly-prepared sides and numerous order options (eat-in / to go, individual / combo meals / family packs) allow guests to eat Wingstop during any occasion, whether it is a quick carry-out snack, dine-in dinner with friends or picking up a party size order for their favorite sporting event. Since our inception, we have received numerous accolades from both consumers and industry-leading publications for the quality of our food offering and strong brand appeal, including:

•	“Best Chicken Wings in the U.S.,” Food and Wine (2014); and

•	“Best Menu Variety and Best Craveability,” Nation’s Restaurant News (2014).

Compelling Unit Economics

We believe the growing popularity of the Wingstop experience and the operational simplicity of our restaurants translate into attractive economics at our franchised and company-owned locations. Our compelling franchisee investment opportunity has been recognized across the industry, including by QSR magazine, which in 2014 named us “The Best Franchise Deal in North America” amongst fast casual and QSR brands. Additionally, existing franchisees accounted for approximately 69% of franchised restaurants opened in 2013 and 2014, which we believe further underscores our restaurant model’s financial appeal.

Our restaurants do not generally experience a “honeymoon” period of higher sales upon opening, but instead typically build year over year. Our domestic AUV has grown consistently, achieving $1.07 million during fiscal year 2014. In addition, new restaurant sales volumes in the first year of operation have improved 43% since 2006, with the 2013 new restaurant openings averaging approximately $820,000 during their first 52 weeks of operations, accelerating our franchisees’ return on investment. Our restaurants are approximately 1,700 square feet on average and yield average sales per square foot of $631 based on 2014 domestic AUV due to the high average domestic carry-out mix of 75% in 2014. Our operational simplicity results in low labor costs, further improving the profitability of our concept. Our operating model targets a low average estimated initial investment of approximately $370,000, excluding real estate purchase or lease costs and pre-opening expenses. In year two of operation, we believe that, on average, our franchisees can achieve an unlevered cash-on-cash return of approximately 35% to 40%. We believe low entry costs and high returns provide a compelling investment opportunity for our franchisees that has helped drive the continued growth of our system.

Proven Portability

Our concept is successful across the United States, with restaurants operating in 37 states across varying geographic regions, population densities and real estate settings. We have had positive same store sales growth across a wide variety of major markets over the last three years, including Dallas / Ft. Worth, Los Angeles, the San Francisco Bay area, Chicago, Houston, San Antonio, Miami, Denver, Sacramento and Memphis. Broad appeal and the simplicity of our restaurant operating model have supported our success across the country. While our concept has succeeded in a variety of real estate formats and locations, our preferred real estate site is an in-line or end-cap retail strip center location available in most shopping centers. The flexibility of our real estate model coupled with the broad appeal of our food has enabled us to profitably locate restaurants in both urban and suburban areas throughout the country. Accordingly, we believe our concept is well-positioned for continued system growth in both existing and new markets.

Social Engagement

We believe we have developed a broad, loyal and diverse guest base which is attracted to Wingstop by the unique flavor experience, product quality, brand personality and the convivial nature of eating wings. While we appeal to a broad demographic, we have been particularly successful at actively engaging the coveted Millennial consumer. Millennials leverage technology via smartphones and social media to connect with each other, search out dining experiences and voice their opinions, and we engage them on all of these fronts. We take pride in connecting with our guests, both inside and outside of our restaurants.

We believe much of our growth is attributable to our focus on meaningful consumer engagement, fueled by social media. We actively engage our core audience in conversation through key social media channels, which in turn drives our editorial calendar and advertising content. As of March 28, 2015, we had 908,196 Facebook followers, 93,942 Twitter followers and 26,705 Instagram followers, representing year-over-year growth of 137%, 220% and 425%, respectively. According to a report published by Forbes in November 2014, 30% of our almost 1 million followers across all social media platforms engage with our content over a period of 30 days, compared to an average 3% for the top 25 restaurants in social media cited in the same study. Our social game is just as strong as our wing game and we believe that this continues to inspire brand loyalty and repeat visits to our restaurants.

Results

We have demonstrated a consistent track record of strong financial performance:

•	Domestic same store sales increased 13.8% in 2012, 9.9% in 2013 and 12.5% in 2014, representing three year cumulative domestic same store sales growth of 36.2%, driven primarily by an increase in transactions, which demonstrates the growing awareness and popularity of our brand;

•	Our domestic same store sales growth is even more meaningful given that we have had 11 consecutive years of positive same store sales;

•	From 2012 to 2014, our system-wide sales increased from $457 million to $679 million, which represents growth of 48.4% over the period;

•	Total revenue increased from $51.6 million in 2012, to $59.0 million in 2013, to $67.4 million in 2014, our Adjusted EBITDA increased from $15.6 million, to $19.5 million, to $24.4 million, respectively, and our net income grew from $3.6 million, to $7.5 million, to $9.0 million, respectively; and

•	From 2012 to 2014, our Adjusted EBITDA margin increased from 30.3% in 2012, to 33.0% in 2013, to 36.1% in 2014, while our capital expenditures were 3.1%, 3.6% and 2.2% of revenue, respectively, leading to high cash flow conversion.

Our Team

Our strategic vision and results-driven culture are directed by our executive management team under the leadership of our President and Chief Executive Officer, Charlie Morrison. Charlie joined Wingstop in 2012, bringing more than 20 years of experience in the restaurant and multi-unit retail industry, including leadership positions at Pizza Hut, Boston Market, Kinko’s, Steak & Ale and, most recently, Rave Restaurant Group, where he served as Chief Executive Officer and led the creation of the award winning Pie Five restaurant concept. Charlie is supported by a strong executive team with significant retail and restaurant experience. Bill Engen, our Chief Operating Officer, previously was the Senior Vice President of Eastern Operations at 7-Eleven, overseeing approximately 4,000 stores. Our Chief Financial Officer, Mike Mravle, came to us from Bloomin’ Brands, where he was the Chief Financial Officer of the U.S. segment. Heading up our marketing efforts is Flynn Dekker, who has over 20 years of experience and was previously the Chief Marketing Officer of Fogo de Chao and Rave Restaurant Group. Dave Vernon, our Chief Development Officer, joined us from Sonic Corporation, where he was Vice President of Franchise Sales, and brings 25 years of experience in the restaurant industry to oversee our franchise development efforts. Jay Young, our General Counsel, joined us from CEC Entertainment Inc., the parent company of Chuck E. Cheese, where he was Senior Vice President and General Counsel. Completing our executive team is Stacy Peterson, our Chief Information Officer, who has over 15 years of information technology experience at multi-unit retailers, including Blockbuster and Kinko’s. We believe our management team is a key driver of our success and positions us well for long-term growth.

OUR GROWTH STRATEGY

Franchise Expansion

We believe that there is significant opportunity to expand in the United States, and we intend to focus our efforts on increasing our geographic penetration in both existing and new markets. We believe our highly-franchised model positions us for continued strong unit growth over the medium and long-term. We expect high franchisee demand for our brand, supported by compelling unit economics, operational simplicity, low entry costs and flexible real estate profile, to drive domestic restaurant growth. Based on our internal analysis, we believe there is opportunity for our brand to grow to approximately 2,500 restaurants across the United States.

We intend to achieve our domestic restaurant potential by expanding in our existing markets where we believe we have the opportunity to more than double our current restaurant count. In addition, we will continue to expand into new markets. Our “inside out” domestic market expansion strategy focuses our initial development in urban centers where our core demographic is most densely populated and then builds outward into suburban areas as our brand awareness grows in the market. We have a robust domestic development pipeline including 503 total commitments to open new franchised restaurants as of December 27, 2014. Approximately 63% of our current domestic commitments are from existing franchisees, supporting the attractiveness of our restaurant business model as well as our positive franchisor / franchisee relationships. We believe that our highly-franchised business model provides a platform for continued growth as it allows us to focus on our core strengths of flavor innovation, marketing and guest engagement, and franchisee selection and support, while growing our restaurant presence and brand recognition with limited capital investment by us.

We also believe that there is significant international growth opportunity. We opened our first international location in Mexico in 2009. As of March 28, 2015, we had 45 international restaurants located in Indonesia,

Mexico, the Philippines, Russia and Singapore, all of which were franchised. In 2014, we opened 20 international locations. We had 310 international restaurant commitments as of December 27, 2014, and our first location in the United Arab Emirates opened in April 2015. We believe that our restaurant operating model will translate well internationally based on our small real estate footprint, our simplicity of operations, the universal and broad appeal of chicken, and our ability to customize our wide variety of flavors to local tastes.

Domestic Same Store Sales Growth

•	Flavor Innovation

We plan to leverage flavor innovation to drive restaurant traffic and social media engagement. We do not have limited time offers; instead, we have limited time “flavor events” that pique our guests’ interest and drive frequency of visit. We approach additions to our menu as a conversation between us and our guests and make changes only after intense scrutiny in our test kitchen. For example, our Mango Habanero flavor was introduced as a limited time flavor event. When the flavor event ended, overwhelming demand from our highly-engaged social following to bring it back influenced us to return it to the menu as a permanent flavor. We do not believe in “off-the-shelf” flavors and are careful not to crowd the menu with too many flavors or any flavors the development of which has not received the attention and care that our guests expect. We anticipate that our powerful and selective flavor innovation will continue to drive domestic same store sales growth.

•	Improve Efficiency to Drive Sales

We are making focused investments in technology and restaurant design to increase the efficiency of our model and drive increased revenue. We are in the process of rolling out a single integrated POS system. We also launched an updated online ordering system and mobile ordering application, or app, in 2014, that simplifies the ordering process and integrates into our POS system, uniting online and register ordering across our system for the first time. We believe that we can continue to grow sales through integration of orders through our website and app. As an example, since the implementation of our new online ordering platform and app in September 2014, online ordering increased from less than 7% of sales during the nine months preceding the launch of the new online ordering platform and app to over 11% of sales during the first quarter of 2015. Additionally, average transaction size for online orders is approximately $4 higher than the average for all other orders. As guests’ ordering preferences continue to shift online, we will implement a new front counter design in our existing and new restaurants, creating a dedicated queuing area for guests to efficiently pick up their prepaid online orders.

•	Grow Brand Awareness

We believe our strong domestic same store sales growth has been supported by growing brand awareness as our concept has expanded. Franchisees in our 13 most penetrated markets have formed advertising co-ops at our direction to leverage their collective local marketing spend to buy traditional and digital media more efficiently. As our restaurant base continues to grow and we further penetrate existing and new markets, we expect to add more advertising co-ops in markets where efficient media purchasing can be achieved. Over time, we believe increased marketing funds contributed to our ad fund combined with local co-op spending will yield sufficient funds to efficiently purchase traditional and digital media nationally to further expand our brand recognition.

•	Leverage Social Media

We expect that our advertising will become more cost-effective and drive system-wide revenue more efficiently as we grow in scale and further increase our use of social media to activate interest from our guests. We believe social media is a cost-effective way of targeting existing and new guests, as we do not have to purchase as much advertising through more expensive forms of traditional media. Furthermore, we believe that our strong and growing social media presence will drive more orders through our online portals.

Creating Shareholder Value

We expect our asset-light, highly-franchised business model to generate strong operating margins and consistent free cash flow as a result of low capital expenditures and working capital needs. As we execute our growth strategy, we believe we will continue to grow revenue and leverage our cost infrastructure, generating continued earnings growth and strong free cash flow, which will create additional equity value for our shareholders.

OUR CONCEPT

Our Restaurants

Our restaurants offer cooked-to-order, hand-sauced and tossed chicken wings in a variety of bold, distinctive and craveable flavors. We complement our wings with hand-cut, seasoned fries, freshly-prepared sides and ranch and bleu cheese dressings made in-house daily. Our wings are cooked to order and served fresh; we never use heat lamps or microwaves in the preparation of our food.

Our restaurant footprint is small, simple and conducive to carry-out, which represented approximately 75% of total sales in 2014. Our dining rooms typically accommodate approximately 40-50 guests. Our system-wide average square footage per restaurant is approximately 1,700 square feet. Our restaurants are typically open daily from 11 a.m. to 12 a.m. In 2014, 18% of our sales were from lunch, 18% were from snacks (between 2 p.m. and 5 p.m.), 47% were from dinner and 17% were from late night (after 9 p.m.).

Our restaurants all operate under the Wingstop® trade name and use our distinctive logo and branding.

Our Menu

We serve bone-in and boneless chicken wings cooked-to-order in a variety of highly-seasoned flavors as our primary menu item. We have developed several proprietary sauces and seasonings to flavor our wings and fries and emphasize wings as a center-of-the-plate item for all of our meal occasions. Our eleven bold, distinctive and craveable flavors range from spicy to mild: Atomic, Mango Habanero, Cajun, Original Hot, Louisiana Rub, Mild, Hickory Smoked BBQ, Lemon Pepper, Garlic Parmesan, Hawaiian and Teriyaki. From time to time we also offer additional flavors for a limited time through “flavor events.” However, we add flavors permanently to our menu only when we are confident that the flavor will meet the standards our guests expect.

In general, our restaurants offer the following menu options, which can be combined in a number of ways, including individual combo meals, meals for two, family packs, and à la carte:

•	bone-in wings, also referred to as classic wings;

•	boneless wings;

•	crispy chicken strips;

•	a variety of house-made, freshly-prepared sides, including our hand-cut seasoned fries, veggie sticks, bourbon baked beans, creamy coleslaw, potato salad and fresh baked yeast rolls; and

•	ranch and bleu cheese dips made-fresh daily.

All of our food menu items are available for carry-out. We offer fountain soft drinks and iced tea to accompany our food, and most of our restaurants offer a variety of bottled beers and in certain locations, beer on tap.

Properties

Due to lower square footage requirements, our restaurants can be located in a variety of locations. They tend to be located primarily in shopping centers, as in-line and end-cap locations. Our restaurants tend to occupy between 1,300 and 2,900 square feet (average 1,700 square feet) of leased retail space. As of March 28, 2015, we and our franchisees operated 745 restaurants in 37 states and 6 countries.

Domestic. The map below shows Wingstop restaurants in the United States:

International. We have franchisees in Latin America, Europe and Southeast Asia. As of March 28, 2015, our franchisees operated 45 international restaurants.

The chart below shows the locations of our restaurants as of March 28, 2015:

State	Franchise restaurants	Company-owned restaurants	Total restaurants
Alabama	2	—	2
Arizona	18	—	18
Arkansas	7	—	7
California	174	—	174
Colorado	19	—	19
Florida	26	—	26
Georgia	12	—	12
Hawaii	2	—	2
Idaho	1	—	1
Illinois	45	—	45
Indiana	2	—	2
Kansas	1	—	1
Kentucky	3	—	3
Louisiana	16	—	16
Maryland	5	—	5
Michigan	7	—	7
Minnesota	1	—	1
Mississippi	10	—	10
Missouri	12	—	12
Nebraska	2	—	2
Nevada	5	5	10

State	Franchise restaurants	Company-owned restaurants	Total restaurants
New Jersey	1	—	1
New Mexico	6	—	6
New York	3	—	3
North Carolina	4	—	4
Ohio	9	—	9
Oklahoma	8	—	8
Oregon	3	—	3
Pennsylvania	3	—	3
South Carolina	4	—	4
South Dakota	1	—	1
Tennessee	10	—	10
Texas	241	14	255
Utah	1	—	1
Virginia	3	—	3
Washington	7	—	7
Wisconsin	7	—	7

Domestic Total	681	19	700

International
Mexico	27	—	27
Indonesia	6	—	6
Philippines	7	—	7
Russia	3	—	3
Singapore	2	—	2

International Total	45	—	45

Worldwide Total	726	19	745

In 2013, we opened 73 franchised restaurants and one company-owned restaurant, and in 2014, we opened 102 franchised restaurants and no company-owned restaurants. The following table shows the growth in our network of franchised and company-owned restaurants for the thirteen weeks ended March 28, 2015 and March 29, 2014 and fiscal years 2014, 2013 and 2012:

	Thirteen weeks ended		Year ended
	March 28, 2015	March 29, 2014	December 27, 2014	December 28, 2013	December 29, 2012
Franchised Restaurant Activity:
Beginning of period	693	590	590	523	475
Openings	34	14	102	73	57
Refranchised (1)	—	5	5	—	1
Closures and relocations	(1)	(1)	(4)	(6)	(10)

Restaurants at end of period	726	608	693	590	523

Company-Owned Restaurant Activity:
Beginning of period	19	24	24	23	24
Openings	—	—	—	1	—
Refranchised (1)	—	(5)	(5)	—	(1)
Closures and relocations	—	—	—	—	—

Restaurants at end of period	19	19	19	24	23

Total Restaurants	745	627	712	614	546

(1)	Restaurant(s) sold by us to a franchisee.

Our home office is located at 5501 LBJ Freeway, 5th Floor, Dallas, Texas 75240. We lease the property for this corporate office and for all of our company-owned restaurants. Lease terms for company-owned restaurants are generally between five to ten years of original term with an additional five to ten years of tenant option period, often contain rent escalation provisions, and generally require us to pay a proportionate share of real estate taxes, insurance and common area and other operating costs in addition to base or fixed rent.

Our franchised restaurants are situated on real property that is primarily leased by our franchisees directly from third-party landlords and in some instances, owned by our franchisees.

New Restaurant Development

We believe there is significant growth opportunity in both existing and new markets. Our existing markets are comprised of 92 DMAs that are dispersed across multiple geographies in the United States, which we believe demonstrates the portability of our brand. We believe we have the opportunity to more than double our current number of our restaurants through further development in these existing markets. We additionally intend to leverage the growing awareness and portability of our brand by expanding into new markets, which consist of 118 DMAs where we have limited or no presence at this time.

We believe our Dallas, Texas market reflects an optimized market for our concept. For the 82 Wingstop restaurants in the Dallas market, which translates into approximately 12 restaurants per 1 million people, we experience an AUV of approximately $1.2 million. While we do not expect to achieve the same penetration levels in each of our other markets, we believe there is meaningful opportunity to drive restaurant count growth in both our existing and new markets.

Whitespace	Number of DMAs	Population based on 2010 Census	Current Restaurants as of 12/27/2014	Restaurants per 1 million people
Existing markets	92	188 million	659	3.5

New markets	118	120 million	12	0.1

All markets	210	308 million	671	2.2

Dallas case study (included in existing markets)	1	7 million	82	11.7

Through additional penetration in existing and new markets, we believe there is opportunity for our brand to grow to up to 2,500 domestic restaurants. The table below provides a bridge of the expected growth from our existing 671 domestic restaurants to the potential 2,500 domestic restaurants that we believe exist. The table includes our 503 commitments as of December 27, 2014, consisting of 336 in existing markets and 167 in new markets, and the additional growth opportunity we believe we have through additional penetration in both our existing and new markets. We define restaurant commitments as the signing of a development agreement with a prospective franchisee to open one or more new Wingstop restaurants.

Historically, a portion of our commitments have not ultimately opened as franchised Wingstop restaurants. On an annual basis for the past four years approximately 10% - 20% of our total domestic commitments have been terminated, and based on our limited history of international restaurant openings, we believe the termination rate of international commitments is likely to approximate the historic termination rate of domestic commitments. See “Risk Factors—The number of new franchised Wingstop restaurants that actually open in the future may differ materially from the number of signed commitments from potential existing and new franchisees” for additional information.

While we believe there is opportunity for our brand to grow to up to approximately 2,500 domestic restaurants over the long term, we do not currently target a specific number of annual new restaurant openings over a multi-year period. Therefore, we cannot predict the time period over which we can achieve this level of domestic restaurant growth or whether we will achieve this level of growth at all. Our ability to achieve new restaurant growth is impacted by a number of risks and uncertainties beyond our or our franchisees control, including those described under the caption “Risk Factors.” In particular, see “Risk Factors—If we fail to successfully implement our growth strategy, which includes opening new restaurants, our ability to increase our revenue and operating profits could be adversely affected” for specific risks that could impede our ability to achieve new restaurant growth in the future.

Franchise Development and Economics. We believe we have an attractive franchise model that results in a strong track record of opening restaurants with existing and new franchisees. Since the end of 2011, our restaurant base has grown by 246 restaurants, or 49%, and as of March 28, 2015, our brand operated in 37 states and 6 countries.

In 2014, 59 of our 82 new domestic restaurants were opened by existing franchisees and 23 were opened by first-time franchisees. We believe Wingstop is an attractive investment opportunity for franchisees because of our compelling restaurant level economics, simple restaurant operating model and relatively low initial investment. Furthermore, our track record of consistent restaurant openings and low annual closure rate provides franchisees access to financing sources, including Small Business Administration, or “SBA,”-guaranteed loans, which reduces their initial cash cost of ownership, thereby enhancing the return on their invested capital.

Our domestic AUV was $1.07 million during fiscal year 2014. AUV for our domestic restaurants opened in 2013 was approximately $820,000 during their first 52 weeks of operations (which we refer to as “year one AUV”). While we do not have a full 52 weeks of operations for our 2014 openings, average weekly sales for restaurants opened in 2014 are currently tracking at or above our 2013 openings on average. Our restaurants do not typically experience a “honeymoon” period; rather, they open and build over time as awareness grows in the market. Historically, our opening of new stores in underpenetrated markets has often resulted in sustained increases in the AUV of the existing stores in that market.

The estimated initial investment required to open a restaurant ranges between approximately $210,000 and $650,000, including pre-opening and working capital. We believe the average initial investment required to open our prototype 1,700 square foot Wingstop restaurant is approximately $370,000 based on estimates derived from information reported to us by our franchisees that opened new restaurants during 2013 and 2014, excluding real estate purchase or lease costs, pre-opening costs and working capital. Our domestic restaurants delivered an average system-wide sales to investment ratio of 2.9x during fiscal year 2014, which we calculate based on our domestic AUV divided by the average estimated initial investment required to open a restaurant reported above. We believe that our franchisees can achieve average unlevered cash-on-cash returns, which is defined as restaurant-level operating profit per restaurant after royalties and advertising fund contributions, divided by initial investment costs, of approximately 35% to 40% in year two of operation. Our estimated year two average unlevered cash-on-cash returns are based on:

•	year two AUV, calculated by taking 2013 year one AUV grown by the average year two growth rate for all new restaurants since 2006; and

•	estimated restaurant-level operating costs based on restaurant-level operating costs reported to us by approximately 61% of our franchisees during 2013 and 2014.

Initial investment levels, AUV levels, restaurant-level operating costs and restaurant-level operating profit of any new restaurant may differ from average levels experienced by franchisees in prior periods due to a variety of factors, and these differences may be material. Accordingly, our stated sales to investment ratio and average unlevered cash-on-cash return may not be indicative of future results of any new franchised restaurant. In addition, estimated initial investment costs and restaurant-level operating costs are based on information self-reported by our franchisees and have not been verified by us. Furthermore, performance of new restaurants is impacted by a range of risks and uncertainties beyond our or our franchisees’ control, including those described under the caption “Risk Factors.”

We believe our highly-diversified franchisee base demonstrates the viability of our restaurant concept across numerous types of owners and operators, limits our risk and provides an attractive base of owners with capacity to grow with our brand. We believe the strong relationships we have with our franchise system provide a strong platform for growth.

Company-Owned Restaurants. Our company-owned restaurants represent a combination of restaurants opened by us and acquired from franchisees. As of March 28, 2015, we had 19 company-owned restaurants, which is approximately 3% of our restaurant base.

With respect to our company-owned restaurants, once a suitable trade area is identified, we examine site specific details, including visibility, signage, access and parking. Final approval by our executive management team is required for each company-owned site.

Our company-owned restaurants generate highly-attractive financial returns. During fiscal year 2014, our company-owned restaurants generated an AUV of $1.5 million. We will continue to evaluate as potential acquisition opportunities various franchised restaurants that we believe would allow us to improve restaurant operations and generate an attractive return on invested capital. We may also sell certain company-owned restaurants to franchisees. For example, in February 2014, we sold five company-owned restaurants located in Arizona to a franchisee. We currently expect our mix of franchised to company-owned restaurants over the long-term to remain relatively consistent with our current mix.

Franchise Overview

Our franchisees operated a total of 726 restaurants in 37 states, Europe, Latin America and Southeast Asia as of March 28, 2015. We have rigorous qualification criteria and training programs for our franchisees and require them to adhere to strict operating standards. We work hard to ensure that every Wingstop franchise location meets the same quality and customer service benchmarks in order to preserve the consistency and reliability of the Wingstop brand.

We have a broad and diversified domestic franchisee base. As of March 28, 2015, approximately 97% of our restaurant base was franchised with approximately 20% of our restaurants operated by franchisees who own more than ten restaurants, approximately 14% of our restaurants operated by franchisees who owned six to ten restaurants, approximately 45% of our restaurants operated by franchisees who owned two to five restaurants, and approximately 19% of our restaurants owned by franchisees who owned only one restaurant. Our domestic franchise base has an average restaurant ownership of approximately 2.6 restaurants per franchisee.

Franchise and Development Agreements. Our franchisees execute a separate franchise agreement for each restaurant opened, typically providing for a 10-year initial term, with an opportunity to enter into one or more renewal franchise agreements subject to certain conditions. Our standard franchise agreement changes from time to time, and terms may vary among franchisees. We generally update and/or revise our franchise agreement on an annual basis and, as a result, the agreements we enter into with individual franchisees may vary. Our current franchise documents provide that franchisees must pay a franchise fee of $20,000 for the first restaurant opened under a development agreement and $12,500 for each additional restaurant opened. If a franchisee has entered into an area development agreement with us (which occurs, in most cases, even if a franchisee wants to develop only one restaurant), the aggregate initial fee currently is $30,000 for the first restaurant and $22,500 for each subsequent restaurant under such development agreement, in each case including a $10,000 development fee per restaurant. The $10,000 development fee per restaurant to-be-developed is paid in full at the time a development agreement is signed for the grant of development rights and is not refundable. Virtually all of our existing franchise agreements require our franchisees to pay us a royalty of 5% of their gross sales net of discounts. New franchise agreements signed pursuant to development agreements entered into on or after July 1, 2014 require our franchisees to pay us a royalty of 6% of their gross sales net of discounts. Our franchise agreements allow us to assess franchisees an advertising fund contribution based on their gross sales net of discounts. We currently charge an advertising fund contribution equal to 2% of gross sales under all existing franchise agreements. In addition, franchisees may vote to increase their required advertising fund contribution.

The boundaries of the area in which a franchisee may locate its restaurant, which we refer to as the development area, depend on the population and other demographic features of the locale in which the franchisee wants to locate its restaurant(s). The development area may range from a sector of a large metropolitan area to the city or county limits of a smaller municipality. Based on the franchisee’s proposal and our analysis, we identify and describe in the development agreement the boundaries of an appropriately-sized development area and, if we expect the franchisee to operate more than one restaurant, the number of restaurants that must be developed in the development area. The development agreement does not permit us to change the development area after it is established (unless a franchisee is in default). Whether a development agreement covers one or several restaurants, it contains a schedule of the dates by which the franchisee must sign leases and open each restaurant, and failure by the franchisee to adhere to the development agreement’s schedule is an event of default under the development agreement.

All of our franchise agreements require each franchised restaurant to operate in accordance with our defined operating procedures, adhere to the menu we establish for the system and meet applicable quality, service, health and cleanliness standards. Our franchise operating standards include requirements for specific menu items, food inventory procurement, storage, and rotation, paper supplies, order-taking, customer interaction and related customer service, food preparation and presentation, cleaning of equipment and furniture, point-of-sale systems, and other reporting methods regarding restaurant operations.

If a franchisee fails to comply with the terms of its franchise agreement, we have multiple remedies depending on the particular circumstances, including providing additional assistance to help the franchisee resolve its operating issues, issuing a formal default notice and providing the franchisee a specific cure period within which to correct its operating deficiencies, commencing a formal legal proceeding to enforce the franchisee’s compliance with its contractual obligations, or transitioning the franchisee out of the system by helping it find another franchisee to whom to sell its franchise rights. If necessary because all other appropriate remedies to enforce the franchisee’s compliance with our standards and requirements have proved to be unsuccessful, we also may terminate the franchise rights of any non-compliant franchisee.

We are required under our franchise agreements to provide to our franchisees, among other things, certain restaurant build-out and development support services, initial and (when appropriate) refresher training for franchise owners and managerial employees, lists of designated, recommended, and approved suppliers for the equipment, food products, supplies, and other items franchisees need to operate their restaurants, and an operations manual identifying the standards, specifications, and operating procedures that franchisees must follow in order to operate their restaurants in accordance with our brand standards. We believe that maintaining superior food quality, an inviting and energetic atmosphere and excellent guest service, all of which are components of our brand standards, are critical to our concept’s reputation and success. Therefore, we enforce requirements in our franchise agreements as necessary to protect our brand.

How We Support our Franchisees

Site Selection and Development. Franchisees operating in the United States must use our approved real estate broker in their markets during the site search, review, and leasing process. We also have lists of approved site surveyors, permit expeditors and architectural and engineering consultants for restaurant development and build-out. We give franchisees general guidelines to follow and consider in choosing a site for any new restaurant. We do not own any real estate in the United States on which franchised restaurants are located and do not lease restaurant sites to franchisees.

We provide franchisees information about a typical restaurant’s lay-out, utility requirements and signs and, in the United States, a lease rider containing provisions we require to be attached to every restaurant lease. Once a domestic franchisee has selected one or more proposed sites, we will evaluate and critique the written site proposals required to be submitted for our consideration and may, at our option, visit the development area to inspect the sites proposed. Franchisees may not proceed with negotiations to lease a site before we approve that site.

We currently are not significantly involved in our international franchisees’ site selection process. We review but do not pre-approve the sites they select for their franchised restaurants. However, we give our international franchisees general guidelines to follow and consider in choosing sites for their restaurants. We do not own any real estate internationally on which franchised restaurants are located and do not lease restaurant sites to franchisees.

Training, Pre-Opening Assistance and Ongoing Support. Franchisees (along with their manager(s)) must attend and successfully complete a 4-week training program before we will issue an opening date for a restaurant. Our training program covers various topics, including: Wingstop culture, food preparation and storage, food safety, specific position training, uniforms, cleaning and sanitation, marketing and advertising, POS systems, accounting and hospitality, among others. Unless a franchisee commits to operate his or her own restaurant (i.e., “owner-operated”), the franchisee must hire a general manager who either has roots in the general area where the restaurant is located or is willing to move to the general area. Our international franchisees likewise must complete required training and are principally responsible for training their managers and other employees.

When a domestic franchisee opens his or her first Wingstop restaurant, we provide the owner with an opening restaurant trainer for up to 6 days and may elect to send an opening restaurant trainer to a franchisee’s second or later restaurant location for an amount of time we determine to be appropriate. We also provide lists of approved inventory, suppliers and small-wares that are needed to stock and operate each restaurant and help franchisees locate qualified suppliers of chicken and other supplies and ingredients that meet our specifications.

We also have an internal operations infrastructure that provides ongoing support to our franchisees. We utilize a field-based team of franchise business consultants who act as local resources to assist our franchisees to run their restaurants in accordance with Wingstop standards and who also assist with efforts to grow restaurant sales. The main responsibilities of our franchise business consultants include communicating and conveying certain initiatives and process enhancements to our franchisees and conducting business reviews in order to assist franchisees to operate more efficiently, with a focus on increasing restaurant sales and profits. Additionally, we maintain programs to monitor and evaluate the adherence of franchised restaurants to our quality, service and cleanliness standards. For example, we have a group of field alignment managers who conduct standardized quarterly reviews of each of our franchised restaurants’ operations to help ensure that our brand standards are maintained. We also employ a third-party mystery shopper program to monitor guest experience and quality standards at franchised restaurants in the United States.

In addition to our hands-on training and assistance, we provide an operations manual to each restaurant location that includes sections on topics such as: business operations, food safety, crew, hospitality, quality products, guest services, packaging and presentation, restaurant cleaning, restaurant and equipment maintenance, POS systems, quality control, advertising and marketing and emergency management.

Franchise Advisory Council. In December 2002, we organized a Franchise Advisory Council, which we refer to as the Council, to consult with us about system-wide advertising themes and campaigns and other operational matters. The Council is composed of 11 franchise members, all of whom are elected by our franchisees, and meets quarterly to review marketing strategies and provide input on topics such as advertising messages, operational standards and system-wide initiatives. While the Council functions only in an advisory capacity, and we may disregard its recommendations if we choose, we view the Council as an important component of our franchisee support program.

Point-of-Sale System. We require that our franchisees utilize a uniform POS system. We are currently upgrading to a more robust POS system from prior legacy systems and expect to complete the rollout system-wide over the next two years. Both our legacy and our new POS systems, in conjunction with our Intranet system, allow us to track sales at each restaurant location. Our restaurant operations require no other computers for a restaurant location. Our new POS system will integrate with our new online ordering app, allowing for seamless recording and tracking of sales. Furthermore, our new POS system will provide our franchisees with additional back office tools that we believe will assist in cost control, create operational efficiencies and drive sales.

Bookkeeping Services. We provide a designated franchise accounting service for first-time domestic franchisees to assist with all bookkeeping services related to a restaurant’s operations for at least the first 12 months of operation, including assembly of reports and other financial information that we require.

Supply Chain Assistance. We assist our franchisees by negotiating regional and national contracts for chicken and other commodities and other items needed to develop and operate a Wingstop restaurant. We designate and approve suppliers in order to ensure that all ingredients and supplies utilized in our restaurants satisfy our grade and quality standards. As we negotiate regional and national contracts, we seek to promote the overall interests of our franchise system and our interests as the franchisor. We have not adopted formal procedures for issuing and modifying supplier approval standards, but we expect to approve suppliers based on their ability to meet our specifications and quality control requirements and to supply products to our franchisees at competitive prices.

Research and Development. We lead product innovation and testing efforts for our franchisees, including new wing sauce flavors, side items, new chicken wing, chicken strip or other menu additions, and new beverage options. New product research and development is located in our headquarters facility in Dallas, Texas. We rely on our internal culinary team and, from time to time, third party experts, leveraging consumer research to develop and test new products for our franchised and company-owned restaurants.

Marketing and Advertising Support

We utilize four levels of advertising: (1) system-wide advertising, which is coordinated through our ad fund; (2) digital and social media advertising; (3) local advertising, which franchisees handle with materials we create or approve; and (4) cooperative advertising with other franchisees in a given market. Franchisees may not use their own advertising materials without our prior permission.

Ad Fund. We created a not-for-profit advertising fund in July 1999, which we refer to as the ad fund. All restaurants, including our company-owned restaurants, must contribute to the ad fund. Our franchise agreements allow us to assess domestic franchisees an ad fund contribution based on their gross sales net of discounts. We currently charge 2% of gross sales under all existing domestic franchise agreements.

We direct and retain sole control over all advertising and promotions that the ad fund finances. We use a national advertising agency to create our advertising and promotional materials. We use another agency to create localized versions of our advertising and promotional materials.

Digital Advertising. We currently utilize an extensive range of social media and digital marketing tools including, search engine, programmatic, native, video on demand and social media advertising. We also maintain website hosting and manage the development and maintenance of the mobile Wingstop app. We market Wingstop products, services and restaurants through our website that we maintain at www.wingstop.com. It features a site locator page on the website showing the addresses, telephone numbers and ability to online order for each restaurant. At a national level, we advertise in Google, Yahoo and Bing through search engine advertising and also in Facebook and Twitter via paid social advertising. Additionally, we assist franchisees in planning and executing localized geo-targeted digital marketing for their restaurants, including internet and mobile marketing.

Franchisees may not use electronic media to advertise their restaurants, including the Internet or mobile, without first obtaining our written consent and complying with any conditions and restrictions we wish to impose. We may assess franchisees a fee of up to $100 per month to pay for our Website’s and Intranet’s maintenance and improvement costs.

Social Media. Wingstop has a strong brand presence in both emerging and well-established social media platforms for digital collaboration, including smartphone apps and native sites including Facebook, Twitter, Instagram, and Tumblr. We adhere to social media guidelines that embody our strategic vision and apply to both company-owned and franchised restaurants. These guidelines will continually evolve as new technologies and social networking tools emerge.

Local Advertising. We advertise our company-owned restaurants primarily through local direct mail, out of home signage, paid search, and online and mobile advertising and expect franchisees to follow the same pattern. Our current form of franchise agreement requires franchisees to spend at least 1% of their quarterly gross sales on local advertising and promotions, which is in addition to amounts contributed to the ad fund as described above. Franchisees operating under pre-2014 forms of franchise agreement were not contractually required to spend any minimum amount on local advertising, although we recommended that they spend at least 4% of their restaurants’ gross sales on local advertising and marketing.

Advertising Cooperatives. When a franchisee and at least one other restaurant operator have opened restaurants in the same DMA, we may require the franchisee and the other operator(s) to form a cooperative advertising association. Each cooperative’s members will set their cooperative’s required contribution rate, but we retain the right to disapprove a rate lower than 2% of gross sales. Contributions to advertising cooperatives are credited toward a franchisee’s 1% local advertising obligation. Currently, the members of an advertising cooperative administer the cooperative, and we step in only to resolve disputes. In that event, our decision is binding.

As of March 28, 2015, advertising cooperatives have been formed in the following DMAs: Phoenix, Arizona; Los Angeles, California; Sacramento-Stockton-Modesto, California; San Diego, California; San Francisco, California; Denver, Colorado; Miami-Ft. Lauderdale, Florida; Chicago, Illinois; Oklahoma City, Oklahoma; Austin, Texas; Dallas / Ft. Worth, Texas; Houston, Texas; and San Antonio, Texas.

Competition

The restaurant industry is intensely competitive. We compete on the basis of the taste, quality and price of food offered, guest service, ambience, location and overall dining experience. We believe that our attractive price-value relationship, our flexible service model and the quality and distinctive flavor of our food enable us to differentiate ourselves from our competitors.

We believe we compete primarily with fast casual establishments and quick service restaurants such as other wing-based take-out concepts, local and regional sports bars and casual dining restaurants. Many fast casual and carry-out concepts offer wings as add-on items to other food categories such as pizza, but typically do not focus on wings. Other competitors emphasize wings in a bar or sports-centric setting. Many of these direct and indirect competitors are well-established national, regional or local chains. We also compete with many restaurant and retail establishments for site locations and restaurant-level employees.

Suppliers and Distribution

We insist that all ingredients and supplies utilized in Wingstop restaurants satisfy our grade and quality standards. Our franchisees are required to purchase all chicken, groceries, produce, beverages, equipment and signage, furniture, fixtures, logo-imprinted paper goods and cleaning supplies solely from suppliers that we designate and approve. We regularly inspect vendors to ensure that products purchased conform to our standards and that prices offered are competitive.

The principal raw materials for a Wingstop restaurant operation are bone-in and boneless chicken wings. Therefore, chicken is our largest product cost item and represented 65% of all purchases for 2014. Company-owned and franchised restaurants purchase their bone-in and boneless chicken wings from suppliers that we designate and approve. We designate sources for potatoes to ensure that they are grown to our specifications. We also require franchisees to use our proprietary sauces, seasonings and spice blends and purchase them and other proprietary products only from designated sources.

All food items and packaging goods for our restaurants can be sourced through one vendor, The Sygma Network, Inc., which we refer to as Sygma. There are eight regional Sygma distribution centers which carry all products required for a Wingstop restaurant and service all of our domestic locations. Sygma is obligated under our agreement to deliver at least twice weekly to our restaurants. We contract directly with manufacturers to sell product to Sygma, who in turn receives a fee for delivering these items to our restaurants. The majority of our highest spend items are formula or fixed contract priced. We have also negotiated agreements with our soft drink suppliers to offer soft drink dispensing systems, along with associated branded products, in all Wingstop restaurants.

As the Wingstop system grows, we will continue to negotiate regional or national contracts for chicken and other commodities and other items needed to develop and operate all of our restaurants and may use a designated or approved supplier approach.

Management Information / Technology Systems

We have our core management information systems in place and believe they are scalable to support our future growth plans. We specify a standard POS system in all of our company-owned restaurants and many franchised restaurants that helps facilitate the operation of the restaurants by recording sales, cost of sales and labor and other operating metrics and allows managers to create various reports to assess performance. Our POS system is configured to record and store financial information in a manner that we specify, and we require franchisees to provide us with continual and unlimited independent access to all information on each POS system. As noted above, we are in the process of upgrading our POS system and believe our current information systems are sufficient to support our planned expansion for the foreseeable future.

In September 2014, we began rolling-out an updated online ordering system and mobile ordering application with a new look and feel. Our updated system and app make it easy for our guests to order-ahead, which we believe will increase the frequency of their visits and lead to higher check averages. Since the beginning of this rollout, we have seen significant increases in our online sales as a percentage of domestic sales.

We require that our and our franchisees’ electronic information systems, including POS systems, comply with and maintain established network security standards, including applicable Payment Card Industry (PCI) standards.

Intellectual Property and Trademarks

We own a number of trademarks and service marks registered with the U.S. Patent and Trademark Office. We have registered the following marks with the U.S. Patent and Trademark Office: WING-STOP®; Wing-Stop—The Wing Experts and Design (shown on cover page of this prospectus); WINGSTOP; THE WING EXPERTS; and THE BONELESS WING EXPERTS. We have also registered the Internet domain name: www.wingstop.com.

We believe that our trademarks and other proprietary rights are important to our success and our competitive position, and, therefore, we devote resources to the protection of our trademarks and proprietary rights.

Seasonality

Our restaurants have not experienced significant seasonal revenue fluctuations that can be attributed to seasonal factors.

Employees

As of March 28, 2015, we employed 366 persons, of whom 111 were full-time corporate-based and regional personnel. The remainder was part-time or restaurant-level employees. None of our employees is represented by a labor union or covered by a collective bargaining agreement, and we believe that we have good relations with our employees. Our franchise owners are independent business owners, so they and their employees are not included in our employee count.

Government Regulation

Federal. We and our franchisees are subject to varied federal regulations affecting the operation of our business. We and our franchisees are subject to the U.S. Fair Labor Standards Act, the U.S. Immigration Reform and Control Act of 1986, the Occupational Safety and Health Act and various other federal and state laws governing such matters as minimum wage requirements, overtime, fringe benefits, workplace safety and other working conditions and citizenship requirements. A significant number of our and our franchisees’ food service personnel are paid at rates related to the applicable minimum wage, and past increases in the minimum wage have increased our and our franchisees’ labor costs, as would future increases. Further, we are continuing to assess the impact of recently-adopted federal health care legislation on our health care benefit costs. Many of our smaller franchisees have few enough employees that they may qualify for exemption from the mandatory requirement to provide health insurance benefits. The imposition of any requirement that we or our franchisees provide health insurance benefits to our or their employees that are more extensive than the health insurance benefits we currently provide to our employees or that franchise owners may or may not provide, or the imposition of additional employer paid employment taxes on income earned by our employees, could have an adverse effect on our results of operations and financial position. Our distributors and suppliers also may be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us and our franchisees.

We and our franchisees are also required to comply with the accessibility standards mandated by the U.S. Americans with Disabilities Act of 1990 and related federal and state statutes, which generally prohibit discrimination in accommodations or employment based on disability. We and our franchisees may in the future have to modify our restaurants to provide service to or make reasonable accommodations for disabled persons. While these expenses could be material, our current expectation is that any such actions will not require us to expend substantial funds.

The Patient Protection and Affordable Care Act of 2010 (PPACA), enacted in March 2010, requires chain restaurants with 20 or more locations in the United States to comply with federal nutritional disclosure requirements. The U.S. Food and Drug Administration (FDA) recently published the final rules on menu and vending machine nutrition labeling, which amended section 403(q) of the Federal Food, Drug, and Cosmetic Act (FFDCA) to establish requirements for the nutrition labeling of standard menu items at restaurants or similar retail food establishments with 20 or more locations and will become effective December 1, 2015. Under the rule, calorie information must be provided clearly and conspicuously next to the listed standard menu item on a menu or menu board. In addition to calorie information, each menu or menu board must prominently include a succinct statement concerning suggested caloric intake. Upon request, covered establishments must provide information about the total calories, calories from fat, total fat, saturated fat, trans fat, cholesterol, sodium, total carbohydrates, fiber, sugars, and protein in their standard menu items. The rule contains detailed requirements for providing calorie and nutrition information and determining nutrient content. The effect of such labeling requirements on consumer choices, if any, is unclear at this time.

Furthermore, a number of states, counties and cities have previously enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Although the federal legislation is intended to preempt conflicting state or local laws on nutritional labeling, until our system is required to comply with the federal law we and our franchisees will be subject to a patchwork of state and local laws and regulations regarding nutritional content disclosure requirements. Many of these requirements are inconsistent or are interpreted differently from one jurisdiction to another.

There is also a potential for increased regulation of food in the United States, such as recent changes in the Hazard Analysis and Critical Control Points (HACCP) system requirements. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have adopted legislation or implemented regulations which require restaurants to develop and implement

HACCP systems. Similarly, the United States Congress and the FDA continue to expand the sectors of the food industry that must adopt and implement HACCP programs. The Food Safety Modernization Act (FSMA) was signed into law in January 2011 and significantly expanded the FDA’s authority over food safety, granting the FDA authority to proactively ensure the safety of the entire food system, including through new and additional hazard analysis, food safety planning, increased inspections and permitting mandatory food recalls. Although restaurants are specifically exempted from some of these new requirements and not directly implicated by other requirements, we anticipate that some of the FSMA provisions and the FDA’s implementation of the new requirements may impact our industry. We cannot assure you that we will not have to expend additional time and resources to comply with new food safety requirements required by either the FSMA or future federal food safety regulation or legislation. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise harm our business.

We and our franchisees are also subject to anti-corruption laws, including the FCPA, and other anti-corruption laws that apply in countries where we do business. The FCPA, UK Bribery Act and these other laws generally prohibit us, our food service personnel, our franchisees, their food service personnel and intermediaries from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage. We operate in a number of jurisdictions that pose a high risk of potential FCPA violations, and we participate in relationships with third parties whose actions could potentially subject us to liability under the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We and our franchisees are also subject to other laws and regulations governing our international operations, including regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security, the U.S. Department of Treasury’s Office of Foreign Asset Control, and various non-U.S. government entities, including applicable export control regulations, economic sanctions on countries and persons, customs requirements, currency exchange regulations and transfer pricing regulations.

One of the legal foundations fundamental to the franchise business model has been that, absent special circumstances, a franchisor is generally not responsible for the acts, omissions or liabilities of its franchisees. Recently, established law has been challenged by the plaintiffs’ bar and certain regulatory agencies and the outcome of these challenges remains unknown. If these challenges are successful in altering currently settled law, it could significantly change the way we and other franchisors conduct business and adversely impact our profitability. For example, a determination that we are a “joint employer” with our franchisees or that franchisees are part of one unified system with joint and several liability under the National Labor Relations Act, statutes administered by the Equal Employment Opportunity Commission, Occupational Safety and Health Administration, or OSHA, regulations and other areas of labor and employment law could subject us and/or our franchisees to liability for the unfair labor practices, wage-and-hour law violations, employment discrimination law violations, OSHA regulation violations and other employment-related liabilities of one or more franchisees.

State. We are subject to extensive and varied state and local government regulation affecting the operation of our business, as are our franchisees, including regulations relating to public and occupational health and safety, sanitation, fire prevention and franchise operation. Each franchised restaurant is subject to licensing and regulation by a number of governmental authorities, including with respect to zoning, health, safety, sanitation, nutritional information disclosure, environmental and building and fire safety, in the jurisdiction in which the franchised restaurant is located. Our and our franchisees’ licenses to sell alcoholic beverages must be renewed annually and may be suspended or revoked at any time for cause, including violation by us or our employees, or our franchisees or their employees, of any law or regulation pertaining to alcoholic beverage control, such as those regulating the minimum age of patrons or employees, advertising, wholesale purchasing and inventory control.

We require our franchisees to operate in accordance with standards and procedures designed to comply with applicable codes and regulations. However, our or our franchisees’ inability to obtain or retain health department or other licenses would adversely affect operations at the impacted restaurant or restaurants. Although we have not experienced, and do not anticipate, any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent the opening, or adversely impact the viability, of a particular restaurant.

We and our franchisees may be subject in certain states to “dram-shop” statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person.

In addition, in order to develop and construct our restaurants, we and our franchisees need to comply with applicable zoning and land use regulations. Federal and state regulations have not had a material effect on our operations to date, but more stringent and varied requirements of local governmental bodies with respect to zoning and land use could delay or even prevent construction and increase development costs of new restaurants.

In addition, we are subject to the rules and regulations of the Federal Trade Commission and various state laws regulating the offer and sale of franchises. The Federal Trade Commission and various state franchise laws require that we furnish a franchise disclosure document containing certain information to prospective franchisees in advance of any franchise sale or the receipt of any consideration for the franchise, and a number of states require registration of the franchise disclosure document at least annually with state authorities. We are operating under exemptions from registration (though not disclosure) in several states based on our qualifications for exemption as set forth in each such state’s laws. Substantive state laws that regulate the franchisor-franchisee relationship, including in the areas of termination and non-renewal, presently exist in a substantial number of states. We believe that our franchise disclosure document and franchising procedures comply in all material respects with both the Federal Trade Commission guidelines and all applicable state laws regulating franchising in those states in which we have offered franchises.

International. Our franchised restaurants in Europe, Mexico and Southeast Asia are subject to national and local laws and regulations. We believe that our international franchised restaurants and procedures comply in all material respects with the laws of the applicable foreign jurisdiction.

Environmental. Our operations, including the selection and development of company-owned and franchised restaurants and any construction or improvements we or our franchisees make at those locations, are subject to a variety of federal, state and local laws and regulations concerning waste disposal, pollution, protection of the environment and the presence, discharge, storage, handling, release and disposal of (or exposure to), hazardous or toxic substances. We provide training to, and require compliance with applicable laws by, our employees and franchisees in the use of chemicals, which are primarily used in small quantities for cleaning our restaurants. Storage, discharge and disposal of hazardous substances are not a significant part of our operations. Generally, our restaurants are located in residential neighborhoods but sometimes might be located in areas which were previously occupied by more environmentally significant operations. Environmental laws can provide for significant fines and penalties for non-compliance and liabilities for remediation and sometimes require owners or operators of contaminated property to remediate the property, regardless of fault. We are not aware of any environmental laws that will materially affect our results of operations, or result in material capital expenditures relating to our operations. However, we cannot predict what environmental laws will be enacted in the future, how existing or future environmental laws will be administered, interpreted or enforced, or the amount of future expenditures that we may need to comply with, or to satisfy claims relating to, environmental laws.

Legal Proceedings

From time to time we may be involved in claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of any of these actions, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations, liquidity or capital resources.

MANAGEMENT

Set forth below are the name, age, position and a description of the business experience of each of our executive officers and directors as of March 28, 2015.

NAME	AGE	POSITION
Charles R. Morrison	46	President, Chief Executive Officer and Director
Michael F. Mravle	40	Chief Financial Officer
William M. Engen	43	Chief Operating Officer
Jay A. Young	45	General Counsel
David A. Vernon	57	Chief Development Officer
Flynn K. Dekker	45	Chief Marketing Officer
Stacy Peterson	39	Chief Information Officer
Neal K. Aronson	50	Chairman of the Board of Directors
Sidney J. Feltenstein	74	Director
Michael J. Hislop	60	Director
Lawrence P. Molloy	53	Director
Erik O. Morris	40	Director
Steven M. Romaniello	48	Director

Background of Executive Officers and Directors

Charles R. Morrison has served as our President and Chief Executive Officer since June 2012, and a member of our board of directors, since September 2012. Prior to joining Wingstop, Charlie was Chief Executive Officer of Rave Restaurant Group, a publicly traded international pizza chain, from January 2007 to June 2012. Charlie has also held multiple senior leadership positions during his more than 20 years of restaurant experience, including serving as President of Steak & Ale and The Tavern Restaurants for Metromedia Restaurant Group, as well as various management positions at Kinko’s, Boston Market and Pizza Hut.

As a result of Charlie’s extensive experience in the restaurant industry, including as a chief executive officer of a public restaurant company, and his service as our Chief Executive Officer, Charlie brings to the board, among other skills and qualifications, his significant knowledge and understanding of the industry and our business and his extensive operating experience.

Michael F. Mravle has served as our Chief Financial Officer since September 2014. Mike joined Wingstop from Bloomin’ Brands, a large publicly traded casual dining company, where he spent over seven years in various financial roles. He was most recently Group Vice President of Financial Planning and Analysis and U.S. Chief Financial Officer since October 2013. Prior to that, he served as Vice President of Corporate Finance since February 2012 and as Vice President of Finance for Carrabba’s Italian Grill beginning in January 2011. Prior to that, Mike was Vice President of Finance for Fleming’s Prime Steakhouse and Wine Bar from 2009 to 2011. Prior to Bloomin’ Brands, Mike spent over eight years at McDonald’s Corporation. Mike has over 15 years of finance and accounting experience in the restaurant industry.

William M. Engen has served as our Chief Operating Officer since September 2014. Bill joined Wingstop from 7-Eleven, the world’s largest operator, franchisor and licensor of convenience stores, where he was Senior Vice President of Operations for the Eastern U.S. since 2011 and served as Division Vice President from 2009 to 2011. Prior to that, he served for ten years in various roles at Circuit City, a large United States electronics retailer, including most recently as Vice President, Retail Operations. Bill has also held management roles during his almost 20 year career in retail operations at Saks Fifth Avenue and Bachrach Clothing Company, a men’s clothing retailer.

Jay A. Young has served as our General Counsel since October 2014. Jay joined Wingstop from CEC Entertainment Inc., the parent company of Chuck E. Cheese, a chain of family entertainment centers, where he was Senior Vice President and General Counsel since 2007. Prior to that he was Vice President and Assistant General Counsel for Wachovia Corporation since 1999. Prior to Wachovia, Jay was Assistant General Counsel and Antitrust Compliance Officer for Charles Schwab Capital Markets. Jay has nearly 20 years of experience in handling complex corporate legal matters.

David A. Vernon has served as our Chief Development Officer since November 2012. Dave joined Wingstop in October 2010 as Vice President of Franchise Sales, and was promoted to Senior Vice President of Development in January 2012 before becoming Chief Development Officer in November 2012. Prior to Wingstop, he was Vice President of Franchise Sales for Sonic Corporation, the nation’s largest drive-in restaurant chain, from December 1996 to June 2010. With more than 20 years of restaurant franchise experience, Dave also spent 13 years as Vice President of Sales at Sonic Corporation and has held development positions for Brinker International, Rave Restaurant Group, USA Cafes and Signature Foods.

Flynn K. Dekker has served as our Chief Marketing Officer since February 2014. Prior to joining Wingstop, Flynn was Chief Marketing Officer for Rave Restaurant Group from February 2012 to February 2014. Prior to that, he owned his own upscale restaurant, Home & Dekker, located in Dallas, Texas, from February 2010 to February 2012 and was also Chief Marketing Officer for Fogo de Chao, a Brazilian steakhouse chain, from March 2008 to February 2010. With more than 20 years of leadership experience, Flynn has also held senior marketing positions with Metromedia Restaurant Group, FedEx Kinko’s, EMI Music Distribution and Blockbuster.

Stacy Peterson has served as our Chief Information Officer since August 2014. Stacy joined Wingstop in September 2013 and served as Senior Vice President of Information Technology before becoming Chief Information Officer. Prior to Wingstop, she was Vice President of IT for CB Richard Ellis, a major commercial real estate company, from October 2011 to August 2013 and served as Director of IT from October 2010 to October 2011. Prior to that, she was Director of IT for FedEx Services from August 2009 to September 2010 and Director of IT for FedEx Office from December 2006 to August 2009. With more than 15 years of information technology experience, Stacy has also held management roles at Kinko’s and Blockbuster.

Neal K. Aronson is Chairman of our board of directors and has been a member of our board of directors since February 2015. Neal founded Roark Capital Group and serves as its Managing Partner, a position he has held since 2001. Prior to founding Roark, Neal was Co-Founder and Chief Financial Officer for U.S. Franchise Systems, Inc., or USFS, a franchisor of hotel chains. Prior to USFS, Neal was a private equity professional at Rosecliff (a successor company to Acadia Partners), Odyssey Partners and Acadia Partners (now Oak Hill). Neal began his career in the corporate finance department at Drexel, Burnham, Lambert Inc.

Neal’s experience as a private equity partner, chief financial officer and in other senior executive leadership roles working with franchise companies in the restaurant, retail, consumer and business services industries, and knowledge of complex financial matters provide him with valuable and relevant experience in franchise administration, strategic planning, corporate finance, financial reporting, mergers and acquisitions and leadership of complex organizations, and provides him with the qualifications and skills to serve as a director.

Sidney J. Feltenstein has been a member of our board of directors since July 2010. Sid has had a successful career as a corporate executive and entrepreneur, including as the Chief Executive Officer of Yorkshire Global Restaurants, Inc., a company formed under his leadership through the acquisitions of A&W and Long John Silver, until it was sold to YUM! Brands in 2002. Sid also served as Executive Vice President of Worldwide Marketing for Burger King and spent 19 years at Dunkin’ Donuts in both operations and marketing positions, most recently as its Chief Marketing Officer. Sid is a past chairman of the International Franchise Association (IFA) and a former chairman of the IFA Educational Foundation. He is also a member of the IFA Hall of Fame and a past recipient of the IFA’s Entrepreneur of the Year Award. Sid also serves on the board of directors of Tutor Perini Corporation.

Sid’s experience as a chief executive officer and senior marketing executive officer in the restaurant industry and vast knowledge of franchise operations provide him with valuable and relevant experience in brand management, consumer strategy, advertising and leadership of complex organizations, as well as extensive industry knowledge, and provides him with the qualifications and skills to serve as a director.

Michael J. Hislop has been a member of our board of directors since October 2011. Mike has been the Chief Executive Officer of Corner Bakery, a national bakery-cafe chain, since February 2006. In addition, Mike has been the Chairman and Chief Executive Officer of Il Fornaio since 2001 and, prior to that, served as President and Chief Operating Officer since 1995. Prior to Il Fornaio, Mike was Chairman and Chief Executive Officer for Chevys Mexican Restaurants, where he built the company’s infrastructure in preparation for taking it public. He has also served in a number of operating positions at El Torito Mexican Restaurants and T.G.I. Friday’s. In 2010, Mike was recognized by the International Foodservice Manufacturers Association with the Silver Plate award, which pays tribute to the most outstanding and innovative talents in foodservice operations, and in 2013, he received Nation’s Restaurant News’ Golden Chain Award, an honor bestowed on those representing the very best that the restaurant industry has to offer.

Mike’s experience as a chief executive officer and chief operating officer in the restaurant industry and vast knowledge of franchise operations provide him with valuable and relevant experience in operations, brand management, consumer strategy and leadership of complex organizations, as well as extensive industry knowledge, and provides him with the qualifications and skills to serve as a director.

Erik O. Morris has been a member of our board of directors since April 2010. Erik has been affiliated with Roark since 2007 and is currently a Managing Director. Prior to joining Roark, Erik was a Partner at Grotech Capital Group concentrating in the restaurant and franchise industries. Prior to joining Grotech, Erik worked in the investment banking division of Deutsche Bank and its predecessor entities, where he focused primarily on the industrial, environmental, and business services sectors.

Erik’s involvement with his respective firms’ investments in many branded consumer companies over the past 15 years, including investments in the restaurant industry, in-depth knowledge and industry experience, coupled with his skills in private financing and strategic planning, provides him with the qualifications and skills to serve as a director.

Lawrence P. (Chip) Molloy has been a member of our board of directors since February 2015. Chip has been affiliated with Roark since 2014 and is currently a Senior Advisor. Prior to joining Roark, Chip was the Chief Financial Officer and Executive Vice President of PetSmart, an international specialty pet supply retailer, from September 2007 until June 2013. Prior to joining PetSmart, Chip was employed by Circuit City Stores, Inc., a national consumer electronics retailer, from 2003 to 2007, where he served as the Director of Financial Planning and Analysis from 2003 to 2004, Vice President, Financial Planning and Analysis from 2004 to 2006 and Chief Financial Officer of Retail from 2006 to 2007. Prior to Circuit City, he served in various leadership, planning and strategy roles for Capital One Financial Corporation; AGL Capital Investments, LLC; Deloitte & Touche Consulting Group; and the U.S. Navy. He served ten years in the Navy as a fighter pilot, later retiring from the Navy Reserve with a rank of Commander. Chip also serves on the board of directors of Sprouts Farmers Markets, Inc. and Party City Holdco Inc.

Chip’s experience as a chief financial officer and in senior leadership roles in the retail industry and vast knowledge of financial reporting operations provide him with valuable and relevant experience in finance, accounting, reporting, as well as operational matters in the retail industry, and leadership of complex organizations, and provides him with the qualifications and skills to serve as a director.

Steven M. Romaniello has been a member of our board of directors since April 2010. Steve currently serves as a Managing Director at Roark, a position he has held since 2008. Prior to joining Roark, Steve served in executive positions at FOCUS Brands, a franchisor and operator of ice cream shoppes, bakeries, restaurants and cafes in the United States, most recently as Chief Executive Officer. Prior to his tenure at FOCUS Brands, Steve was President and Chief Operating Officer of USFS. Prior to joining USFS, Steve has also held various management positions in franchise services, support and training at Holiday Inn Worldwide and Days Inn of America. Steve is the immediate past Chairman of the IFA and a member of its Executive Committee.

Steve’s experience as a chief executive officer and chief operating officer in the restaurant and hospitality industries and vast knowledge of franchise operations provide him with valuable and relevant experience in franchise management, operations and leadership of complex organizations, as well as extensive industry knowledge, and provides him with the qualifications and skills to serve as a director.

Each executive officer or key employee serves at the discretion of our board of directors and holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

Board of Directors

Our board of directors currently consists of seven members, Messrs. Morrison, Aronson, Feltenstein, Hislop, Molloy, Morris and Romaniello. Our amended and restated certificate of incorporation, which we will adopt prior to the completion of this offering, will provide that our board of directors shall consist of such number of directors as determined from time to time by resolution adopted by a majority of the total number of directors then in office. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office.

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes, with one class being elected at each annual meeting of stockholders. After their initial terms, each director will serve a three-year term, with the end of each term staggered according to class. Class I will initially consist of two directors, Class II will initially consist of two directors, and Class III will initially consist of three directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

The Class I directors, whose initial terms will expire at the first annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be Messrs. Feltenstein, and Hislop. The Class II directors, whose initial terms will expire at the second annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be Messrs. Molloy and Romaniello. The Class III directors, whose initial terms will expire at the third annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation, will be Messrs. Aronson, Morris and Morrison.

Director Independence

Our board of directors has determined that Messrs. Feltenstein and Hislop qualify as independent directors under the rules of Nasdaq, and that each of Messrs. Feltenstein and Hislop are an independent director, as such term is defined in Rule 10A-3(b)(1) under the Exchange Act. In accordance with Nasdaq phase-in rules for newly public companies, we will have at least one director that is independent under Nasdaq rules and under Rule 10A-3(b)(1) at the time our shares are listed, two such directors within 90 days of such listing and three such directors by the first anniversary of listing.

Controlled Company

Upon completion of this offering, Roark will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” under Nasdaq corporate governance standards. As a controlled company, exemptions under the standards will free us from the obligation to comply with certain corporate governance requirements, including the requirements:

•	that a majority of our board of directors consists of “independent directors,” as defined under Nasdaq rules;

•	that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the requirements of Rule 10A-3 of the Exchange Act and Nasdaq rules within the applicable time frame.

Board Committees

Upon the consummation of this offering, our board of directors will have three committees: the audit committee, the compensation committee and the nominating and corporate governance committee. Each committee will report to the board of directors as they deem appropriate and as the board may request. Each committee will have the composition, duties and responsibilities described below. Members serve on these committees until their resignations or until otherwise determined by our board of directors. The charter of each committee will be available on our website at www.wingstop.com upon the completion of this offering. Our website is not part of this prospectus. In the future, our board of directors may establish other committees, as it deems appropriate, to assist it with its responsibilities.

Audit Committee

In connection with this offering, our board of directors will adopt a new written charter for our audit committee that complies with the rules of Nasdaq, as applicable. The primary purposes of our audit committee will be to assist the board of directors’ oversight of:

•	the integrity of our financial statements;

•	our internal financial reporting and compliance with our financial, accounting and disclosure controls and procedures;

•	the qualifications, engagement, compensation, independence and performance of our independent registered public accounting firm;

•	our independent registered public accounting firm’s annual audit of our financial statements and approving all audit and permissible non-audit services;

•	the performance of our internal audit function;

•	our legal and regulatory compliance; and

•	the approval of related party transactions.

Upon the completion of this offering, our audit committee will be composed of Messrs. Feltenstein, Morris and Molloy. Mr. Molloy will serve as chair of the audit committee. Mr. Molloy qualifies as an “audit committee financial expert” as such term has been defined by the SEC in Item 407(d)(5) of Regulation S-K. Our board of directors has affirmatively determined that Mr. Feltenstein meets the definition of an “independent director” for the purposes of serving on the audit committee under applicable rules of Nasdaq and Rule 10A-3 under the Exchange Act. We intend to comply with these independence requirements for all members of the audit committee within the time periods specified under such rules.

Compensation Committee

In connection with this offering, our board of directors will adopt a new written charter for our compensation committee that complies with the rules of Nasdaq, as applicable. The primary purposes of our compensation committee will be to:

•	set the overall compensation philosophy, strategy and policies for our executive officers and directors;

•	review and approve corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other key employees and evaluate performance in light of those goals and objectives;

•	review and determine the compensation of our directors, Chief Executive Officer and other executive officers;

•	make recommendations to the board of directors with respect to our incentive and equity-based compensation plans; and

•	review and approve employment agreements and other similar arrangements between us and our executive officers.

Upon the completion of this offering, our compensation committee will be composed of Messrs. Romaniello, Aronson, Feltenstein, Hislop and Morris. Mr. Romaniello will serve as chair of the compensation committee. We intend to avail ourselves of the “controlled company” exception under Nasdaq rules which exempt us from the requirement that we have a compensation committee composed entirely of independent directors.

Nominating and Corporate Governance Committee

In connection with this offering, our board of directors will adopt a new written charter for our nominating and corporate governance committee that complies with the rules of Nasdaq, as applicable. The primary purposes of our nominating and corporate governance committee will be to:

•	recommend to the board of directors for approval the qualifications, qualities, skills and expertise required for board of directors membership;

•	identify potential members of the board of directors consistent with the criteria approved by our board of directors and select and recommend to the board of directors the director nominees for election at annual meetings of stockholders or to otherwise fill vacancies;

•	evaluate and make recommendations regarding the structure, membership and governance of the committees of the board of directors;

•	develop and make recommendations to the board of directors with regard to our corporate governance policies and principles, including development of a set of corporate governance guidelines and principles applicable to us; and

•	oversee the annual review of the board of directors’ performance.

Upon the consummation of this offering, we will establish a nominating and corporate governance committee comprised of Messrs. Morris, Molloy and Romaniello. Mr. Morris will serve as chair of the nominating and corporate governance committee. We intend to avail ourselves of the “controlled company” exception under Nasdaq rules which exempt us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.

Risk Oversight

Our board of directors is currently responsible for overseeing our risk management process. The board focuses on our general risk management strategy and the most significant risks facing us, and ensures that appropriate risk mitigation strategies are implemented by management. The board is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.

Following the completion of this offering, our board will delegate to the audit committee oversight of our risk management process. Our other board committees will also consider and address risk as they perform their respective committee responsibilities. All committees will report to the full board as appropriate, including when a matter rises to the level of a material or enterprise level risk.

Our management is responsible for day-to-day risk management. This oversight includes identifying, evaluating and addressing potential risks that may exist at the enterprise, strategic, financial, operational, compliance and reporting levels.

Code of Ethics and Business Conduct

We will adopt a code of ethics and business conduct applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our corporate website at www.wingstop.com upon completion of this offering. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website. Our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, on the compensation committee or board of directors of any other company of which any members of our compensation committee or any of our directors is an executive officer.

Director Compensation

The following table sets forth information concerning the fiscal year 2014 compensation of our non-employee directors that served during any part of 2014:

Name	Fees earned or paid in cash ($)(1)	Stock / option awards ($)(2)	All other compensation ($)(3)	Total ($)
Sidney J. Feltenstein	26,000	—	—	26,000
Michael J. Hislop	26,000	—	—	26,000
Troy K. Aikman	6,500	—	300,000	306,500
Steven M. Romaniello	—	—	—	—
Stephen D. Aronson	—	—	—	—
Erik O. Morris	—	—	—	—
Geoff A. Hill	—	—	—	—
Michael S. Sharkey	—	—	—	—

(1)	In 2014, we paid our non-employee directors that were not affiliates of Roark a fee of $6,500 per board meeting attended.
(2)	We did not grant any stock or option awards to any of the non-employee directors in 2014. At December 31, 2014, none of our non-employee directors held any restricted stock or other unvested stock awards. At December 31, 2014, the following non-employee directors held stock options as follows: Mr. Feltenstein—20,000 vested stock options and 20,000 unvested stock options; Mr. Hislop—13,333 vested stock options and 26,667 unvested stock options; and Mr. Aikman—40,000 vested stock options and 20,000 unvested stock options.
(3)	We paid Mr. Aikman spokesperson fees during 2014. We do not provide any perquisites to our non-employee directors.

We have entered into change in control bonus award agreements with Mr. Feltenstein and Mr. Hislop. Under these agreements, cash bonuses are payable to each of Mr. Feltenstein and Mr. Hislop upon the consummation of a change in control so long as he remains a director. The consummation of this offering is not expected to meet the definition of a change in control, and therefore, is not expected to trigger any cash bonus payouts. The cash bonus calculation for each participant differs and is determined by multiplying the participant’s covered securities by an amount designated in each agreement. Further, no cash bonus is payable if the per share consideration paid for our common stock in the change in control transaction is equal to or less than an amount specified in each agreement. The maximum potential payments to Mr. Feltenstein and Mr. Hislop under these agreements are $58,000 and $32,800, respectively.

We are currently in the process of determining the appropriate compensation program for our non-employee directors for following this offering. We will provide further information on our director compensation program after it has been finalized.

EXECUTIVE COMPENSATION

Introduction

This section provides an overview of our executive compensation program, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. For 2014, our named executive officers are:

•	Charles R. Morrison, who has served as our President and Chief Executive Officer since June 2012 and as a member of our board of directors since September 2012;

•	Michael F. Mravle, who has served as our Chief Financial Officer since September 2014; and

•	William M. Engen, who has served as our Chief Operating Officer since September 2014.

The objective of our compensation program is to provide a total compensation package to each named executive officer that will enable us to attract, motivate and retain outstanding individuals, reward named executive officers for performance and align the financial interests of each named executive officer with the interests of our stockholders to encourage each named executive officer to contribute to our long-term performance and success.

The compensation program for our named executive officers consists of the following elements: base salary; performance-based cash bonus; equity-based incentive compensation; and severance and change of control benefits.

Historically, our board of directors has determined the compensation for our named executive officers. Upon completion of this offering, we expect to have a compensation committee that will be responsible for determining the compensation for our named executive officers and administering our equity compensation plans and awards. Roark will continue to control a majority of the voting power of our outstanding common stock upon completion of this offering. As a result, we will be a “controlled company” and we will not be required to have a compensation committee comprised solely of independent directors.

Employment Agreements

We have entered into written employment agreements with each of our named executive officers. These agreements were negotiated on an arms-length basis and establish the key elements of compensation.

Mr. Morrison’s Employment Agreement

We entered into an employment agreement with Mr. Morrison in June 2012. The agreement provides for a term of five years. The annual base salary set forth in the agreement is $375,000.

Mr. Morrison is eligible for an annual bonus with a target of 50% of his base salary based upon the achievement of performance targets established by the board from time to time.

Mr. Morrison’s agreement entitled him to the grant of an option to purchase 750,000 shares of our common stock. In satisfaction of this provision, in August 2012 Mr. Morrison was granted an option to purchase 750,000 shares of our common stock, 50% of which is subject to time vesting (375,000 shares) and 50% of which vests based on our achievement of annual EBITDA targets for 2013, 2014, 2015 and 2016 (375,000 shares).

The agreement provides that Mr. Morrison is eligible to participate in the employee benefit plans, programs and policies maintained by the company from time to time. The agreement also provides for severance benefits in the event of his termination by us without cause or a termination by him for good reason, subject to his compliance with certain confidentiality, non-compete, non-solicitation and non-disparagement obligations and the execution of a general release of claims. For more information see “—Potential Payments upon Termination or Change of Control.”

Mr. Mravle’s Employment Agreement

We entered into an employment agreement with Mr. Mravle in September 2014. The agreement provides for a term of five years. The annual base salary set forth in the agreement is $315,000.

Mr. Mravle is eligible for an annual bonus with a target of 40% of his base salary based upon the achievement of performance targets established by the board from time to time. For fiscal year 2014 only, we have guaranteed him an annual bonus in the amount of $140,000, $100,000 of which must be repaid to us upon written request if he does not remain employed by us through the first anniversary of the effective date. He is also eligible for a one-time payment of $90,000 to cover all moving and relocation expenses, which must be repaid to us upon written request if he does not remain employed by us through the first anniversary of the effective date.

The agreement provides that Mr. Mravle is eligible to participate in the employee benefit plans, programs and policies maintained by the company from time to time. The agreement also provides for severance benefits in the event of his termination by us without cause, subject to his compliance with certain confidentiality, non-compete, non-solicitation and non-disparagement obligations and the execution of a general release of claims. For more information see “—Potential Payments upon Termination or Change of Control.”

Mr. Engen’s Employment Agreement

We entered into an employment agreement with Mr. Engen in September 2014. The agreement provides for a term of five years. The annual base salary set forth in the agreement is $350,000.

Mr. Engen is eligible for an annual bonus with a target of 40% of his base salary based upon the achievement of performance targets established by the board from time to time. For fiscal year 2014 only, we have guaranteed him an annual bonus in the amount of $140,000, $95,000 of which must be repaid to us on written request if he does not remain employed by us through the first anniversary of the effective date.

The agreement provides that Mr. Engen is eligible to participate in the employee benefit plans, programs and policies maintained by the company from time to time. The agreement also provides for severance benefits in the event of his termination by us without cause, subject to his compliance with certain confidentiality, non-compete, non-solicitation and non-disparagement obligations and the execution of a general release of claims. For more information see “—Potential Payments upon Termination or Change of Control.”

Base Salary

We pay base salaries to attract, recruit and retain qualified employees. Following the consummation of this offering, our compensation committee will review and set base salaries of our named executive officers annually. For fiscal 2014, the annual base salary of each named executive officer was as set forth in such named executive officer’s employment agreement, pro rated as applicable for employment during the year.

Performance-Based Cash Bonus Compensation

Our named executive officers are eligible to participate in our annual performance-based cash bonus plan. Our board of directors has and, following the completion of this offering, our compensation committee intends to continue an annual performance-based cash bonus plan for eligible employees, including the named executive officers.

Of the named executive officers, only Mr. Morrison participated in the annual performance-based cash bonus plan for fiscal year 2014, or the 2014 Bonus Plan. As Mr. Mravle and Mr. Engen joined us late in 2014, we agreed in each such named executive officer’s employment agreement to guarantee a bonus for fiscal year 2014.

The 2014 Bonus Plan applicable to the participating named executive officers included the following performance goals: 50% is earned based on achieving an adjusted EBITDA target and 50% is earned based on achieving a franchise store openings target. In accordance with the plan, the board of directors retains the discretion to approve additional adjustments to adjusted EBITDA for compensation purposes. The payout for the adjusted EBITDA portion of the bonus could exceed 100% of the targeted payout if we achieved adjusted EBITDA above certain levels. The payout for the franchise store openings target portion of the bonus was capped at 100% payout. For fiscal 2014, we achieved 111% of our adjusted EBITDA target, which achievement resulted in a bonus payout that exceeded target. In determining this achievement level, the board of directors approved additional discretionary adjustments to adjusted EBITDA. In addition, for fiscal 2014, we achieved 120% of our franchise store opening target, though the payout was capped at target. Based on our overall achievement of the performance goals, the chief executive officer earned 120% of his target performance based bonus.

Equity Incentive Compensation

We provide equity-based incentive compensation to our named executive officers because it links our long-term results achieved for our stockholders and the rewards provided to named executive officers, thereby ensuring that such officers have a continuing stake in our long-term success. Historically, we have granted equity awards to our named executive officers in conjunction with a named executive officer’s initial hire. Our named executive officers have been granted stock option awards under the Wing Stop Holding Corporation 2010 Stock Option Plan, or the 2010 Plan.

In September 2014, we granted Mr. Mravle an option to purchase 300,000 shares of our common stock and Mr. Engen an option to purchase 220,000 shares of our common stock. Half of each such option grant is subject to time vesting (20% per year on each anniversary of the grant date). The remaining half of each such option grant is subject to vesting in five equal installments, based upon our achievement of an annual adjusted EBITDA targets for each of the years ended December 31, 2015, 2016, 2017, 2018 and 2019. In addition, if we achieve the adjusted EBITDA target for 2019, any unvested options that were eligible to vest prior to 2019 but did not will also vest. Vesting is also subject to the executive’s continued employment through each vesting date. We did not make an option grant to Mr. Morrison in 2014.

In the future, we may increase our use of long-term equity incentives, particularly through grants of equity awards under the Wingstop Inc. 2015 Omnibus Equity Incentive Plan, or the 2015 Plan, effective upon the completion of this offering. The purpose of the 2015 Plan is to further align the interests of our executives with those of stockholders. For additional information regarding the 2015 Plan, see “—2015 Omnibus Equity Incentive Plan.”

Historically, we have granted awards under the 2010 Plan. In connection with the adoption of the 2015 Plan, we intend to terminate the 2010 Plan, and no further awards will be granted under the 2010 Plan. The termination of the 2010 Plan would not affect awards outstanding under the 2010 Plan at the time of its termination and the terms of the 2010 Plan would continue to govern outstanding awards granted under the 2010 Plan.

Benefits and Perquisites

We offer health and welfare benefits and life insurance to our named executive officers on the same basis that these benefits are offered to our other eligible employees. We also offer a 401(k) plan to our eligible employees. Our named executive officers participate in our 401(k) on the same basis as our other eligible employees. Pursuant to Mr. Mravle’s employment agreement, we agreed to a one-time payment to reimburse him for his moving and relocation expenses.

We do not provide any perquisites to our named executive officers.

2014 Summary Compensation Table

The following table sets forth information concerning the total compensation awarded to, earned by or paid to the named executive officers for 2014, calculated in accordance with SEC rules and regulations.

Name and Principal Position	Year	Salary ($)	Bonus ($) (2)	Option awards ($) (3)	Non-equity incentive plan compensation ($) (4)	All other compensation ($) (5)	Total ($)
Charles R. Morrison	2014	375,000	—	—	225,000	2,678	602,678
President and Chief Executive Officer

Michael F. Mravle (1)	2014	78,750	140,000	648,030	—	90,033	956,813
Chief Financial Officer

William M. Engen (1)	2014	107,692	140,000	475,222	—	55	722,969
Chief Operating Officer

(1)	Mr. Mravle and Mr. Engen joined our company in September 2014. The amount reflected in the “Salary” column for each of Mr. Mravle and Mr. Engen represents the pro-rated amount of each such named executive officer’s annual base salary earned following the commencement of employment.
(2)	In their employment agreements, we agreed to guarantee Mr. Mravle and Mr. Engen a bonus for fiscal year 2014 only.
(3)	Represents the aggregate grant date fair value for option awards granted in 2014, computed in accordance with FASB ASC Topic 718. Information about the assumptions used to value these awards can be found in Note 14 to the consolidated financial statements included in this prospectus. See “—Equity Incentive Compensation” for more information about the options granted in 2014.
(4)	Represents amounts earned under the 2014 Bonus Plan. Only Mr. Morrison participated in the 2014 Bonus Plan. See “—Performance-Based Cash Bonus Compensation” for information about the 2014 Bonus Plan.
(5)	Includes the following: company match under the 401(k) plan; life insurance premiums; relocation costs to Mr. Mravle per the terms of his employment agreement; and company health savings account contribution.

	401(k) match ($)	Relocation ($)	Life insurance ($)	HSA contribution ($)
Mr. Morrison	1,839	—	339	500
Mr. Mravle	—	90,000	33	—
Mr. Engen	—	—	55	—

2014 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to outstanding option awards for each of the named executive officers as of December 27, 2014. We have not granted any stock awards to the named executive officers.

	Option Awards
Name	Grant date		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)		Option expiration date
Charles R. Morrison	8/30/12	(1)	93,750	281,250	281,250	0.83	(4)	8/30/2022
Michael F. Mravle	9/26/14	(2)	—	150,000	150,000	3.13	(5)	9/26/2024
William M. Engen	9/09/14	(3)	—	110,000	110,000	3.13	(5)	9/09/2024

(1)	Mr. Morrison’s option grant for 750,000 shares is divided equally between time vesting and performance vesting options. Of the 375,000 time vesting options, 25% vested on each of December 31, 2013 and 2014, and the remaining options vest 25% per year on December 31, 2015 and 2016. Of the performance vesting options, 93,750 options vest upon our achievement of an annual adjusted EBITDA target for each of the years ended December 31, 2013, 2014, 2015 and 2016. In addition, if we meet or achieve the adjusted EBITDA target for 2016, any unvested options that were eligible to vest prior to 2016 but did not will also vest. Vesting is also subject to the executive’s continued employment through each vesting date. We achieved our adjusted EBITDA target (determined for compensation purposes) for the year ended December 31, 2013, and, as a result, 93,750 options vested. Mr. Morrison exercised 93,750 of his vested options in March 2014.
(2)	Mr. Mravle’s option grant for 300,000 shares is divided equally between time vesting and performance vesting options. The 150,000 time vesting options vest 20% per year on September 25, 2015, 2016, 2017, 2018 and 2019. Of the performance vesting options, 30,000 shares vest upon our achievement of an annual adjusted EBITDA target for each of the years ended December 31, 2015, 2016, 2017, 2018 and 2019. In addition, if we meet or achieve the adjusted EBITDA target for 2019, any unvested options that were eligible to vest prior to 2019 but did not will also vest. Vesting is also subject to the executive’s continued employment through each vesting date.
(3)	Mr. Engen’s option grant for 220,000 shares is divided equally between time vesting and performance vesting options. The 110,000 time vesting options vest 20% per year on September 25, 2015, 2016, 2017, 2018 and 2019. Of the performance vesting options, 22,000 options vest upon our achievement of an annual adjusted EBITDA target for each of the years ended December 31, 2015, 2016, 2017, 2018 and 2019. In addition, if we meet or achieve the adjusted EBITDA target for 2019, any unvested options that were eligible to vest prior to 2019 but did not will also vest. Vesting is also subject to the executive’s continued employment through each vesting date.
(4)	The option exercise price of Mr. Morrison’s grant was originally $2.07 per share. The exercise price was initially reduced to $1.65 to reflect the impact of a dividend paid to our stockholders in December 2012 and further reduced to $0.83 to reflect the impact of a second dividend paid to our stockholders in December 2013.
(5)	The option exercise price of the grant to each of Mr. Mravle and Mr. Engen was originally $4.14 per share. The exercise price of each grant was reduced to $3.13 to reflect the impact of a dividend paid to our stockholders in March 2015.

Potential Payments upon Termination or Change of Control

The employment agreements with each of our named executive officers provide for the payment of certain severance benefits upon termination. In addition, the terms of the stock options granted to the named executive officers under the 2010 Plan include certain vesting rights upon a change of control.

Severance Benefits under the Employment Agreements

We have agreed to pay severance benefits in the event of an executive’s termination by us without cause or, for Mr. Morrison, a termination by the executive for good reason. We also provide severance benefits in the case of death and disability.

Mr. Morrison

The agreement provides for severance benefits if Mr. Morrison’s employment is terminated without cause (as defined in the agreement) or if he resigns for good reason (as defined in the agreement). In such instance, Mr. Morrison is entitled to (1) any earned but unpaid cash bonus and (2) the continuation of base salary for 13 months following the termination of his employment, subject to his compliance with the non-disclosure of trade secrets, a five-year confidentiality obligation, an 18 month non-compete obligation, a 24 month non-solicitation obligation, a non-disparagement obligation and the execution of a general release of claims. If a change of control of the company occurs, there is no obligation to make severance payments in connection with such change of control unless Mr. Morrison’s employment is terminated without cause or he resigns for good reason simultaneously with such change of control.

If Mr. Morrison is terminated as a result of a permanent disability (as defined in the agreement), he is entitled to (1) a prorated portion of the annual cash bonus earned for the year of termination (if any) calculated at the end of such year and paid on the same date on which bonuses are paid to other executives of the company, (2) any other amounts earned, accrued or owing but not yet paid, and (3) continued participation in employee welfare benefit plans which, by their terms, permit a former employee to participate. In the event of his death, his estate is entitled to (1) and (2) above as well as any other benefits to which he would be entitled in accordance with the terms of the applicable plans and programs of the company.

If we terminate Mr. Morrison’s employment for cause or he resigns other than for good reason, we will pay (1) his base salary actually earned up to the date of termination and (2) any earned cash bonus from the previous year not yet paid.

Mr. Mravle and Mr. Engen

The agreements for Mr. Mravle and Mr. Engen provide for severance benefits if the executive’s employment is terminated without cause (as defined in the agreement). In such instance, the executive is entitled to the continuation of base salary for 12 months following the termination of the executive’s employment, subject to the executive’s compliance with the non-disclosure of trade secrets, a five-year confidentiality obligation, a 24 month non-compete obligation, a 24 month non-solicitation obligation, a non-disparagement obligation and the execution of a general release of claims. If a change of control of the company occurs, there is no obligation to make severance payments in connection with such change of control unless the executive’s employment is terminated without cause simultaneously with such change of control.

If the executive is terminated as a result of a permanent disability (as defined in the agreement), he is entitled to any amounts earned, accrued or owing but not yet paid and continued participation in employee welfare benefit plans which, by their terms, permit a former employee to participate. In the event of the executive’s death, his estate is entitled to any amounts earned, accrued or owing but not yet paid as well as any other benefits to which he would be entitled in accordance with the terms of the applicable plans and programs of the company.

If we terminate the executive’s employment for cause, or the executive resigns for any reason, we will pay the executive’s base salary actually earned up to the date of termination.

Accelerated Vesting under Equity Award Agreements

The stock options granted to the named executive officers under the 2010 Plan include provisions that accelerate vesting in certain circumstances, including upon a change of control (as defined in the 2010 Plan). The consummation of this offering is not expected to meet the definition of a change of control, and therefore, is not expected to accelerate the vesting of the stock option grants.

Mr. Morrison

With respect to Mr. Morrison’s time vesting options, 100% of his unvested options will vest if a change of control occurs after December 31, 2015. If a change of control occurs prior to December 31, 2015, then 50% of his unvested options will vest.

With respect to his performance vesting options, if a change of control occurs prior to December 31, 2016 and if the board determines that we were on track to meet or exceed the adjusted EBITDA target for the year in which the change of control occurs, then any unvested options that were eligible to vest prior to the change of control but did not will vest.

In addition, if (1) a change of control occurs prior to December 31, 2016, (2) during the year preceding the change of control we met or exceeded the adjusted EBITDA target for any year after the year during which the change of control occurs, and (3) the board determines that we were on track to meet or exceed the adjusted EBITDA target for the year in which the change of control occurs, then the unvested options allocated to the year in which the change of control occurs and the unvested options allocated to any subsequent year for which the adjusted EBITDA target was achieved will vest.

In the case of termination as a result of death or disability, Mr. Morrison’s employment will be deemed to have been terminated on the last day of the year in which the death or disability occurs, and that year will count toward the applicable vesting schedule, subject to the achievement of adjusted EBITDA targets with respect to the performance vesting options.

Mr. Mravle and Mr. Engen

With respect to the performance vesting options held by Mr. Mravle and Mr. Engen, if (1) a change of control occurs prior to December 31, 2019, (2) we met or exceeded the adjusted EBITDA target for the year prior to the year in which the change of control occurs, and (3) the board determines that we were on track to meet or exceed the adjusted EBITDA target for the year in which the change of control occurs, then any unvested options that were eligible to vest prior to the change of control but did not will vest.

In addition, if (1) a change of control occurs prior to December 31, 2019, (2) during the year preceding the change of control, we achieved the adjusted EBITDA target for a year following the year of the change of control, and (3) the board determines that we are on track to achieve the adjusted EBITDA target for such subsequent year in the year that the change of control occurs, then the unvested options allocated to the year in which the change of control occurs and any subsequent year for which we met such adjusted EBITDA target will vest.

In the case of termination as a result of death or disability, the employment for each of Mr. Mravle and Mr. Engen will be deemed to have been terminated on the last day of the year in which the death or disability occurs, and that year will count toward the applicable vesting schedule, subject to the achievement of adjusted EBITDA targets with respect to the performance vesting options.

2010 Stock Option Plan

In 2010, we adopted the 2010 Plan in order to provide a means to attract, retain and motivate our directors, employees, and consultants upon whose judgment, initiative and efforts our continued success, growth and development are dependent. The 2010 Plan provides that each award will expire no later than the tenth anniversary of the grant. Vesting of the options granted under the 2010 Plan is determined in accordance with the provisions of the applicable option certificate. The specific provisions of option certificates issued pursuant to the 2010 Plan, including those concerning vesting of options, may vary. In order to exercise any portion of the options, the holder must be an active director, employee, or consultant at the time of exercise of the option unless, otherwise provided in the applicable option certificate. If the termination of a director, employee, or consultant’s status as an active employee is due to his death, the person or persons to whom any portion of the options are transferred by will or by the laws of descent and distribution, as applicable, thereafter shall be treated as the holder of the options. In no event will an employee be entitled to exercise the option after its original expiration date. All options, whether or not vested, will be forfeited if an employee’s employment is terminated for cause unless, otherwise provided in the applicable option certificate.

2015 Omnibus Equity Incentive Plan

We intend to adopt the Wingstop Inc. 2015 Omnibus Equity Incentive Plan, or the 2015 Plan, effective upon completion of this offering. The 2015 Plan is intended to promote our long-term success and increase stockholder value by attracting, motivating, and retaining non-employee directors, officers, employees, advisors and consultants. To achieve this purpose, the 2015 Plan will allow the flexibility to grant or award stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance unit awards, performance share awards, cash-based awards and other stock-based awards to eligible individuals, thereby strengthening their commitment to our success and aligning their interests with those of our stockholders. No awards have been made under the 2015 Plan.

Administration

The compensation committee will have discretionary authority to administer the 2015 Plan in accordance with its terms and applicable laws. The compensation committee will determine the non-employee directors, employees, advisors and consultants who will be granted awards under the 2015 Plan, the size and types of awards, the terms and conditions of awards and the form and content of the award agreements representing awards. The compensation committee will not be required to grant awards on a uniform or consistent basis. The compensation committee will be authorized to establish, administer and waive terms, conditions and performance goals of outstanding awards and to accelerate the vesting or exercisability of awards, in each case, subject to limitations contained in the 2015 Plan. The compensation committee will be authorized to interpret the 2015 Plan and award agreements and will have authority to correct any defects, supply any omissions and reconcile any inconsistencies in the 2015 Plan and/or any award agreements and to take any other action that the compensation committee deems necessary or appropriate for the administration of the 2015 Plan. Unless otherwise expressly provided in the 2015 Plan, the compensation committee’s decisions, interpretations and actions concerning the 2015 Plan or any award will be within the sole discretion of the compensation committee, will be permitted to be made at any time and will be final, conclusive and binding upon all persons and entities, including any participant and any holder or beneficiary of any award. Within the limitations of the 2015 Plan and applicable law, the compensation committee will be authorized to delegate all or any part of its responsibilities and powers under the 2015 Plan to persons selected by it, and the board will be permitted to exercise all of the compensation committee’s powers under the 2015 Plan.

Shares Subject to the 2015 Plan

A total of                 shares of our common stock, will be available for delivery under the 2015 Plan. The number of shares available for delivery under the 2015 Plan will also be subject to adjustment for certain changes in our capital structure, as described below under “Changes in Capital.” The shares of common stock that may be issued under the 2015 Plan will be either authorized and unissued shares (which will not be subject to preemptive rights) or previously issued shares that have been reacquired. Any shares subject to an award that is (1) forfeited, terminated, cancelled or otherwise expires or (2) settled for cash, will be available for future awards under the 2015 Plan. If we acquire or combine with another company, any awards that may be granted under the 2015 Plan in substitution or exchange for outstanding stock options or other awards of that other company will not reduce the shares available for issuance under the 2015 Plan. The shares available for any incentive stock options granted under the 2015 Plan will be limited to                 shares of common stock, adjusted as stated above.

Participation

The compensation committee will be authorized grant awards under the 2015 Plan to (a) employees, advisors and consultants of us and our subsidiaries and affiliates, (b) those individuals who have accepted an offer of employment or consultancy from us or our subsidiaries or affiliates, and (c) our non-employee directors. However, only employees of us and our subsidiaries will be eligible to receive “incentive stock options” under the 2015 Plan.

Stock Options

A stock option is the right to purchase a specified number of shares of common stock in the future at a specified exercise price and subject to the other terms and conditions that will be specified in the option agreement and the 2015 Plan. Stock options granted under the 2015 Plan will be either “incentive stock options,” which may be eligible for special tax treatment under the Internal Revenue Code, or options other than “incentive stock options”, referred to as “nonqualified stock options,” as determined by the compensation committee. All stock options that are intended to qualify as “incentive stock options” will be granted pursuant to award agreements expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules provided under section 422 of the Internal Revenue Code. The number of shares covered by each option will be determined by the compensation committee, but no participant may be granted in any fiscal year options for more than                 shares of common stock. The exercise price of each option will be set by the compensation committee but cannot be less than 100% of the fair market value of the common stock at the time of grant (or, in the case of an “incentive stock option” granted to a 10% or more stockholder of the company, or subsidiary, as applicable, 110% of the fair market value). Options granted under the 2015 Plan in substitution or exchange for options or awards of another company involved in a corporate transaction with the company or a subsidiary will have an exercise price that is intended to preserve the economic value of the award that is replaced. The fair market value of our common stock generally means the closing price of the common stock on the option grant date. The exercise price of any stock options granted under the 2015 Plan will be paid by check, or, with the compensation committee’s approval, shares of our common stock already owned by the option holder, a cashless broker-assisted exercise that complies with law, withholding of shares otherwise deliverable to the option holder upon exercise of the option or any other method approved or accepted by the compensation committee in its discretion. Any fractional shares of common stock will be settled in cash.

Options will become exercisable and expire at the times and on the terms established by the compensation committee, not later than the tenth anniversary of the grant date. If the exercise of a “nonqualified stock option” on its scheduled expiration date would violate law, the option may be extended until its exercise would not violate law. Further, if a “nonqualified stock option” would expire at a time when trading of shares of our common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. Options generally terminate when the holder’s employment or service with us terminates. However, an option may be exercised for up to one year following the holder’s termination of employment or services in specified circumstances, unless the compensation committee or the option agreement permits exercise of the option following the holder’s termination to any greater or lesser extent.

Stock Appreciation Rights

Stock appreciation rights, or SARs, may be granted by the compensation committee (either in connection with, or independent of, an option) upon such terms and conditions determined by the compensation committee which are permitted under the 2015 Plan. Generally, SARs are awards that, upon their exercise, give the holder a right to receive from us an amount equal to the product of (1) the number of shares for which the SAR is exercised, multiplied by (2) the excess of the (a) fair market value of a share of our common stock on the exercise date, over (b) the grant price per share. The grant price per share cannot be less than 100% of the fair market value of a share of our common stock on the grant date of such SAR. SARs granted under the 2015 Plan in substitution or exchange for SARs or awards of another company involved in a corporate transaction with the company or a subsidiary will have an exercise price that is intended to preserve the economic value of the award that is replaced. A SAR may be settled in cash, shares or a combination of cash and shares, as determined by the compensation committee. SARs will become exercisable and expire at the times and on the terms established by the compensation committee. The number of shares covered by each SAR will be determined by the compensation committee, but no participant may be granted in any fiscal year SARs covering more than                 shares of our common stock.

Restricted Stock and Restricted Stock Units

Restricted stock awards are shares of our common stock that are awarded to a participant subject to the satisfaction of the terms and conditions established by the compensation committee. Until the applicable restrictions lapse, shares of restricted stock will be subject to forfeiture and may not be sold, assigned, pledged or otherwise disposed of by the participant who holds those shares. Restricted stock units will be denominated in units of shares of our common stock, except that no shares are actually issued to the participant on the grant date. When a restricted stock unit award vests, the participant will be entitled to receive shares of our common stock, a cash payment based on the value of shares of our common stock or a combination of shares and cash. Vesting of restricted stock awards and restricted stock units may be based on continued employment or service and/or satisfaction of performance goals or other conditions established by the compensation committee. Subject to the other terms of the 2015 Plan, a recipient of restricted stock will generally have the rights and privileges of a stockholder during the restriction period, including the right to receive any dividends, which may be subject to the same restrictions as the restricted stock, unless the compensation committee provides otherwise in the award agreement. A recipient of restricted stock units will have none of the rights of a stockholder unless and until shares are actually delivered to the recipient. The number of shares of restricted stock and/or restricted stock units granted to a participant will be determined by the compensation committee, but no participant may be granted in any fiscal year more than                 shares subject to awards of restricted stock or restricted stock units. Upon termination of employment or service, or failure to satisfy other vesting conditions, a participant’s unvested shares of restricted stock and unvested restricted stock units are forfeited unless the participant’s award agreement, or the compensation committee, provides otherwise.

Performance Units, Performance Shares and Cash-Based Awards

Performance units, performance shares and cash-based awards granted to a participant under the 2015 Plan will be amounts credited to a bookkeeping account established for the participant. A performance unit is a fixed or variable dollar denominated unit with a value determined by the compensation committee and stated in the award agreement. The value of a performance share is based on the value of our common stock. A cash-based award has a value that is established by the compensation committee at the time of its grant. The number of performance units, performance shares and cash-based awards granted to a participant will be determined by the compensation committee; however, no participant may be granted in any fiscal year performance units amounting to more than $             , performance shares with respect to more than                 shares or cash-based awards amounting to more than $            . Whether a performance unit, performance share or cash-based award actually will result in a payment to a participant will depend upon the extent to which performance goals or other conditions established by the compensation committee are satisfied. After a performance unit, performance share or cash-based award has vested, the participant will be entitled to receive a payout of cash, shares of our common stock or a combination thereof, as determined by the compensation committee. A participant’s award agreement will describe the effect of a termination of employment or service on the participant’s performance units, performance shares or cash-based award.

Other Stock-Based Awards

The compensation committee will be authorized to grant to participants other stock-based awards under the 2015 Plan, which will be valued in whole or in part by reference to, or otherwise based on, shares of our common stock. The form of any other stock-based awards will be determined by the compensation committee, and may include a grant or sale of unrestricted shares of our common stock. The number of shares of our common stock related to another stock-based award will be determined by the compensation committee; however, no participant may be granted in any fiscal year other stock-based awards with respect to more than                 shares (or cash amounts based on the fair market value of this number of shares on the grant date of the award). Other stock-based awards may be paid in shares of our common stock, cash or a combination of shares and cash, according to the award agreement. The terms and conditions, including vesting conditions, of another stock-based award will be established by the compensation committee when the award is made. The compensation committee will determine the effect of a termination of employment or service on a participant’s other stock-based awards.

Dividend Equivalents

The compensation committee will be authorized to provide part of an award with dividends or payment of dividend equivalents, on such terms and conditions as may be determined by the compensation committee in its sole discretion and consistent with the 2015 Plan; provided, however, that no dividends or dividend equivalents will be payable in respect to outstanding options or SARS. Dividend equivalents may not be paid until and to the extent the underlying award vests or is exercised.

Performance-Based Awards

Restricted stock awards, restricted stock units, performance units, performance shares, cash-based awards and other stock-based awards subject to performance conditions may, in the compensation committee’s discretion and subject to stockholder approval of the 2015 Plan prior to the payment of any awards, be structured to qualify as performance-based compensation that is exempt from the deduction limitations of section 162(m) of the Internal Revenue Code. Awards intended to satisfy this exemption must be conditioned on the achievement of objectively determinable performance goals based on one or more of the performance measures listed below, determined in relation to the company or its subsidiaries or any of their business units, divisions, services or products, or in comparison to a designated group of other companies or index: net sales; system-wide sales; comparable store sales; revenue; revenue growth or product revenue growth; operating income (before or after taxes); pre- or after-tax income or loss (before or after allocation of corporate overhead and bonus); earnings or loss per share; net income or loss (before or after taxes); adjusted operating income; adjusted net income; adjusted earnings per share; channel revenue; channel revenue growth; franchising commitments; manufacturing profit; manufacturing profit margin; store closures; return on equity; total stockholder return; return on assets or net assets; appreciation in and/or maintenance of the price of the shares or any other publicly traded securities of the company; market share; gross profits; earnings or losses (including earnings or losses before taxes, before interest and taxes, or before interest, taxes, depreciation and/or amortization); economic value-added measurements; comparisons with various stock market indices; reductions in costs; cash flow or cash flow per share (before or after dividends); return on capital (including return on total capital or return on invested capital); cash flow return on investment; attainment of expense, working capital, cash, inventory or accounts receivable levels; operating margin; gross margin; year-end cash; cash margin; debt reduction; stockholders’ equity; market share; customer satisfaction; customer growth; supply chain achievements (including establishing relationships with suppliers, points of distribution and gross or net store openings); financial ratios, including those measuring liquidity, activity, profitability or leverage; cost of capital or assets under management; financing, factoring transactions and other capital raising transactions; strategic business criteria consisting of one or more objectives based on meeting specified goals with respect to research, development, manufacturing, commercialization, products or projects, production volume levels, acquisitions and divestitures; and recruiting or turnover of personnel.

The compensation committee will determine whether the performance goals that have been chosen for a particular performance-based award have been met. The compensation committee will have the discretion to adjust downwards but not upwards amounts payable or benefits granted, issued, retained or vested under a performance-based award described above. The compensation committee may not waive the achievement of performance goals applicable to these awards, except in the case of the participant’s death, disability or a change of control of the company. The compensation committee’s evaluation of the achievement of performance goals may include or exclude any of the following events that occur during a performance period: (a) gains or losses on sales or dispositions, (b) asset write-downs, (c) changes in tax law or rate, including the impact on deferred tax liabilities, (d) the cumulative effect of changes in accounting principles, (e) extraordinary items, or with respect to fiscal years beginning after December 15, 2015, events of an “unusual nature” and/or of a type that indicate “infrequency of occurrence,” and appearing in the company’s financial statements or notes thereto appearing in the company’s Annual Report on Form 10-K, and/or in “management’s discussion and analysis of financial performance” appearing in such Annual Report, (f) acquisitions occurring after the start of a performance period or unbudgeted costs incurred related to future acquisitions, (g) operations discontinued, divested or restructured during the performance period, including severance costs, (h) gains or losses on refinancing or extinguishment of debt, (i) foreign exchange gains and losses, and (j) any other similar event or condition specified in the applicable award agreement.

Deferrals of Awards

The compensation committee may, to the extent permitted by law, require or allow participants to defer receipt of all or part of any cash or shares subject to their award agreements on the terms of any deferred compensation plan of the company or other terms set by the compensation committee. Any such deferred compensation plan or other terms set by the compensation committee will be exempt from, or comply with the rules under section 409A of the Internal Revenue Code.

Transferability of Awards

Options, SARs, unvested restricted stock, and other awards under the 2015 Plan may not be sold or otherwise transferred except in the event of a participant’s death to his or her designated beneficiary or by will or the laws of descent and distribution, unless otherwise determined by the compensation committee. The compensation committee may permit awards other than “incentive stock options” and any related SARs to be transferred for no consideration.

Change of Control

A change of control of the company (as defined in the 2015 Plan) will have no effect on outstanding awards under the 2015 Plan that the board or the compensation committee determines will be honored or assumed or replaced with new rights by a new employer (referred to as an alternative award), so long as the alternative award:

•	is based on securities that are, or within 60 days after the change of control will be, traded on an established United States securities market;

•	provides the holder with rights and entitlements (such as vesting and timing or methods of payment) that are at least substantially equivalent to the rights, terms and conditions of the outstanding award;

•	has an economic value that is substantially equivalent to that of the outstanding award;

•	provides that if the holder’s employment with the new employer terminates under any circumstances, other than due to termination for cause or resignation without good reason, within 1 year following the change of control (or prior to a change of control, but following the date on which we agree in principle to enter into that change of control transaction), (1) any conditions on the holder’s rights under, or any restrictions on transfer or exercisability applicable to, the alternative award will be waived or will lapse in full, and the alternative award will become fully vested and exercisable, and (2) the alternative award may be exercised until the later of (a) the last date on which the outstanding award would otherwise have been exercisable, and (b) the earlier of (i) the third anniversary of the change of control and (ii) expiration of the term of the outstanding award; and

•	will not subject the holder to additional taxes or penalties under section 409A of the Internal Revenue Code.

If the board or the compensation committee determines not to honor, assume or replace the outstanding awards under the 2015 Plan with alternative awards, then, with respect to any outstanding awards under the 2015 Plan:

(1)	the awards will fully vest and become nonforfeitable and exercisable immediately prior to the change of control;

(2)	the board or the compensation committee will provide that in connection with the change of control:

•	each outstanding option and SAR will be cancelled in exchange for an amount equal to the fair market value of our common stock on the change of control date, reduced by the option exercise price or grant price of the option or SAR;

•	each outstanding share of restricted stock, restricted stock unit and any other award denominated in shares will be cancelled in exchange for an amount equal to the number of shares covered by the award multiplied by the price per share offered for our common stock in the change of control transaction, or, in some cases, the highest fair market value of the common stock during the 30 trading days preceding the change of control date; and

•	any outstanding award not denominated in shares, including any award the payment of which was deferred, will be cancelled in exchange for the full amount of the award;

(3)	the target performance goals applicable to any outstanding awards will be deemed to be fully attained, unless actual performance exceeds the target, in which case actual performance will be used, for the entire performance period then outstanding; and

(4)	the board or the compensation committee may otherwise adjust or settle outstanding awards as it deems appropriate, consistent with the 2015 Plan’s purposes.

Any amounts described under (2) above will be paid in cash, publicly traded securities of the new employer or a combination of cash and securities as soon as reasonably practicable, but in no event later than 10 business days, following the change of control.

Changes in Capital

In the event of a change in our capital structure, such as a stock dividend, stock split or recapitalization, or a corporate transaction, such as a merger, consolidation, reorganization or spin-off, the compensation committee or the board will make substitutions or adjustments that it deems appropriate and equitable to: (a) the aggregate number, class and kind of shares or other securities reserved for issuance and delivery under the 2015 Plan, (b) the number, class and kind of shares or other securities subject to outstanding awards; (c) the option exercise price, grant price or other price of securities subject to outstanding options, stock appreciation rights and, to the extent applicable, other awards; and (d) the limits on the number of shares that may be subject to awards granted to a single participant under the 2015 Plan. In the case of a corporate transaction, these adjustments may include, for example, (1) cancellation of outstanding awards in exchange for payments of cash and/or property; (2) substitution of other property (for example, stock of another company) for shares of our common stock subject to outstanding awards; and (3) in connection with a transaction in which a subsidiary, affiliate or division of us is sold or otherwise ceases to be owned by us, arranging for the assumption of awards, or replacement of awards with new awards based on other property or other securities, by the affected subsidiary, affiliate, or division, or by the entity that controls that subsidiary, affiliate, or division (as well as any corresponding adjustments to awards that remain based upon our securities). The compensation committee will also make appropriate adjustments and modifications in the terms of any outstanding awards to reflect, or related to, any such events, adjustments, substitutions or changes, including modifications of performance goals and changes in the length of performance periods.

Amendment and Termination

The board will have the authority to amend, alter, suspend or terminate the 2015 Plan in whole or in part, in its sole discretion. However, the board will be required to obtain approval of the stockholders, if required by the exemption from the short-swing profit recovery rules of the Securities Exchange Act of 1934, the tax law requirements for “incentive stock options” or any applicable law, regulation or rule, of any amendment of the 2015 Plan that would: (a) increase the maximum number of shares of our common stock that may be sold or awarded under the 2015 Plan, or that may be subject to awards granted to a single participant; (b) decrease the minimum option exercise price or SAR grant price required by the 2015 Plan, except, in the case of (a) or (b), in the event of certain changes in capital of the company (as described above under “Changes in Capital”); (c) change the class of persons eligible to receive awards under the 2015 Plan; (d) change the performance measures applicable to awards intended to qualify as performance-based compensation under section 162(m) of the Internal Revenue Code; (e) extend the duration of the 2015 Plan or the maximum exercise periods of any options or SARs granted under the 2015 Plan; or (f) otherwise require stockholder approval to comply with applicable laws, regulations or rules. The compensation committee may also amend outstanding awards.

However, no amendment, alteration, suspension or termination of the 2015 Plan or amendment of outstanding awards may materially impair the previously accrued rights of a participant under any outstanding award without his or her written consent, except (a) to comply with (1) the exemption from the short-swing profit recovery rules of the Securities Exchange Act of 1934 or (2) the exception for performance-based compensation under section 162(m) of the Internal Revenue Code, or (b) where the board or the compensation committee determines that the amendment or alteration either (1) is required or advisable to comply with laws, regulations, rules or accounting standards or (2) is not reasonably likely to significantly diminish, without adequate compensation, the benefits provided under an award. Additionally, the provisions of the 2015 Plan described above under “Change of Control” may not be amended, terminated or modified on or after the date of a Change of Control to materially impair any participant’s outstanding award without that participant’s prior written consent. The board or the compensation committee will also make adjustments that it deems appropriate to awards under the 2015 Plan in recognition of unusual or nonrecurring events affecting the company or its financial statements or changes in laws, regulations, rules or accounting principles.

The 2015 Plan will prohibit the company from reducing the exercise price or grant price of an outstanding stock option or SAR or replacing an outstanding stock option or SAR with a new option or SAR that has a lower exercise price or grant price, or with any other type of new award under the 2015 Plan, except in connection with a share change, a corporate transaction or as otherwise described under “Changes in Capital” above, without first obtaining stockholder approval.

Duration of 2015 Plan

No awards will be made under the 2015 Plan on or after the earlier of (1) the tenth anniversary of the effective date of the 2015 Plan, or (2) the date on which all shares of common stock reserved under the 2015 Plan have been issued or are no longer available for use under the 2015 Plan.

Forfeiture

The 2015 Plan will authorize the compensation committee to provide for the forfeiture or recoupment of a participant’s awards in certain situations, such as the termination of the participant’s employment for cause, serious misconduct, breach of noncompetition, confidentiality or other restrictive covenants, or other activity detrimental to our business, reputation or interests. If the company is required to prepare an accounting restatement due to the company’s material noncompliance with any financial reporting requirement under the federal securities laws, the company may seek to recover from any current or former executive officer any payment in settlement of an award earned or accrued during the three-year period preceding the accounting restatement. The amount to be recovered will be based on the excess of the amount paid under the award over the amount that would have been paid under the award if the financial statements had been correct.

We intend to file with the SEC a registration statement on Form S-8 covering our shares issuable under the 2015 Plan.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of                     , 2015 regarding the beneficial ownership of our common stock (i) immediately prior to this offering and (ii) as adjusted to give effect to this offering based on the mid-point of the price range set forth on the cover page of this prospectus, by:

•	each person known by us to beneficially own 5% or more of our outstanding common stock;

•	each of our directors and named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options that are currently exercisable or exercisable within 60 days of                     , 2015 are deemed to be outstanding and beneficially owned by the person holding the options. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of beneficial ownership is based on                 shares of common stock outstanding as of             , assuming no exercise of the option to purchase additional shares from us. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Wingstop Inc., 5501 LBJ Freeway, 5th Floor, Dallas, Texas 75240.

	Shares beneficially owned prior to this offering (1)		Number of shares offered	Shares beneficially owned after this offering (1)(2) (no option exercised)		Shares beneficially owned after this offering (1)(2) (full option exercised)
	Number	Percentage		Number	Percentage	Number	Percentage
Principal stockholder:
RC II WS LLC (3)

Other selling stockholders:

Named executive officers and directors:
Charles R. Morrison
Michael F. Mravle
William M. Engen
Neal K. Aronson (3)
Sidney J. Feltenstein (4)
Michael J. Hislop
Lawrence P. Molloy
Erik O. Morris
Steven M. Romaniello

All current executive officers and directors as a group (13 persons)

*	Represents beneficial ownership of less than one percent (1%) of our outstanding common stock.

(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.
(2)	Beneficial ownership does not include any shares that may be purchased in this offering. See “Underwriters.”
(3)	RC II WS LLC directly owns shares of common stock. RC II WS LLC, a Georgia limited liability company, is controlled by Roark Capital Partners II, LP, a Delaware limited partnership. Roark Capital Partners II, LP is controlled by its general partner, Roark Capital GenPar II, LLC, a Delaware limited liability company, which is in turn controlled by its managing member, Neal K. Aronson. Each of Roark Capital Partners II, LP, Roark Capital GenPar II, LLC and Mr. Aronson may be deemed to have voting and dispositive power with respect to the common stock directly owned by RC II WS LLC and therefore be deemed to be the beneficial owner of the common stock held by RC II WS LLC, but each disclaim beneficial ownership of such common stock. The principal business address of each of the entities and persons identified in this paragraph is c/o Roark Capital Management, LLC, 1180 Peachtree Street, Suite 2500, Atlanta, GA, 30309.
(4)	Includes options to purchase 20,000 shares vested or vesting within 60 days of , 2015.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Management Agreement

We are a party to an amended and restated management advisory and consulting services agreement, dated December 15, 2011, or the management agreement, with Roark Capital Management, LLC, or Roark Capital Management, pursuant to which Roark Capital Management provides management consulting services to us and receives specified consideration for such services. The management consulting services generally consist of advice concerning management, finance, marketing, strategic planning and such other services as may be requested from time to time by our board of directors. We paid an aggregate of $0.1 million, $0.5 million and $0.4 million for these management consulting services for the thirteen weeks ended March 28, 2015 and each of the fiscal years 2014 and 2013, respectively. We expect to terminate the management agreement in connection with this offering. Upon termination of the management agreement and the consummation of this offering, Roark Capital Management will receive an aggregate payment from us of $            . The management agreement includes customary exculpation and indemnification provisions in favor of Roark Capital Management.

Shareholder Agreements

We and our principal stockholder, RC II WS, have entered into shareholder agreements with each of the other stockholders of the company prior to our initial public offering, which set forth certain rights and restrictions with respect to the ownership of shares of our common stock.

The shareholder agreements with respect to                  shares of our common stock will not terminate in connection with our initial public offering, and we expect each such shareholder agreement to remain in place following this offering. As a result, the shareholder agreements with respect to such shares of our common stock will continue to set forth certain rights and restrictions with respect to ownership by the pre-IPO stockholders of shares of our common stock, including:

•	drag-along rights in the event RC II WS proposes to sell any of its shares of our common stock, pursuant to which a pre-IPO stockholder may be required to sell all of its shares of our common stock and any rights to acquire shares of our common stock that the pre-IPO stockholder may own on the same terms and conditions as RC II WS proposes to sell any shares of our common stock;

•	tag-along rights in the event RC II WS proposes to sell its shares of our common stock in a transaction that would result in RC II WS and its affiliates owning less than 50% of our common stock, pursuant to which a pre-IPO stockholder may have the right to sell, at the same price and on the same terms as RC II WS, the same proportion of its shares of our common stock (including rights to acquire shares) as is proposed to be sold by RC II WS;

•	restrictions on the transfer of shares of our common stock, which require any pre-IPO stockholder to obtain the prior written consent of the board of directors to effect any transfer of shares of our common stock, other than pursuant to the exercise of the drag along rights or tag along rights and other permitted transfers (such as transfers to certain family members, an estate, certain trusts and other entities wholly owned and controlled by the pre-IPO stockholder or certain family members); and

•	other provisions relating to among other things, non-disparagement.

The signing dates for the shareholder agreements range from as early as December 2012 through December 2014. Each shareholder agreement will terminate on its twentieth anniversary.

The shareholder agreements with respect to                  shares of our common stock will terminate in connection with our initial public offering, except that the rights and restrictions with respect to non-disparagement will continue following the offering. The signing dates for these shareholder agreements range from as early as April 2010 through November 2011.

We and our principal stockholder, RC II WS, have also entered into a shareholder agreement with respect to                  shares of our common stock, which will terminate upon the closing of this offering, except that the following rights and restrictions will continue with respect to such shares following the offering:

•	piggyback registration rights that provide the stockholder the right to register its shares of our common stock if we register any of our common stock (either for our account or the account of a stockholder exercising demand registration rights), subject to limited exceptions; and

•	restrictions related to confidential information.

In accordance with the terms of each of the shareholder agreements described above, each of the parties to the agreements has agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Morgan Stanley & Co. LLC and Jefferies LLC for a period of 180 days after the date of this prospectus. For additional information, see “Underwriters.”

Board Compensation

Upon completion of this offering, all non-employee members of our board of directors will be compensated as set forth under “Management—Director Compensation.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Registration Rights Agreement

We expect to enter into a registration rights agreement with RC II WS in connection with this offering. See “Description of Capital Stock—Registration Rights” for more information.

Policies and Procedures With Respect to Related Party Transactions

In accordance with our Policy on Related Party Transactions that we intend to adopt upon the closing of this offering, our Audit Committee is responsible for reviewing and approving related party transactions. In addition, our Code of Business Conduct and Ethics will require that all of our employees and directors inform the General Counsel of any material transaction or relationship that comes to their attention that could reasonably be expected to create a conflict of interest. Further, at least annually, each director and executive officer will complete a detailed questionnaire that asks questions about any business relationship that may give rise to a conflict of interest and all transactions in which we are involved and in which the executive officer, a director or a related person has a direct or indirect material interest.

DESCRIPTION OF CAPITAL STOCK

The following description summarizes important terms of our capital stock. For a complete description, you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, forms of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Delaware General Corporation Law. References to our certificate of incorporation and bylaws are to our amended and restated certificate of incorporation and our amended and restated bylaws, respectively, each of which will become effective upon completion of this offering.

Common Stock

General. As of                     , 2015, there were             shares of our common stock outstanding, par value $0.01 per share, and approximately             stockholders of record. After this offering, our certificate of incorporation will authorize the issuance of             shares of our common stock, and there will be             shares of our common stock outstanding.

Voting rights. Except as required by law or matters relating solely to the terms of preferred stock, the holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and will not have cumulative voting rights. Unless otherwise required by law, matters submitted to a vote of our stockholders will require the approval of a majority of votes cast by stockholders represented in person or by proxy and entitled to vote on such matter, except that directors will be elected by a plurality of votes cast. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors will be able to elect all of the directors standing for election, if they so choose.

Dividend rights. Holders of common stock will be entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any then outstanding preferred stock. Our ability to pay dividends is limited by covenants in our credit facilities. See “Dividend Policy.”

Other matters. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to any other distribution rights granted to holders of any outstanding preferred stock. Holders of common stock will have no preemptive or conversion rights or other subscription rights, and no redemption or sinking fund provisions will be applicable to our common stock. All outstanding shares of common stock are, and the shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Our certificate of incorporation will permit our board of directors, without further action of stockholders, to issue up to                 shares of preferred stock from time to time in one or more classes or series. The board also may fix the relative rights and preferences of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any class or series or the designation of the class or series. Terms selected by our board of directors in the future could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock without any further vote or action by the stockholders. As a result, the rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future, which could have the effect of decreasing the market price of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Registration Rights

We expect to enter into a registration rights agreement with RC II WS in connection with this offering. The terms of the registration rights agreement will include provisions for demand registration rights and piggyback registration rights in favor of RC II WS. Subject to the terms of the registration rights agreement, RC II WS, the holder of                 shares of our common stock, will have the right to require that we register its shares under the Securities Act for sale to the public. So long as we do not have an effective shelf registration statement with respect to our common stock, RC II WS may request registration (a “demand registration”) of all or a portion of its common stock (“registrable securities”). We shall not be obligated to effectuate more than three demand registrations in any 12-month period. The registration rights agreement will provide that subject to certain limitations, at any time that we are eligible to use Form S-3, we will upon request of RC II WS file a shelf registration statement covering all registrable securities and, if such shelf registration statement is not automatically effective, use reasonable best efforts to cause the shelf registration statement to be declared effective. Once the shelf registration statement is effective, we are required to use reasonable best efforts to keep the shelf registration statement continuously effective and usable for resale of registrable securities. In addition, if at any time we propose or are required to register any shares of our common stock under the Securities Act (other than a demand registration or pursuant to an employee benefit) (a “piggyback registration”), we will be required to notify RC II WS of its right to participate in such registration. We will use commercially reasonable efforts to cause registrable securities held by RC II WS requested to be included in the registration to be so included. These piggyback registration rights are subject to certain exceptions set forth in the registration rights agreement. The registration rights agreement will also provide that, subject to limitations described below, any holder with registrable securities registered pursuant to a shelf registration may effect an underwritten offering of its registrable securities after delivery of advance notice to us. Any underwritten offering must reasonably be expected to result in at least $10 million in gross proceeds.

In connection with an underwritten offering, we may have to agree to not effect any public sale or distribution of equity securities (1) during the 90-day period (subject to a 17-day extension) following the effective date of any underwritten demand registration or (2) during the period ending 90 days (subject to a 17-day extension) after commencement of such underwritten shelf offering, unless the managing underwriters agree to a shorter period. Under the registration rights agreement, we will agree, subject to certain limitations, to indemnify RC II WS its officers, directors, managers and partners, and each person controlling such holder against all losses, claims, actions, damages, liabilities and expenses in certain circumstances and to pay any expenses reasonably incurred in connection investigating, preparing or defending these, except insofar as the same are caused by or contained in any information furnished in writing to us by such holder expressly for use therein.

In addition, a shareholder agreement with respect to                  shares of our common stock includes piggy back registration rights giving such stockholder the right to register its shares of our common stock if we register any of our common stock, subject to limited exceptions. See “Certain Relationships and Related Party Transactions—Shareholders Agreements.”

We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these demand and piggyback registration rights. The registration rights agreement will not provide for the payment of any consideration by us to RC II WS if a registration statement for the resale of shares of common stock held by RC II WS is not declared effective or if the effectiveness is not maintained.                 shares of our common stock will be entitled to these registration rights following completion of this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock. However, the underwriting agreement and lock-up agreements prohibit us from a filing any registration statement for the resale of shares of common stock held by RC II WS for a period of 180 days after the date of this prospectus without the prior consent of the representatives. Shares registered with the SEC pursuant to these registrations rights will be eligible for sale in the public markets, subject to the lock-up agreements described in “Underwriters.” See “Shares Eligible for Future Sale—Registration Rights Agreement.”

Anti-takeover Effects of Provisions of our Certificate of Incorporation and Bylaws and Delaware Law

The provisions of the General Corporation Law of the State of Delaware, or DGCL, and our certificate of incorporation and bylaws could have the effect of discouraging others from attempting an unsolicited offer to acquire our company. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Election and removal of directors. Our board of directors will be divided into three classes, Class I, Class II and Class III. The initial terms of Class I directors will expire at the first annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation. The initial terms of Class II directors will expire at the second annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation. The initial terms of Class III directors will expire at the third annual meeting of our stockholders following the filing of our amended and restated certificate of incorporation. Following their initial terms, each class of directors will be elected for a three-year term. Our directors may be removed only by the affirmative vote of at least 66 2⁄3% of our then outstanding common stock and only for cause. For more information on the terms of our directors, see the section entitled “Management—Board of Directors.” This system of electing and removing directors generally makes it more difficult for stockholders to replace a majority of our directors.

Authorized but unissued shares. The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder action; advance notification of stockholder nominations and proposals. Our certificate of incorporation and bylaws require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Our certificate of incorporation also requires that special meetings of stockholders be called only by a majority of our board of directors. In addition, our bylaws provide that candidates for director may be nominated and other business brought before an annual meeting only by the board of directors or by a stockholder who gives written notice to us no later than 90 days prior to nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders. These provisions may have the effect of deterring unsolicited offers to acquire our company or delaying changes in control of our management, which could depress the market price of our common stock.

Stockholder action by written consent. The DGCL provides that, unless otherwise stated in a corporation’s certificate of incorporation, the stockholders may act by written consent without a meeting. Our amended and restated certificate of incorporation provides that after the investments funds associated with Roark collectively own less than 50% of our outstanding common stock, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of the stockholders may only be taken at an annual or special meeting before which it is properly brought, and not by written consent without a meeting. As a result, Roark will be able to act by written consent so long as it beneficially owns at least 50% of our outstanding common stock.

Special meeting of stockholders and advance notice requirements for stockholder proposals. Our amended and restated certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called only upon the request of a majority of our board of directors or, at the request of RC II WS so long as RC II WS (or its affiliates) owns at least 10% of the voting power of all outstanding shares of our common stock.

In addition, our amended and restated bylaws require advance notice procedures for stockholder proposals to be brought before an annual meeting of the stockholders, including the nomination of directors. Stockholders at an annual meeting may only consider the proposals specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered a timely written notice in proper form to our secretary, of the stockholder’s intention to bring such business before the meeting.

These provisions could have the effect of delaying until the next stockholder meeting any stockholder actions, even if they are favored by the holders of a majority of our outstanding voting securities.

Amendment to certificate of incorporation and bylaws. The DGCL provides generally that the affirmative vote of a majority of the outstanding stock entitled to vote on amendments to a corporation’s certificate of incorporation or bylaws is required to approve such amendment, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or, in addition to any other vote otherwise required by law, the approval by holders of at least 66 2⁄3% of the voting power of all of the then outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class. Additionally, the approval by holders of at least 66 2⁄3% of the voting power of all of the then outstanding shares of the capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend or repeal or to adopt any provision inconsistent with the “Classified Board of Directors,” “Action by Written Consent,” “Special Meetings of Stockholders,” “Amendments to Certificate of Incorporation and Bylaws” and “Business Combinations” provisions described in our amended and restated certificate of incorporation. These provisions may have the effect of deferring, delaying or discouraging the removal of any anti-takeover defenses provided for in our amended and restated certificate of incorporation and our amended and restated bylaws.

No cumulative voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation will expressly prohibit cumulative voting.

Corporate opportunity. Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may from time to time be presented to Roark or any of its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than us and our subsidiaries) and that may be a business opportunity for Roark, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to us for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to us unless, in the case of any such person who is our director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as our director or officer. None of Roark, any of the investment funds associated with Roark or any of their respective representatives has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us or any of our subsidiaries.

Exclusive jurisdiction of certain actions. Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law that derivative actions brought in the name of the company, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits the company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Business combinations. We have opted out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least % of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Our amended and restated certificate of incorporation provides that RC II WS, any affiliated investment entity, and any of their respective direct or indirect transferees of at least     % of our outstanding common stock and any group as to which such persons are party to, do not constitute “interested stockholders” for purposes of this provision.

Limitation of Liability and Indemnification

Our amended and restated bylaws will limit the liability of our directors to the fullest extent permitted by applicable law and provides that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. We expect to increase our directors’ and officers’ liability insurance coverage prior to the completion of this offering.

Listing

We intend to apply to have our common stock listed on Nasdaq under the symbol “WING.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

Upon completion of this offering, we will have                 shares of common stock outstanding. Of these shares of common stock, the             shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining                 shares of common stock held by our existing stockholders upon completion of this offering will be “restricted securities,” as that term is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 and Rule 701 under the Securities Act, which rules are summarized below; provided that,                 shares will continue to be subject to the transfer restrictions set forth in the shareholders agreements as described below. These remaining shares of common stock held by our existing stockholders upon completion of this offering will be available for sale in the public market only after the termination of the applicable shareholder agreement described in “Certain Relationships and Related Party Transactions—Shareholder Agreement” and after the expiration of the lock-up agreements described in “Underwriters,” and then only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, as described below.

Rule 144

In general, under Rule 144 as currently in effect, persons who are not one of our affiliates and are not subject to a shareholder agreement at any time during the three months preceding a sale may sell shares of our common stock beneficially held upon the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (ii) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale and is not subject to a shareholder agreement would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering, based on the number of shares of our common stock outstanding as of ; or

•	the average weekly trading volume of our common stock on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general and subject to the expiration of the lock-up restrictions and to the transfer restrictions contained in the shareholder agreements, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made under Rule 144 without compliance with the holding periods of Rule 144 and subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Stock Plans

We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our existing option plan and the new equity incentive plan we intend to adopt in connection with this offering. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, each of our officers and directors and the selling stockholders have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Morgan Stanley & Co. LLC and Jefferies LLC for a period of 180 days after the date of this prospectus. For additional information, see “Underwriters.”

Registration Rights Agreement

Prior to the consummation of this offering, we will enter into a registration rights agreement with RC II WS. The terms of the registration rights agreement will include provisions for demand registration rights and piggyback registration rights in favor of RC II WS. Subject to the terms of the registration rights agreement, RC II WS will have the right to require that we register its shares under the Securities Act for sale to the public. Immediately following consummation of this offering,                 shares of our common stock will be entitled to these registration rights, assuming no exercise of the underwriters’ option to purchase additional shares of common stock. Shares registered with the SEC pursuant to these registration rights will be eligible for sale in the public markets upon effectiveness of the registration statement covering those shares. However, the underwriting agreement and lock-up agreements prohibit us from a filing any registration statement for the resale of shares of common stock held by RC II WS for a period of 180 days after the date of this prospectus without the prior consent of the representatives. By exercising its registration rights and causing a large number of shares to be registered and sold in the public market, RC II WS could cause the price of the common stock to fall. In addition, any demand to include these shares in our registration statements could have a material adverse effect on our ability to raise needed capital. See “Description of Capital Stock—Registration Rights.” In addition, following the offering, pursuant to one of our shareholder agreements,                 shares of our common stock will continue to be subject to piggyback registration rights that provide the stockholder the right to register its shares of our common stock if we register any of our common stock (either for our account or the account of a stockholder exercising demand registration rights), subject to limited exceptions.

Shareholder Agreements

We and our principal stockholder, RC II WS, have entered into shareholder agreements with each of the other stockholders of the company prior to our initial public offering, which set forth certain rights and restrictions with respect to the ownership of shares of our common stock, including limitations on transfer. The shareholder agreements with respect to                 shares of our common stock will not terminate in connection with our initial public offering, and we expect each such shareholder agreement to remain in place until such time as RC II WS, or its successor or assignee holds less than 50% of the shares of our common stock or otherwise terminates in accordance with its terms. As a result, each such shareholder agreement will continue to set forth certain rights and restrictions with respect to ownership by such pre-IPO stockholders. See “Certain Relationships and Related Party Transactions—Shareholder Agreements.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

Overview

The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a “non-U.S. holder” means a beneficial owner of our common stock that is not a “U.S. person” or a partnership for U.S. federal income tax purposes. A U.S. person is any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law, possibly with retroactive application, will not alter significantly the tax consequences described in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to the statements and conclusions set forth in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not address federal taxes other than the U.S. federal income tax, or address state, local or non-U.S. tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including (without limitation):

•	U.S. expatriates or former citizens or long-term residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies; and

•	pass-through entities (or investors in such entities) that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax laws or under the laws of any other taxing jurisdiction.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying any dividends to holders of our common stock in the foreseeable future. If we make a distribution of cash or property (other than certain distributions of our common stock) with respect to our common stock (or complete a redemption that is treated as a distribution with respect to our common stock), such distribution will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) of the gross amount of the dividends. However, dividends that are effectively connected with the conduct of a trade or business by you within the United States and, in cases in which certain tax treaties require, are attributable to a U.S. permanent establishment maintained by you, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements including delivery of a properly executed IRS Form W-8ECI must be satisfied for effectively connected income to be exempt from U.S. federal withholding tax. Any such effectively connected dividends received by a foreign corporation may also be subject to a “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding applicable tax treaties that may provide for different rules.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other taxable disposition of such share of common stock that is taxed to you as described below under the heading “Gain on disposition of common stock.” Your adjusted tax basis in a share of our common stock is generally the purchase price of such share, reduced by the amount of any such tax-free returns of capital.

If you wish to claim the benefit of an applicable income tax treaty to avoid or reduce withholding of U.S. federal income tax on dividends, then you must (i) provide the withholding agent with a properly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form) and certify under penalties of perjury that you are not a U.S. person and are eligible for treaty benefits, or (ii) if you hold our common stock through certain foreign intermediaries (including partnerships), satisfy the relevant certification requirements of applicable U.S. Treasury regulations by providing appropriate documentation to the intermediaries (which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS. You should consult your tax advisor regarding your entitlement to benefits under any applicable income tax treaty.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock (other than a redemption that is treated as a distribution for U.S. federal income tax purposes and taxed as described above), unless:

•	the gain is effectively connected with a trade or business you conduct in the United States, and, in cases in which certain tax treaties require, is attributable to a U.S. permanent establishment maintained by you;

•	if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a “tax home” (as defined in the Code) in the United States; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period ending on the date of the sale or other taxable disposition of our common stock and (ii) your holding period for our common stock.

If you are a non-U.S. holder described in the first bullet point above, you generally will be subject to tax on the net gain derived from the disposition under regular graduated U.S. federal income tax rates. If you are a foreign corporation described in the first bullet point above, you may also be subject to a branch profits tax equal to 30% of your effectively connected earnings and profits or such lower rate as may be specified by an applicable income tax treaty. If you are an individual described in the second bullet point above, you will generally be subject to a flat 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the disposition, which may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States) but may not be offset by any capital loss carryovers.

With respect to the third bullet point above, we believe that we are not currently, and we do not anticipate becoming, a United States real property holding corporation. However, because the determination of whether we are a U.S. real property holding corporation depends on the fair market value of our United States real property interests relative to the fair market value of our global real property interests and other business assets, there can be no assurance that we are not a United States property holding corporation and will not become one in the future. In the event we do become a United States real property holding corporation, as long as our common stock is regularly traded on an established securities market, gain on a sale or disposition of our common stock will generally be subject to taxation pursuant to the third bullet point above only if you actually or constructively held more than 5% of our common stock at any time during the shorter of (i) the five-year period ending on the date of the sale or disposition of our common stock or (ii) your holding period for our common stock. If gain on the sale or other taxable disposition of our common stock were subject to taxation under the third bullet point above, you would be subject to regular U.S. federal income tax with respect to such gain in generally the same manner as a U.S. person.

You should consult your tax advisor regarding potentially applicable income tax treaties that provide for different rules.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding (currently at a rate of 28%) with respect to dividends paid on, and the proceeds from the disposition of, shares of our common stock, unless, generally, you certify to the withholding agent under penalties of perjury (usually on IRS Form W-8BEN or W-8BEN-E) that you are not a U.S. person or you otherwise establish an exemption.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which you reside (or are established).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Additional Withholding Tax

Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”) generally will impose a 30% withholding tax on dividends paid on our common stock and, beginning after December 31, 2016, gross proceeds from the sale or other disposition of our common stock, in each case if the common stock is held by or through:

•	certain foreign financial institutions (including investment funds), unless the institution otherwise qualifies for an exemption or enters into an agreement with the U.S. Treasury (i) to collect and report, on an annual basis, information with respect to accounts in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons, and (ii) to withhold 30% on certain payments; or

•	a non-financial non-U.S. entity, unless the entity (i) either certifies to the applicable withholding agent or the IRS that the entity does not have any “substantial United States owners” or provides certain information regarding the entity’s “substantial United States owners” or (ii) otherwise establishes an exemption from such withholding tax.

The rules described above may be modified by an intergovernmental agreement entered into between the United States and an applicable foreign country, or by future Treasury regulations or other guidance. Non-U.S. holders are encouraged to consult their tax advisors regarding the possible implications of these rules on their investment in our common stock.

POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Jefferies LLC and Robert W. Baird & Co. Incorporated are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of shares
Morgan Stanley & Co. LLC
Jefferies LLC
Robert W. Baird & Co. Incorporated
Goldman, Sachs & Co.
Barclays Capital Inc.
Wells Fargo Securities, LLC

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 shares of common stock.

Total
	Per share	No exercise	Full exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by:
Us	$	$	$
The selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to selling stockholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $                . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with the Financial Industry Regulatory Authority up to $                .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We intend to apply for listing of our common stock on Nasdaq under the trading symbol “WING.”

We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Jefferies LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities exchangeable or exercisable for or convertible into common stock, or to acquire other securities or rights ultimately exchangeable or exercisable for, or convertible into, common stock (“related securities”);

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares of common stock; or

•	with respect to us, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and Jefferies LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph to do not apply to:

•	the sale of shares to the underwriters;

•	transactions relating to shares of common stock or related securities acquired in open market transactions after the completion of the offering of the shares;

•	dispositions, transfer or distribution of shares of common stock or related securities to controlled affiliates, limited or general partners, members, stockholders or other of our equity holders;

•	transfers of shares as bona fide gifts or to a trust;

•	transfers by will or intestacy or by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement;

•	transfers to us, as permitted or required under any benefit plans, any agreement pursuant to which such shares of common stock were issued or our certificate of incorporation or bylaws in connection with the repurchase or forfeiture of shares of common stock or related securities;

•	the exercise of options, stock appreciation rights or warrants;

•	transfers to us pursuant to a net exercise or cashless exercise;

•	transfers, sales, tenders or other dispositions of common stock to a bona fide third party pursuant to a tender offer for our securities or any merger, consolidation or other business combination involving a transfer to a person or group of affiliated persons if, after such transfer, such person or group of affiliated persons would holder more than 50% of our outstanding voting securities that has been approved by our board of directors; or

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer, sale or any other disposition of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) no public announcement is made regarding the establishment of such plan is made;

provided, that in the case of any transfer or distribution pursuant to the third, fourth and fifth bullets above, it will be a condition of transfer or distribution, as the case may be, that each transferee and distribute shall enter into a written agreement accepting the restrictions set forth in the preceding paragraph as if it were a selling stockholder; provided, further, that in the case of any transfer or distribution pursuant to the second, third, fourth and sixth bullets above, no filing under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the restricted period). In the case of the seventh and eighth bullets above, any shares of common stock received upon such exercise, vesting, conversion, exchange or settlement shall be subject to all of the restrictions set forth in the lock-up agreements. Any filing or announcement by us or a holder relating to a transfer or distribution under the fifth, seventh, eighth and ninth bullets above shall briefly note the applicable circumstances that cause such clause to apply and explain that the filing or announcement relates solely to transfers or distributions falling within the category described in the relevant clause.

Morgan Stanley & Co. LLC and Jefferies LLC, in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging. financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, an affiliate of Wells Fargo Securities, LLC is the administrative agent and issuing lender under the amended and restated senior secured credit facility.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved              percent of the shares of common stock to be issued by us and offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons. If purchased by these persons, these shares will be subject to a 180-day lock-up restriction. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our shares may not be circulated or distributed, nor may our shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not transferred within six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (SIX) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

LEGAL MATTERS

King & Spalding LLP, Atlanta, Georgia, will pass upon the validity of the common stock offered hereby on our behalf. King & Spalding LLP represents entities affiliated with Roark in connection with certain legal matters. The underwriters are represented by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements of Wing Stop Holding Corporation at December 27, 2014 and December 28, 2013 and for each of the three fiscal years in the period ended December 27, 2014 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CHANGE IN INDEPENDENT ACCOUNTANT

On August 15, 2014, our board of directors determined to dismiss McGladrey LLP and retain Ernst & Young LLP as our independent public accounting firm.

The reports of McGladrey LLP on our consolidated financial statements for each of the two fiscal years prior to its dismissal did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles. We had no disagreements with McGladrey LLP on any matter of accounting principles or practices, consolidated financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused McGladrey LLP to make reference in connection with its opinion to the subject matter of the disagreement during its audits for each of the two fiscal years prior to its dismissal or the subsequent interim period through August 15, 2014. During the two most recent fiscal years preceding McGladrey LLP’s dismissal, and the subsequent interim period through August 15, 2015, there were no ‘‘reportable events’’ as such term is defined in Item 304(a)(1)(v) of Regulation S-K.

During the two years ended December 28, 2013 and the subsequent interim period through August 15, 2014, neither we, nor anyone acting on our behalf, consulted with Ernst & Young LLP on matters that involved the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us by Ernst & Young LLP that Ernst & Young LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue or any other matter that was the subject of a disagreement as that term is used in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K or a reportable event as that term is used in Item 304(a)(1)(v) and the related instructions to Item 304 of Regulation S-K.

We have provided McGladrey LLP with a copy of the foregoing disclosure and have requested that McGladrey LLP furnish us with a letter addressed to the SEC stating whether or not McGladrey LLP agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of the letter from McGladrey LLP is filed as an exhibit to the registration statement of which this prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

Upon completion of this offering, we will become subject to the information and periodic and current reporting requirements of the Exchange Act, and in accordance therewith, will file periodic and current reports, proxy statements and other information with the SEC. Our SEC filings, including our registration statement, will be available to you for free on the SEC’s website at www.sec.gov. To receive copies of public records not posted to the SEC’s web site at prescribed rates, you may complete an online form at http://www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Wing Stop Holding Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Wing Stop Holding Corporation and Subsidiaries as of December 27, 2014 and December 28, 2013, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three fiscal years in the period ended December 27, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wing Stop Holding Corporation and Subsidiaries at December 27, 2014 and December 28, 2013, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 27, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Dallas, Texas

March 27, 2015

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(amounts in thousands, except share and par value data)

	Year ended
	December 27, 2014	December 28, 2013
Assets
Current assets
Cash and cash equivalents	$9,723	$3,173
Accounts receivable, net	2,380	1,764
Prepaid expenses and other current assets	2,848	1,386
Advertising fund assets, restricted	3,170	2,227

Total current assets	18,121	8,550
Property and equipment, net	3,622	4,299
Goodwill	45,128	45,570
Trademarks	32,700	32,700
Customer relationships, net	19,668	21,052
Other non-current assets	997	1,280

Total assets	$120,236	$113,451

Liabilities and stockholders’ equity (deficit)
Current liabilities
Accounts payable	$1,502	$1,005
Other current liabilities	6,895	4,782
Current portion of debt	4,869	3,844
Advertising fund liabilities, restricted	3,170	2,227

Total current liabilities	16,436	11,858
Long-term debt, net of current	88,852	98,656
Deferred revenue, net of current	7,159	5,688
Deferred income tax liabilities, net	15,250	16,205
Other non-current liabilities	1,533	1,306

Total liabilities	129,230	133,713

Commitments and contingencies (see note 12)
Stockholders’ equity (deficit)
Common stock, $0.01 par value; 100,000,000 shares authorized; 47,893,129 and 46,985,875 shares issued and outstanding as of December 27, 2014 and December 28, 2013, respectively	479	470
Additional paid-in-capital	2,309	36
Accumulated deficit	(11,782)	(20,768)

Total stockholders’ equity (deficit)	(8,994)	(20,262)

Total liabilities and stockholders’ equity (deficit)	$120,236	$113,451

See accompanying notes to consolidated financial statements

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

(amounts in thousands, except share data)

	Year ended
	December 27, 2014	December 28, 2013	December 29, 2012
Revenue
Royalty revenue and franchise fees	$38,032	$30,202	$25,057
Company-owned restaurant sales	29,417	28,797	26,534

Total revenue	67,449	58,999	51,591

Costs and expenses
Cost of sales (*)	20,473	22,176	21,262
Selling, general and administrative	26,006	18,913	15,896
Depreciation and amortization	2,904	3,030	2,930
Earn-out obligation	—	—	2,500

Total costs and expenses	49,383	44,119	42,588

Operating income	18,066	14,880	9,003
Interest expense, net	3,684	2,863	2,431
Other (income) expense, net	84	(6)	(8)

Income before income tax expense	14,298	12,023	6,580
Income tax expense	5,312	4,493	3,000

Net income	$8,986	$7,530	$3,580

Earnings per share
Basic	$0.19	$0.16	$0.08
Diluted	$0.19	$0.16	$0.08

Weighted average shares outstanding
Basic	47,423	46,179	45,405
Diluted	48,002	47,015	46,236

Pro forma earnings per share (unaudited):
Basic
Diluted

(*)	exclusive of depreciation and amortization, shown separately

See accompanying notes to consolidated financial statements.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (Deficit)

(amounts in thousands, except share data)

	Common Stock		Additional Paid- In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance at December 31, 2011	45,317,098	$453	$23,156	$—	$23,609
Net income	—	—	—	3,580	3,580
Exercise of stock options	589,115	6	271	—	277
Stock-based compensation expense	—	—	464	—	464
Excess tax benefit of stock-based compensation	—	—	254	—	254
Dividends paid	—	—	(15,810)	(3,471)	(19,281)

Balance at December 29, 2012	45,906,213	459	8,335	109	8,903
Net income	—	—	—	7,530	7,530
Exercise of stock options	1,079,662	11	499	—	510
Stock-based compensation expense	—	—	748	—	748
Excess tax benefit of stock-based compensation	—	—	575	—	575
Dividends paid	—	—	(10,121)	(28,407)	(38,528)

Balance at December 28, 2013	46,985,875	470	36	(20,768)	(20,262)
Net income	—	—	—	8,986	8,986
Exercise of stock options	907,254	9	564	—	573
Stock-based compensation expense	—	—	960	—	960
Excess tax benefit of stock-based compensation	—	—	749	—	749

Balance at December 27, 2014	47,893,129	$479	$2,309	$(11,782)	$(8,994)

See accompanying notes to consolidated financial statements.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(amounts in thousands)

	Year ended
	December 27, 2014	December 28, 2013	December 29, 2012
Operating activities
Net income	$8,986	$7,530	$3,580
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	2,904	3,030	2,930
Excess tax benefit of stock-based compensation	(749)	(575)	(254)
Change in earn-out contingent consideration	—	—	2,500
Deferred income taxes	(1,530)	(917)	(1,119)
Stock-based compensation expense	960	748	464
(Gain)/Loss on disposal of property and equipment	(95)	4	(20)
Amortization of debt issuance costs	185	245	170
Changes in operating assets and liabilities:
Accounts receivable	(616)	(152)	303
Prepaid expenses and other assets	(806)	65	598
Accounts payable and current liabilities	2,681	1,483	(126)
Other current liabilities attributable to earn-out	—	(2,500)	—
Deferred revenue	2,128	1,243	1,446
Other long-term liabilities attributable to deferred rent and lease incentives	322	702	(51)

Cash provided by operating activities	14,370	10,906	10,421

Investing activities
Purchases of property and equipment	(1,510)	(2,146)	(1,617)
Proceeds from sales of assets	1,147	2	170

Cash provided by (used in) investing activities	(363)	(2,144)	(1,447)

Financing activities
Proceeds from exercise of stock options	573	510	277
Borrowings of long term debt	—	33,200	14,250
Principal payments on long-term debt	(8,779)	(2,700)	(2,250)
Payment of deferred financing costs	—	(399)	(152)
Excess tax benefit of stock-based compensation	749	575	254
Earn-out payment from 2010 acquisition	—	(2,500)	—
Dividends paid	—	(38,528)	(19,281)

Cash used in financing activities	(7,457)	(9,842)	(6,902)

Net change in cash and cash equivalents	6,550	(1,080)	2,072
Cash and cash equivalents at beginning of period	3,173	4,253	2,181

Cash and cash equivalents at end of period	$9,723	$3,173	$4,253

Supplemental information:
Cash paid for interest	$3,406	$2,476	$1,686

Cash paid for taxes	$6,158	$4,658	$4,495

See accompanying notes to consolidated financial statements.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Summary of Significant Accounting Policies

Overview

Wing Stop Holding Corporation (“WSHC” or “the Company”) was formed on March 16, 2010 to purchase 100% of the equity interests of Wingstop Holdings, Inc. (“WHI”). WHI owns 100% of the common stock of Wingstop Restaurants Inc. (“WRI”). WSHC, through its primary operating subsidiary, WRI, collectively referred to as the “Company”, is in the business of franchising and operating Wingstop restaurants. As of December 27, 2014, 652 franchised restaurants were in operation domestically. As of December 27, 2014, 41 international franchised restaurants were in operation across five countries. As of December 27, 2014, WRI owned and operated 19 restaurants.

Summary of Significant Accounting Policies

(a)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Wing Stop Holding Corporation and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

(b)	Fiscal Year End

The Company uses a 52/53-week fiscal year that ends on the last Saturday of the calendar year. Fiscal years 2014, 2013 and 2012 each consisted of 52 weeks.

(c)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions, primarily related to long-lived asset valuation, indefinite and finite lived intangible asset valuation, income taxes, leases, stock-based compensation, contingencies and common stock equity valuations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the period. Although management bases its estimates on historical experience and assumptions that are believed to be reasonable under the circumstances, actual results could differ from those estimates.

(d)	Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income is the same as net income for all periods presented. Therefore, a separate statement of comprehensive income (loss) is not included in the accompanying consolidated financial statements.

(e)	Cash and Cash Equivalents

Cash and cash equivalents are comprised of credit card receivables and all highly liquid investments with an initial maturity of three months or less when purchased. Cash and cash equivalents are carried at cost which approximates fair value. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits; however, the Company has not experienced any losses in these accounts. The Company believes it is not exposed to any significant credit risk.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(f)	Derivatives

The Company has entered into derivative financial instruments, specifically interest rate cap agreements, to minimize the variability of our cash flows related to a portion of our floating rate indebtedness. The Company has not applied hedge accounting to these derivative instruments. The derivative financial instruments are recorded at estimated fair value at each balance sheet date and included in other non-current assets on our Consolidated Balance Sheets; and the gains or losses resulting from changes in the fair value of the interest rate cap derivatives are recognized in current earnings as a component of Other (income) expense, net, on the Consolidated Statements of Operations.

(g)	Accounts Receivable

Accounts receivable, net of allowance for doubtful accounts, consists primarily of accrued royalty fee receivables, collected weekly in arrears, and vendor rebates. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables, which are charged off against the existing allowance account when determined to be uncollectible.

(h)	Inventories

Inventories, which consist of food and beverage products, paper goods and supplies, are valued at the lower of cost (first-in, first-out) or market.

(i)	Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Property and equipment is depreciated based on the straight-line method over the following estimated useful lives:

Property and Equipment	Estimated Useful Lives
Leasehold improvements	Lesser of the expected lease term or useful life
Equipment, furniture and fixtures	3 to 7 years

At the time property and equipment are retired, the asset and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in earnings. The Company expenses repair and maintenance costs that maintain the appearance and functionality of the restaurant but do not extend the useful life of any restaurant asset. Improvements to leased properties are depreciated over the shorter of their useful life or the lease term, which includes fixed, non-cancellable lease term plus any reasonably assured renewal periods.

(j)	Impairment or Disposal of Long-Lived Assets

Property and equipment and finite-life intangible assets are reviewed for impairment periodically and whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. The Company’s assessment of recoverability of property and equipment and finite-lived intangible assets is performed at the component level, which is generally an individual restaurant and requires judgment and estimate of future restaurant generated cash flows. The Company’s estimates of fair values are based on the best information available and require the use of estimates, judgments, and projections. The actual results may vary significantly from the estimates.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(k)	Goodwill and Indefinite-Lived Intangible Assets

The Company’s indefinite-lived intangible assets consist of goodwill and trademarks, which are not subject to amortization. On an annual basis (October 1st of the fiscal year) and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, the Company reviews the recoverability of goodwill and indefinite-lived intangible assets.

The impairment test for goodwill involves comparing the fair value of the reporting units to their carrying amounts. We estimate fair value based on a combination of a guideline public companies market approach and discounted cash flow techniques using a risk adjusted discount rate that is commensurate with the risk inherent in our current business model. If the carrying amount of a reporting unit exceeds its fair value, a second step is required to measure a goodwill impairment loss, if any. This step requires an estimation of fair value of all assets and liabilities of the reporting unit and then compares the implied fair value of the reporting unit’s goodwill to the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. No indications of impairment were identified during fiscal years 2014, 2013 or 2012.

The impairment test for trademarks involves comparing fair value of the trade name, as determined through a discounted cash flow approach, to its carrying value.

Impairment indicators that may necessitate goodwill impairment testing in between the Company’s annual impairment tests include, but are not limited to, the following:

•	A significant adverse change in legal factors or in the business climate;

•	An adverse action or assessment by a regulator;

•	Unanticipated competition;

•	A loss of key personnel;

•	A more-likely-than-not expectation that a reporting unit or a significant portion of a reporting unit will be sold or otherwise disposed of; and

•	The testing for recoverability of a significant asset group within a reporting unit.

Impairment indicators that may necessitate indefinite-lived intangible asset impairment testing in between the Company’s annual impairment tests are consistent with those of its long-lived assets.

Sales declines at Wingstop restaurants, commodity or labor costs, deterioration in overall economic conditions and challenges in the restaurant industry may result in future impairment charges. It is possible that changes in circumstances or changes in management’s judgments, assumptions and estimates could result in an impairment charge of a portion or all of its goodwill or other intangible assets.

(l)	Revenue Recognition

Revenue consists of sales from franchise and development fees, international territory fees, franchise royalties and company-owned stores. Franchise fees are recognized as revenue when all material services or conditions relating to the store have been substantially performed or satisfied by WRI, which is typically when a franchised store begins operations. Development fees for the right to develop a store are recognized as revenue when all material services or conditions relating to the sale have been substantially performed, which is typically when the franchised store begins operations. International territory fees and development fees determined based on the

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

number of stores to open in an area are deferred and recognized as revenue on a pro rata basis at the same time the individual franchise fee is recognized, typically when individual stores are opened. Franchise fee, development fee and international territory fee payments received by WRI before the restaurant opens are recorded as deferred revenue in the Consolidated Balance Sheets.

Continuing royalties, which are a percentage of net sales of the franchisee, are recognized as revenue when earned. The Company records food and beverage revenue from company-owned stores upon sale to the customer. The Company collects and remits sales, food and beverage, alcoholic beverage and hospitality taxes on transactions with customers and reports such amounts under the net method in its Consolidated Statements of Operations. Accordingly, these taxes are not included in gross revenue.

(m)	Consideration from Vendors

The Company has entered into food and beverage supply agreements with certain major vendors. Pursuant to the terms of these arrangements, rebates are provided to the Company from the vendors based upon the dollar volume of purchases for company-operated restaurants and franchised restaurants. Additionally, the Company receives certain incentives from vendors to sponsor its annual franchisee convention. These incentives are recognized as earned throughout the year and are classified as a reduction in cost of sales with any consideration received in excess of the total expense of the vendor’s products included within Royalty revenue and franchise fees within the Consolidated Statements of Operations. The incentives recognized were approximately $4.7 million, $3.4 million and $2.8 million, during fiscal years 2014, 2013 and 2012, respectively.

(n)	Advertising Expenses

WRI administers the Wingstop Restaurants Advertising Fund, for which WRI collects a percentage, generally 2%, of gross sales from Wingstop restaurant franchisees and WRI-owned restaurants, to be used for various forms of advertising for the Wingstop brand. In some international markets, franchisees manage their own advertising expenditures, which are not included in the advertising fund.

WRI administers and directs the development of all advertising and promotion programs in the advertising fund for which it collects advertising contributions, in accordance with the provisions of its franchise agreements. WRI has a contractual obligation with regard to these advertising contributions. The Company consolidates and reports all assets and liabilities of the advertising fund as restricted assets of the advertising fund and restricted liabilities of the advertising fund within current assets and current liabilities, respectively, in the Consolidated Balance Sheets. The assets and liabilities of the advertising fund consist primarily of cash, receivables, accrued expenses, other liabilities, and any cumulative surplus related specifically to the advertising fund. The revenue, expenses and cash flows of the advertising fund are not included in the Consolidated Statements of Operations or the Consolidated Statements of Cash Flows because the Company does not have complete discretion over the usage of the funds. Rather, under the franchise agreements, contributions to the advertising fund are restricted to advertising, public relations, merchandising, similar activities, and administrative expenses to increase sales and further enhance the public reputation of the Wingstop brand. The aforementioned administrative expenses may also include personnel expenses and allocated costs incurred by the Company which are directly associated with administering the advertising fund, as outlined in the provisions of the franchise agreements.

WRI made discretionary contributions to the advertising fund for the purpose of supplementing national and regional advertising in certain markets of $1.5 million, $1.4 million, and $1.3 million for the fiscal years ended December 27, 2014, December 28, 2013 and December 29, 2012, respectively, which are included in SG&A expenses in the Consolidated Statements of Operations. Additionally, WRI made net contributions to the

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

advertising fund based on its sales as owner and operator of WRI owned restaurants of approximately $588,000, $575,000, and $531,000 for the fiscal years ended December 27, 2014, December 28, 2013 and December 29, 2012, respectively, which are included in Costs of sales in the Consolidated Statements of Operations.

In addition to the contributions to the ad fund, the Company incurred advertising costs, which are expensed as incurred, were $1.6 million, $1.5 million and $1.3 million in fiscal years 2014, 2013 and 2012, respectively.

(o)	Leases

WRI leases restaurants and office space under operating leases. Most lease agreements contain tenant improvement allowances, rent holidays, rent escalation clauses, and/or contingent rent provisions. For purposes of recognizing incentives and minimum rental payments on the straight-line basis over the terms of the leases, WRI uses the date it takes possession of the leased space for construction purposes as the beginning of the term, which is generally two to three months prior to a restaurant’s opening date. For leases with renewal periods at WRI’s option, WRI determines the expected lease period based on whether the renewal of any options are reasonably assured at the inception of the lease. In addition to rental expense, certain leases require WRI to pay a portion of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent.

For tenant improvement allowances, rent escalations, and rent holidays, WRI records a deferred rent liability in its Consolidated Balance Sheets and amortizes the deferred rent in the Consolidated Statements of Operations over the terms of the leases as charges to cost of sales and SG&A for company-owned stores and the corporate office, respectively.

(p)	Stock-Based Compensation

The Company measures stock-based compensation cost at fair value on the date of grant for all share-based awards and recognizes compensation expense over the service period that the awards are expected to vest. The Company has elected to recognize compensation cost for graded-vesting awards subject only to a service condition over the requisite service period of the entire award. For performance awards, the Company recognizes expense in the period in which vesting becomes probable.

(q)	Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences between the financial statement basis and the tax basis of assets and liabilities as well as tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period of the change. The Company files a consolidated federal income tax return including all of its subsidiaries.

Significant judgment is required in evaluating the Company’s uncertain tax positions and determining the Company’s income tax expense. The Company assesses the income tax position and records the liabilities for all years subject to examination based upon management’s evaluation of the facts, circumstances, and information available at the reporting date.

(r)	Net Income Per Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted net income per share, the basic weighted average number of shares is increased by the dilutive effect of stock options and restricted share awards, determined using the treasury stock method. We had approximately 151,000, 104,000 and 114,000 stock options outstanding at December 27, 2014, December 28, 2013, and December 29 2012, respectively, that were not included in the dilutive earnings per share calculation because the effect would have been anti-dilutive.

Basic weighted average shares outstanding is reconciled to diluted weighted average shares outstanding as follows (in thousands):

	Year ended
	December 27, 2014	December 28, 2013	December 29, 2012
Basic weighted average shares outstanding	47,423	46,179	45,405
Dilutive stock options	579	836	831

Diluted weighted average shares outstanding	48,002	47,015	46,236

(s)	Business Segments

The Company identifies its reporting segments based on the organizational units used by management to monitor performance and make operating decisions. These reporting segments are as follows: franchise operations and company restaurant operations.

Franchise segment

The Franchise segment consists of our domestic and international franchise restaurants, which represent the majority of our system-wide restaurants. As of December 27, 2014, the franchise operations segment consisted of 693 restaurants operated by Wingstop franchisees in the United States and five countries outside of the United States. Franchise operations revenue consists primarily of franchise royalty revenue, sales of franchise and development fees and international territory fees. Additionally, vendor rebates received for system-wide volume purchases in excess of the total expense of the vendor’s products are recognized as revenue of franchise operations.

Company segment

The Company segment consists of our company-owned restaurants, which are located only in the United States. As of December 27, 2014, the company segment consisted of 19 Wingstop company-operated restaurants. Company restaurant sales are for food and beverage sales at company-operated restaurants. Company restaurant expenses are operating expenses at company-operated restaurants and include food, beverage, labor, benefits, utilities, rent and other operating costs.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table shows our network of franchised and company-owned restaurants for fiscal years 2014, 2013 and 2012:

	Year ended
	December 27, 2014	December 28, 2013	December 29, 2012
Franchised Restaurant Activity:
Beginning of period	590	523	475
Openings	102	73	57
Refranchised (*)	5	—	1
Closures and relocations	(4)	(6)	(10)

Restaurants at end of period	693	590	523

Company-Owned Restaurant Activity:
Beginning of period	24	23	24
Openings	—	1	—
Refranchised (*)	(5)	—	(1)

Closures and relocations	—	—	—

Restaurants at end of period	19	24	23

Total Restaurants	712	614	546

(*)	Restaurant(s) sold by us to a franchisee.

Certain corporate related items are not allocated to the reportable segments and consist primarily of expenses associated with the Company’s initial public offering and management fees. The Company allocates selling general and administrative expenses based on the relative support provided to each reportable segment.

(t)	Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No 2014-08. The amendments in ASU 2014-08 change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The pronouncement is effective for fiscal years and interim periods within those fiscal years, after December 31, 2015.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This update provides a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. This update is effective for annual and interim periods beginning after December 15, 2016, which will require us to adopt these provisions in the first quarter of fiscal 2018. Early application is not permitted. This update permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect this guidance will have on our consolidated financial statements and related disclosures and have not yet selected a transition method.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In August 2014, the FASB issued ASU No 2014-15. The amendments in ASU 2014-15 are intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. Under GAAP, financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities. Currently, GAAP lacks guidance about management’s responsibility to evaluate whether there is substantial doubt about the organization’s ability to continue as a going concern or to provide related footnote disclosures. This ASU provides guidance to an organization’s management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. The pronouncement is effective for fiscal years and interim periods within those fiscal years, after December 31, 2016. The adoption of this pronouncement is not expected to have a material impact on the Company’s financial statements.

(2)	Fair Value Measurements

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. Assets and liabilities are classified using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 — Unadjusted quoted prices for identical instruments traded in active markets.

Level 2 — Observable market-based inputs or unobservable inputs corroborated by market data.

Level 3 — Unobservable inputs reflecting management’s estimates and assumptions.

The following table shows the Company’s financial assets that are required to be measured at fair value on a recurring basis in our Consolidated Balance Sheets (in thousands):

	Fair Value Hierarchy	December 27, 2014	December 28, 2013
Other non-current assets:
Interest rate caps	Level 2	$38	$—

The fair value of the interest rate caps are estimated using industry standard valuation models and market-based observable inputs, including interest rate curves. In addition, the fair value of the interest rate caps includes consideration of the counterparty’s non-performance risk.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature. Fair value of our debt is determined on a non-recurring basis, which results are summarized as follows (in thousands):

		December 27, 2014		December 28, 2013
	Fair Value Hierarchy	Carrying Value	Fair Value	Carrying Value	Fair Value
Total debt obligations:
Senior Secured Term Loan Facility (1)	Level 3	$93,721	$94,443	$102,500	$102,500

(1)	The fair value of long-term debt was estimated using a discounted cash flow method based on a discount rate, reflecting the applicable credit spread.

The Company estimated the fair value of debt using prevailing market rates for debt of similar remaining maturities and credit risk for our revolving and term loan facilities.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In connection with purchase accounting, the Company made estimates of the fair value of its long-lived and intangible assets based upon assumptions related to the future cash flows, discount rates and asset lives utilizing currently available information, and in some cases, valuation results from independent valuation specialists (Level 3 determination of fair value). The Company also measures certain non-financial assets at fair value on a non-recurring basis, primarily long-lived assets, intangible assets and goodwill, in connection with our periodic evaluations of such assets for potential impairment.

(3)	Divestures

In February 2014, WRI sold five restaurants to an existing franchisee, which had a carrying value of $1.0 million, comprised of $610,000 in net assets and $442,000 in allocated goodwill, for proceeds of $1.1 million, resulting in a gain on disposal of approximately $100,000. In October 2012, WRI sold a restaurant to an existing franchisee, which had a carrying value of $150,000, comprised of $25,000 in net assets and $125,000 in allocated goodwill, for proceeds of $170,000, resulting in a gain on disposal of approximately $20,000. Upon disposal of the assets, any gain or loss is recorded on the Consolidated Statements of Operations in selling, general and administrative.

(4)	Accounts Receivable, net

Accounts receivables, net, consist of the following (in thousands):

	December 27, 2014	December 28, 2013
Vendor rebates receivable	$1,519	$1,013
Royalties receivable	649	566
Other receivables	245	228
Allowance for doubtful accounts	(33)	(43)

Accounts receivable, net	$2,380	$1,764

(5)	Property and Equipment

Property and equipment, net consisted of the following (in thousands):

	December 27, 2014	December 28, 2013
Equipment, furniture and fixtures	$5,764	$5,748
Leasehold improvements	5,117	6,247
Construction in progress	70	23

Property and equipment, gross	10,951	12,018
Less: accumulated deprecation	(7,329)	(7,719)

Property and equipment, net	$3,622	$4,299

Depreciation expense was $1.5 million, $1.6 million and $1.4 million for the fiscal years ended December 27, 2014, December 28, 2013 and December 29, 2012, respectively.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6)	Intangible Assets and Goodwill

The Company’s goodwill and other intangible assets arose from WSHC’s acquisition of the equity interests of WHI in April 2010. Goodwill has been allocated to two reporting units, company-owned restaurants and franchised restaurants and represents the excess of purchase consideration transferred for the respective reporting unit over the fair value of the business at the time of the acquisition. See Note 16 for the allocation of goodwill among the two reporting units.

The following is a summary of goodwill balances and activity (in thousands):

	December 27, 2014	December 28, 2013
Balance, beginning of period	$45,570	$45,570
Divesture of restaurants	(442)	—

Balance, end of period	$45,128	$45,570

Intangible assets, excluding goodwill, consisted of the following (in thousands):

	December 27, 2014	December 28, 2013	Weighted Average Amortization Period (in years)
Intangible assets:
Trademarks	$32,700	$32,700

Indefinite-lived assets	32,700	32,700
Customer relationships	26,300	26,300	20.0
Proprietary software (1)	115	115	5.0
Noncompete agreements (1)	250	250	2.8
Less: accumulated amortization	(6,990)	(5,583)

Definite-lived assets	19,675	21,082	19.8

Intangible assets, net	$52,375	$53,782

(1)	Included within Other non-current assets net of associated accumulated amortization within the Consolidated Balance Sheets.

Amortization expense for definite-lived intangibles was $1.4 million for the fiscal years ended December 27, 2014 and December 28, 2013 and $1.7 million for the fiscal year ended December 29, 2012. Estimated amortization expense, principally related to customer relationships, for the five succeeding years and the aggregate thereafter is (in thousands):

Fiscal year 2015	$1,378
Fiscal year 2016	1,359
Fiscal year 2017	1,347
Fiscal year 2018	1,335
Fiscal year 2019	1,322
Thereafter	12,934

Total	$19,675

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7)	Prepaid Expenses and Other Current Assets and Other Current Liabilities

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 27, 2014	December 28, 2013
Prepaid expenses	$1,170	$360
Deferred income tax asset	1,408	833
Inventories	176	193
Other	94	—

Total	$2,848	$1,386

Other current liabilities consisted of the following (in thousands):

	December 27, 2014	December 28, 2013
Accrued payroll and bonuses	$1,814	$1,395
Current portion of deferred revenue	1,759	1,102
Accrued legal and other professional fees	1,655	120
Accrued interest	749	741
Other accrued liabilities	918	1,424

Total	$6,895	$4,782

(8)	Derivative Financial Instruments

At December 27, 2014, the Company had outstanding floating rate debt obligations of $93.7 million. In March 2012, the Company entered into interest rate cap agreements for an aggregate notional amount of $25.5 million to minimize the variability of its cash flows related to a portion of its floating rate indebtedness. The interest rate cap agreement caps LIBOR at 1.5% from March 2012 through December 2014 with respect to the $25.5 million notional amount of such agreements. In March 2014, the Company entered into an additional interest rate cap agreement for an additional notional amount of $24.4 million to minimize the variability of its cash flows related to a portion of its floating rate indebtedness. The interest rate cap agreement caps LIBOR at 2.50% from March 2014 through December 2016 with respect to the $24.4 million notional amount of such agreements. On December 31, 2014 the notional amount is scheduled to increase by $24.3 million.

Gains and losses realized due to the expiration of applicable portions of the interest rate caps are reclassified to Other (income) expense at the time quarterly interest payments are made.

(9)	Earn-out Liability

In accordance with the terms of the acquisition agreement related to WSHC’s acquisition of the equity interests of Wingstop Holdings, Inc. on April 9, 2010, an earn-out payment, with a minimum payout of $0 and maximum payout of $5.0 million, which was contingent upon specific revenue benchmarks, was recorded at an acquisition date fair value of $2.5 million on the Company’s balance sheet. During the year ended December 29, 2012, the Company achieved the benchmarks specified in the acquisition agreement to trigger a required earn-out payment of $5.0 million. Accordingly, an additional liability and expense was included in the Consolidated Statements of Operations and Consolidated Balance Sheets, respectively, at December 29, 2012 and for the fiscal year then ended. During fiscal year 2013, the Company made the full $5.0 million payment due under the terms of the earn-out, and there are no further obligations related to the earn-out remaining under the acquisition agreement.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10)	Income Taxes

Income tax expense for the fiscal years 2014, 2013 and 2012 consists of the following (in thousands):

	Year ended
	December 27, 2014	December 28, 2013	December 29, 2012
Current expense
Federal	$6,068	$4,936	$3,745
State	606	424	337
Foreign	168	50	37
Deferred expense (benefit)
Federal	(1,430)	(860)	(1,051)
State	(100)	(57)	(68)

	$5,312	$4,493	$3,000

A reconciliation of income tax at the United States federal statutory tax rate (using a statutory tax rate of 34% and 35% as appropriate) to income tax expense for fiscal years 2014, 2013 and 2012 in dollars is as follows (in thousands):

	Year ended
	December 27, 2014	December 28, 2013	December 29, 2012
Expected income tax expense at statutory rate	$4,943	$4,088	$2,237
Permanent differences	53	55	635
State tax expense, net of federal benefit	15	(62)	(35)
Foreign tax expense	168	50	37
Foreign tax credits	(168)	(50)	(37)
Increase in unrecognized tax benefit	28	33	28
Valuation allowance	306	299	198
Other	(33)	80	(63)

Income tax expense	$5,312	$4,493	$3,000

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The components of deferred tax assets (liabilities) are as follows (in thousands):

	December 27, 2014	December 28, 2013
Deferred tax assets:
Inventories	$9	$9
Deferred revenue	3,252	2,476
Accounts receivable	40	48
Gift card liability	30	21
Property and equipment	241	295
Equity compensation	703	583
Deferred rent	277	155
Advertising fund	499	198
Employee benefits	46	44
Intangible assets	781	984
Other	51	60
NOL/credits	734	443
Valuation allowance	(799)	(493)

	5,864	4,823
Deferred tax liabilities:
Intangible assets	(19,706)	(20,195)

	$(13,842)	$(15,372)

The current and non-current components of net deferred tax assets (liabilities) are as follows (in thousands):

	December 27, 2014	December 28, 2013
Deferred tax assets:
Current	$1,408	$833
Non-current	4,456	3,990

Net deferred tax asset	5,864	4,823

Deferred tax liabilities:
Current	—	—
Non-current	(19,706)	(20,195)

Net deferred tax liability	(19,706)	(20,195)

Net deferred tax asset/(liability)	$(13,842)	$(15,372)

The Company had a state net operating loss carry-forward of $23.3 million and $13.8 million at December 27, 2014 and December 28, 2013, respectively. The state net operating loss carry forwards begin to expire in 2030.

As of December 27, 2014, the Company had a valuation allowance of $0.8 million against its deferred tax assets. In assessing whether a deferred tax asset will be realized, the Company considers whether it is more likely than not that some portion, or all of the deferred tax assets will not be realized. The Company considers the reversal of existing taxable temporary differences, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not we will realize a portion of the benefits of the federal and state deductible differences with the exception of $65,000 and $734,000, respectively.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

We have not recognized a deferred tax asset for excess tax benefits of $4.5 million that arose directly from tax deductions related to equity compensation greater than amounts recognized for financial reporting. These excess stock compensation benefits will be credited to additional paid-in capital if realized. We use the “with-and-without” method for purposes of determining when excess tax benefits have been realized. In fiscal years 2014, 2013 and 2012, we recognized excess stock compensation benefits of $749,000, $575,000 and $254,000, respectively, which was recorded as additional paid-in capital and offset a portion of our current tax liability.

The Company files income tax returns, which are periodically audited by various federal and state jurisdictions. The Company was not subject to federal or state tax examinations prior to 2009. In fiscal 2013 the Internal Revenue Service (“IRS”) commenced an examination of the Company’s U.S. income tax returns for fiscal 2010 and 2011, As of December 27, 2014, the audit has been closed and the examination resulted in changes for which the Company has settled.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance as of December 31, 2011	$613
Additions for tax positions of prior years	—
Expiration of statute of limitations	(580)
Additions for tax positions of current year	28
Subtractions for tax positions of current year	—

Balance as of December 29, 2012	61
Additions for tax positions of prior years	—
Subtractions for tax positions of prior years	—
Additions for tax positions of current year	33
Subtractions for tax positions of current year	—

Balance as of December 28, 2013	94
Additions for tax positions of prior years	—
Subtractions for tax positions of prior years	—
Additions for tax positions of current year	35
Subtractions for tax positions of current year	—

Balance as of December 27, 2014	$129

The Company currently anticipates that none of the $129,000 of unrecognized tax benefits will be recognized as of December 27, 2014.

As of December 27, 2014 and December 28, 2013, the accrued interest and penalties on the unrecognized tax benefits were $43,000 and $35,000, respectively, excluding any related income tax benefits. The Company recorded accrued interest related to the unrecognized tax benefits and penalties as a component of the provision for income taxes recognized in the Consolidated Statement of Operations.

(11)	Debt Obligations

In December 2012, the Company entered into an amendment to its senior secured credit facility, bringing the total facility to $77.0 million. In connection with the amended facility, the principle balance of the term loan was increased to $72.0 million. The Company used a portion of the proceeds from the amendment and cash on hand to pay a dividend of $19.3 million. The term loan interest was payable quarterly at the base rate plus a margin, or LIBOR plus a margin, as defined in the credit agreement (3.61% at December 29, 2012).

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

In December 2013, the Company entered into a $107.5 million amended and restated senior secured credit facility which includes a term loan of $102.5 million and a revolver of $5.0 million. The Company used a portion of the proceeds from the amended and restated facility and cash on hand to pay a dividend of $38.5 million to its stockholders. The term loan bears interest, payable quarterly, at the base rate plus a margin (1.75% to 2.50%, dependent on the Company’s reported leverage ratio), or LIBOR plus a margin (2.75% to 3.50%, dependent on the Company’s reported leverage ratio), as defined in the amended and restated facility. In June of 2014, the Company made a $5.0 million prepayment towards the principle balance of the term loan. As of December 27, 2014, $69.3 million bears interest at 3.70% and $33.2 million bears interest at 3.74%. Principal installments ranging from $1.2 million to $2.4 million are due quarterly with all unpaid amounts due at maturity in December 2018.

The senior secured credit facility includes a $5.0 million revolver. The revolver bears interest, payable quarterly at the base rate plus a margin, as defined in the credit agreement documentation or LIBOR plus a margin, as defined in the credit agreement, with all unpaid amounts due at maturity in December 2018. At December 27, 2014 and December 28, 2013, there were no amounts outstanding on the line of credit.

The senior secured credit facility includes a $3.0 million line of credit which the Company may utilize to issue letters of credit. The letter of credit facility matures in December 2018. At December 27, 2014 and December 28, 2013, there were no letters of credit outstanding.

In conjunction with the amended and restated facility, the Company evaluated the refinancing of the amended facility and determined $78.7 million was accounted for as a debt modification and $23.8 million was new debt issuance. The Company incurred $664,000 in financing costs of which $265,000 was expensed and $399,000 was capitalized and is being amortized using the effective interest rate method.

In conjunction with the amended facility, the Company evaluated the refinancing of the original credit facility and determined that the entire $57.8 million was accounted for as a debt modification and none was extinguished. The Company incurred $386,000 in financing costs of which $234,000 was expensed and $152,000 was capitalized and is being amortized using the effective interest rate method.

The amended and restated senior secured credit facility is secured by substantially all assets of the Company and requires compliance with certain financial and non-financial covenants. As of December 27, 2014, the Company was in compliance with all financial covenants.

As of December 27, 2014, the scheduled principle payments on debt were as follows (in thousands):

Fiscal year 2015	$4,869
Fiscal year 2016	8,520
Fiscal year 2017	5,477
Fiscal year 2018	74,855

Total	$93,721

(12)	Commitments and Contingencies

WRI leases certain office and retail space and equipment under non-cancelable operating leases with terms expiring between December 2014 and October 2025.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A schedule of future minimum rental payments required under our operating leases, excluding contingent rent, that have initial or remaining non-cancelable lease terms in excess of one year, as of December 27, 2014, is as follows (in thousands):

Fiscal year 2015	$1,250
Fiscal year 2016	1,145
Fiscal year 2017	1,061
Fiscal year 2018	846
Fiscal year 2019	631
Thereafter	2,954

Total	$7,887

Rent expense under cancelable and non-cancelable leases was $1.9 million for the fiscal years ended December 27, 2014 and December 28, 2013 and $1.7 million for the fiscal year ended December 29, 2012, respectively.

The Company is subject to legal proceedings, claims and liabilities, such as employment-related claims and slip and fall cases, which arise in the ordinary course of business and are generally covered by insurance. In the opinion of management, the amount of ultimate liability with respect to those actions should not have a material adverse impact on financial position, results of operations or cash flows.

Many of the food products the Company purchases are subject to changes in the price and availability of food commodities, including chicken. The Company works with its suppliers and uses a mix of forward pricing protocols for certain items under which we agree with our supplier on fixed prices for deliveries at some time in the future, fixed pricing protocols under which we agree on a fixed price with our supplier for the duration of that protocol, and formula pricing protocols under which the prices we pay are based on a specified formula related to the prices of the goods, such as spot prices.

The Company’s use of any forward pricing arrangements varies substantially from time to time and these arrangements tend to cover relatively short periods (i.e., typically twelve months or less). Such contracts are used in the normal purchases of our food products and not for speculative purposes, and as such are not required to be evaluated as derivative instruments. The Company does not enter into futures contracts or other derivative instruments.

(13)	Employee Benefit Plan

The Company sponsors a 401(k) profit sharing plan for all employees who are eligible based upon age and length of service. The Company made matching contributions of approximately $84,000, $67,000 and $63,000 for fiscal years 2014, 2013 and 2012, respectively.

(14)	Stock-Based Compensation

WSHC’s 2010 Stock Option Plan (the “Plan”) permits the granting of awards to employees, directors and other eligible persons of the Company in the form of stock options. The Plan is administered by WSHC’s board of directors. The options granted under the Plan are generally exercisable within a 10-year period from the date of grant.

The options are subject to either service-based or performance-based vesting. Service-based options contain a service-based, or time-based, vesting provision. Performance-based options contain performance-based vesting provisions based on the Company meeting certain Adjusted EBITDA profitability targets for each fiscal year

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

during the vesting period. Any options that have not vested prior to a change of control or do not vest in connection with a change of control or do vest but are not exercised will be forfeited by the grantee upon a change of control for no consideration. Options issued and outstanding expire on various dates up to fiscal year 2024.

Under the Plan, WSHC had 6,062,596 shares authorized for issuance. There are 2,690,575 shares of common stock issuable upon exercise of currently outstanding options at December 27, 2014 and 292,253 shares available for future grants.

The following table summarizes stock option activity:

	Stock Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Term
Outstanding—December 28, 2013	2,859,079	$0.89	$4,105,000	7.7

Granted	885,000	$4.07
Exercised	(907,254)	$0.63
Canceled	(146,250)	$0.66

Outstanding—December 27, 2014	2,690,575	$2.04	$7,551,000	8.0

The total grant-date fair value of stock options vested during each of the fiscal years 2014, 2013 and 2012 was $0.9 million, $0.7 million and $0.4 million, respectively. The total intrinsic value of stock options exercised was $2.7 million, $2.3 million and $1.0 million for fiscal years 2014, 2013 and 2012, respectively.

Stock-based compensation is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite employee service period (generally the vesting period of the grant). The Company recognized approximately $960,000, $748,000 and $464,000 in stock compensation expense for fiscal years 2014, 2013 and 2012, respectively, with a corresponding increase to additional paid-in-capital. Stock compensation expense is included in selling, general and administrative in the Consolidated Statement of Operations.

A summary of the status of non-vested shares as of December 27, 2014 and the changes during the period then ended is presented below:

	December 27, 2014
	Shares	Weighted average exercise price
Non-vested shares at beginning of year	2,423,306	$0.97
Granted	885,000	$4.07
Vested	(752,875)	$0.78
Forfeited	(146,250)	$0.66

Non-vested shares at end of year	2,409,181	$2.18

As of December 27, 2014, there was $3.0 million of total unrecognized stock compensation expense related to non-vested stock options, which will be recognized over a weighted average period of approximately 3.2 years.

The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model. Expected volatilities are based on volatilities from publicly traded companies operating in the Company’s industry. The Company uses historical data to estimate expected employee forfeiture of stock options. The

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

expected life of options granted is management’s best estimate using recent and expected transactions. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The weighted-average assumptions used in the model were as follows:

	2014	2013	2012
Risk-free interest	1.96%	1.72%	1.19%
Expected life (years)	6.5	6.5	6.3
Expected dividend yield	0%	0%	0%
Volatility	50.8%	56.0%	56.0%
Weighted-average Black-Scholes fair value per share at date of grant	$2.11	$1.40	$1.13

The Company used the simplified method for determining the expected life of the options. In addition, assumptions made regarding forfeitures in determining the remaining unamortized share-based compensation are re-evaluated periodically.

During 2013, the WSHC’s Board of Directors authorized a dividend in the amount of $0.82 per share or $38.5 million. In connection with the declaration and payment of the dividend, the exercise price of some of the outstanding options at December 9, 2013 was reduced by an amount of $0.82 per share. During 2012, WSHC’s Board of Directors authorized a dividend in the amount of $0.42 per share or $19.3 million. In connection with the declaration and payment of the dividend, the exercise price of some of the outstanding options at December 29, 2012 was reduced by an amount of $0.42 per share. At each dividend date, management evaluated the option modification for incremental compensation expense and calculated $163,000 and $104,000 of total incremental compensation for the modifications during each of the years ended 2013 and 2012, respectively.

(15)	Related Party Transactions

The Company is party to a management agreement with Roark Capital Management, LLC (“Roark”), an affiliate of WSHC’s majority stockholder. Pursuant to this management agreement, Roark has agreed to provide the Company with advice concerning finance, strategic planning and other services. Beginning December 15, 2011, the agreement provides that the Company will pay an annual management fee of $412,000 payable in quarterly installments of $103,000, subject to an increase of 3% each January, plus reimbursement of any reasonable expenses. The agreement has an initial term of 10 years, with automatic renewals. After the initial term, the agreement may be terminated by either party with reasonable advance notice, within the terms of the agreement.

Under the terms of the agreement, the Company paid to Roark fees and expense reimbursement totaling $449,000, $436,000 and $422,000 for the fiscal years ended December 27, 2014, December 28, 2013 and December 29, 2012, respectively.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(16)	Business Segments

Information on segments and a reconciliation to income (loss) before taxes are as follows (in thousands):

	Year ended
	December 27, 2014	December 28, 2013	December 29, 2012
Revenue:
Franchise segment	$38,032	$30,202	$25,057
Company segment	29,417	28,797	26,534

Total segment revenue	$67,449	$58,999	$51,591

Segment profit:
Franchise segment	$15,213	$13,106	$10,801
Company segment	5,471	2,605	1,432

Total segment profit	20,684	15,711	12,233
Corporate and other (1)	2,618	831	730
Earn-out obligation	—	—	2,500
Interest expense, net	3,684	2,863	2,431
Other expenses (income), net	84	(6)	(8)

Income (loss) before taxes	$14,298	$12,023	$6,580

Depreciation and amortization:
Franchise segment	$1,868	$1,715	$1,724
Company segment	1,036	1,315	1,206

Total depreciation and amortization	2,904	3,030	2,930

Capital expenditures:
Franchise segment	$1,159	$871	$1,041
Company segment	351	1,275	576

Total capital expenditures	$1,510	$2,146	$1,617

(1)	Corporate and other includes corporate related items not allocated to reportable segments and consists primarily of expenses associated with the Company’s initial public offering and management fees discussed in Note 15.

Information on segment assets and a reconciliation to consolidated assets are as follows (in thousands):

	As of December 27, 2014	As of December 28, 2013
Segment assets:
Franchise segment	$97,296	$96,909
Company segment	8,751	10,254

Total segment assets	106,047	107,163
Corporate and other (2)	14,189	6,288

Total assets	$120,236	$113,451

(2)	Corporate and other includes corporate related items not allocated to reportable segments and consists primarily of cash and cash equivalents, advertising fund restricted assets and capitalized costs associated with the issuance of indebtedness.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Segment goodwill:
Franchise segment	$39,930	$39,930
Company segment	5,198	5,640

Total goodwill	$45,128	$45,570

(17)	Subsequent Events

The Company evaluates events and transactions that occur after the balance sheet date as potential subsequent events. The Company has evaluated subsequent events through March 27, 2015 and has determined no other subsequent events have occurred.

In March 2015, the Company amended and restated the senior secured credit facility. In connection with the amended and restated facility, the facility size was increased to $137.5 million and is comprised of a $132.5 million term loan and a $5.0 million revolving credit facility. The Company used a portion of the proceeds from the amended and restated facility and cash on hand to pay a dividend of $48.0 million to its stockholders. Borrowings under the facility bear interest, payable quarterly, at the Company’s option at the base rate plus a margin (1.50%% to 2.25%, dependent on the Company’s reported leverage ratio) or LIBOR plus a margin (2.50% to 3.25%, dependent on our reported leverage ratio), at the Company’s option. The amended and restated facility also extended the maturity date of the senior secured credit facility from December 2018 to March 2020. Principal installments ranging from $1.66 million to $3.31 million are due quarterly starting June 30, 2015, with all unpaid amounts due at maturity in March 2020. Subject to certain conditions, the Company has the ability to increase the senior secured credit facility by up to an additional $30.0 million.

(18)	Earnings Per Share

The unaudited pro forma earnings per common share, basic and diluted, for fiscal 2014 gives effect to the number of shares whose proceeds would be necessary to pay the dividend on March 18, 2015, which was partially funded by proceeds from the amended and restated senior secured credit facility. Additionally, the Company intends to use a portion of the net proceeds of the offering to pay down indebtedness. Adjusted pro forma earnings per common share, basic and diluted, gives effect to the number of shares whose proceeds would be necessary to pay the dividend that was partially funded by the increased size of the credit facility.

The following table sets forth the computation of the unaudited pro forma earnings per common share, basic and diluted (in thousands, except per share data):

Year ended December 27, 2014
Pro forma earnings per common share, basic (unaudited):
Net income	$8,986
Pro forma weighted average number of shares
Weighted average number of common shares	—
Shares issued in offering necessary to pay dividend	—

Pro forma weighted average number of common shares	—

Pro forma earnings per common share, basic	$—

Pro forma earnings per common share, diluted (unaudited):
Net income	$8,986
Pro forma diluted weighted average number of shares
Diluted weighted average number of common shares	—
Shares issued in offering necessary to pay dividend	—

Pro forma diluted weighted average number of common shares	—

Pro forma earnings per common share, diluted	$—

Item 1. FINANCIAL STATEMENTS.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

(amounts in thousands, except share and per share amounts)

	March 28, 2015 (Unaudited)	December 27, 2014
Assets
Current assets
Cash and cash equivalents	$2,902	$9,723
Accounts receivable, net	2,078	2,380
Prepaid expenses and other current assets	3,273	2,848
Advertising fund assets, restricted	4,145	3,170

Total current assets	12,398	18,121
Property and equipment, net	3,393	3,622
Goodwill	45,128	45,128
Trademarks	32,700	32,700
Customer relationships, net	19,325	19,668
Other non-current assets	1,127	997

Total assets	$114,071	$120,236

Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$1,743	$1,502
Other current liabilities	6,181	6,895
Current portion of debt	4,969	4,869
Advertising fund liabilities, restricted	4,145	3,170

Total current liabilities	17,038	16,436
Long-term debt, net of current	127,531	88,852
Deferred revenues, net of current	6,978	7,159
Deferred income tax liabilities, net	15,045	15,250
Other non-current liabilities	1,527	1,533

Total liabilities	168,119	129,230

Commitments and contingencies (see note 8)
Stockholders’ equity (deficit)
Common stock, $0.01 par value; 100,000,000 shares authorized; 47,997,962 and 47,893,129 shares issued and outstanding as of March 28, 2015 and December 27, 2014, respectively	480	479
Additional paid-in-capital	71	2,309
Accumulated deficit	(54,599)	(11,782)

Total stockholders’ equity (deficit)	(54,048)	(8,994)

Total liabilities and stockholders’ equity (deficit)	$114,071	$120,236

See accompanying notes to consolidated financial statements

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

(amounts in thousands, except per share data)

(Unaudited)

	Thirteen Weeks Ended
	March 28, 2015	March 29, 2014
Revenue
Royalty revenue and franchise fees	$11,157	$8,659
Company-owned restaurant sales	7,869	8,015

Total revenue	19,026	16,674

Costs and expenses
Cost of sales (*)	5,736	5,311
Selling, general and administrative	7,676	4,761
Depreciation and amortization	663	815

Total costs and expenses	14,075	10,887

Operating income	4,951	5,787
Interest expense, net	787	1,016
Other (income) expense, net	29	23

Income before income tax expense	4,135	4,748
Income tax expense	1,581	1,764

Net income	$2,554	$2,984

Earnings per share
Basic	$0.05	$0.06
Diluted	$0.05	$0.06
Weighted average shares outstanding
Basic	47,956	47,011
Diluted	48,518	47,765
Dividends per share	$1.00	$—
(*) exclusive of depreciation and amortization, shown separately

See accompanying notes to consolidated financial statements.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (Deficit)

(amounts in thousands, except share data)

(Unaudited)

	Common Stock		Additional Paid- In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity (Deficit)
	Shares	Amount
Balance at December 27, 2014	47,893,129	$479	$2,309	$(11,782)	$(8,994)
Net income	—	—	—	2,554	2,554
Exercise of stock options	104,833	1	107	—	108
Stock-based compensation expense	—	—	189	—	189
Excess tax benefit of stock-based compensation	—	—	94	—	94
Dividends paid	—	—	(2,628)	(45,371)	(47,999)

Balance at March 28, 2015	47,997,962	$480	$71	$(54,599)	$(54,048)

See accompanying notes to consolidated financial statements.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(amounts in thousands)

(Unaudited)

	Thirteen Weeks Ended
	March 28, 2015	March 29, 2014
Operating activities
Net income	$2,554	$2,984
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	663	815
Excess tax benefit of stock-based compensation	(94)	(81)
Deferred income taxes	(134)	(509)
Stock-based compensation expense	189	103
(Gain)/Loss on disposal of property and equipment	4	(95)
Amortization of debt issuance costs	49	46
Changes in operating assets and liabilities:
Accounts receivable	302	(237)
Prepaid expenses and other assets	(446)	76
Accounts payable and current liabilities	(280)	1,718
Deferred revenue	(280)	836
Other long-term liabilities attributable to deferred rent and lease incentives	(7)	107

Cash provided by operating activities	2,520	5,763
Investing activities
Purchases of property and equipment	(99)	(440)
Proceeds from sales of assets	—	1,147

Cash (used in) provided by investing activities	(99)	707
Financing activities
Proceeds from exercise of stock options	108	117
Borrowings of long term debt	40,000	—
Principal payments on long-term debt	(1,218)	—
Payment of deferred financing costs	(227)	—
Excess tax benefit of stock-based compensation	94	81
Dividends paid	(47,999)	—

Cash (used in) provided by financing activities	(9,242)	198

Net change in cash and cash equivalents	(6,821)	6,668
Cash and cash equivalents at beginning of period	9,723	3,173

Cash and cash equivalents at end of period	$2,902	$9,841

See accompanying notes to consolidated financial statements.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(1)	Basis of Presentation and Summary of Significant Accounting Policies

Overview and Basis of Presentation

Wing Stop Holding Corporation (“WSHC” or “the Company”) was formed on March 16, 2010 to purchase 100% of the equity interests of Wingstop Holdings, Inc. (“WHI”). WHI owns 100% of the common stock of Wingstop Restaurants Inc. (“WRI”). WSHC, through its primary operating subsidiary, WRI, collectively referred to as the “Company”, is in the business of franchising and operating Wingstop restaurants. As of March 28, 2015, 681 franchised restaurants were in operation domestically. As of March 28, 2015, 45 international franchised restaurants were in operation across five countries. As of March 28, 2015, WRI owned and operated 19 restaurants.

The accompanying unaudited consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Consequently, financial information and disclosures normally included in financial statements prepared annually in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted. Balance sheet amounts are as of March 28, 2015 and December 27, 2014 and operating results are for the thirteen weeks ended March 28, 2015 and March 29, 2014. In the Company’s opinion, all necessary adjustments have been made for the fair presentation of the results of the interim periods presented. The results of operations for such interim periods are not necessarily indicative of the results to be expected for the full year. The accompanying interim unaudited consolidated financial statements should be read in conjunction with the audited financial statements and the related notes thereto for the fiscal year ended December 27, 2014 included in the Company’s Registration Statement (Registration No. 333-203891) which was declared effective by the SEC on             (as amended, the “Registration Statement”).

Summary of Significant Accounting Policies

(a)	Principles of Consolidation

The accompanying interim unaudited consolidated financial statements include the accounts of Wing Stop Holding Corporation and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

(b)	Fiscal Year End

The Company uses a 52/53-week fiscal year that ends on the last Saturday of the calendar year. Fiscal years 2015 and 2014 each consist of 52 weeks. The fiscal quarters ended March 28, 2015 and March 29, 2014 each consisted of 13 weeks.

(c)	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions, primarily related to long-lived asset (valuation), indefinite and finite lived intangible asset valuation, income taxes, leases, stock-based compensation, contingencies and common stock equity valuations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Although management bases its estimates on historical experience and assumptions that are believed to be reasonable under the circumstances, actual results could differ from those estimates.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(d)	Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive income is the same as net income for all periods presented. Therefore, a separate statement of comprehensive income (loss) is not included in the accompanying unaudited consolidated financial statements.

(e)	Advertising Expenses

WRI administers the Wingstop Restaurants Advertising Fund, for which WRI collects a percentage, generally 2%, of gross sales from Wingstop restaurant franchisees and WRI-owned restaurants, to be used for various forms of advertising for the Wingstop brand. In some international markets, franchisees manage their own advertising expenditures, which are not included in the advertising fund.

WRI administers and directs the development of all advertising and promotion programs in the advertising fund for which it collects advertising contributions, in accordance with the provisions of its franchise agreements. WRI has a contractual obligation with regard to these advertising contributions. The Company consolidates and reports all assets and liabilities of the advertising fund as restricted assets of the advertising fund and restricted liabilities of the advertising fund within current assets and current liabilities, respectively, in the Consolidated Balance Sheets. The assets and liabilities of the advertising fund consist primarily of cash, receivables, accrued expenses, other liabilities, and any cumulative surplus related specifically to the advertising fund. The revenues, expenses and cash flows of the advertising fund are not included in the Consolidated Statements of Operations or the Consolidated Statements of Cash Flows because the Company does not have complete discretion over the usage of the funds. Rather, under the franchise agreements, contributions to the advertising fund are restricted to advertising, public relations, merchandising, similar activities, and administrative expenses to increase sales and further enhance the public reputation of the Wingstop brand. The aforementioned administrative expenses may also include personnel expenses and allocated costs incurred by the Company which are directly associated with administering the advertising fund, as outlined in the provisions of the franchise agreements.

WRI made discretionary contributions to the advertising fund for the purpose of supplementing national and regional advertising in certain markets of $547,000 and $325,000 for the thirteen weeks ended March 28, 2015 and March 29, 2014, respectively, which are included in Selling, general and administrative expenses in the Consolidated Statements of Operations. Additionally, WRI made net contributions to the advertising fund based on its sales as owner and operator of WRI owned restaurants of approximately $157,000 and $160,000 during the thirteen weeks ended March 28, 2015 and March 29, 2014, respectively, which are included in Costs of sales in the Consolidated Statements of Operations.

In addition to the contributions to the Ad Fund, advertising costs, which are expensed as incurred, were $407,000 and $378,000 thirteen weeks ended March 28, 2015 and March 29, 2014, respectively.

(f)	Net Income Per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted net income per share, the basic weighted average number of shares is increased by the dilutive effect of stock options and restricted share awards, determined using the treasury stock method. We had approximately 45,000 and 245,000 stock options outstanding at March 28, 2015 and March 29, 2014, respectively, that were not included in the dilutive earnings per share calculation because the effect would have been anti-dilutive.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

Basic weighted average shares outstanding is reconciled to diluted weighted average shares outstanding as follows (in thousands):

	Thirteen Weeks Ended
	March 28, 2015	March 29, 2014
Basic weighted average shares outstanding	47,956	47,011
Dilutive stock options	562	754

Diluted weighted average shares outstanding	48,518	47,765

(g)	Business Segments

The Company identifies its reporting segments based on the organizational units used by management to monitor performance and make operating decisions. These reporting segments are as follows: franchise operations and company restaurant operations.

Franchise Segment

The Franchise segment consists of our domestic and international franchise restaurants, which represent the majority of our system-wide restaurants. As of March 28, 2015, the franchise operations segment consisted of 726 restaurants operated by Wingstop franchisees in the United States and five countries outside of the United States. Franchise operations revenue consists primarily of franchise royalty revenue, sales of franchise and development fees and international territory fees. Additionally, vendor rebates received for system-wide volume purchases in excess of the total expense of the vendor’s products are recognized as revenue of franchise operations.

Company Segment

The Company segment consists of our company-owned restaurants, which are located only in the United States. Company restaurant sales are for food and beverage sales at company-owned restaurants. Company restaurant expenses are operating expenses at company-owned restaurants and include food, beverage, labor, benefits, utilities, rent and other operating costs.

	Fiscal Quarter Ended
	March 28, 2015	March 29, 2014
Franchised Restaurant Activity:
Beginning of period	693	590
Openings	34	14
Refranchised (*)	—	5
Closures and relocations	(1)	(1)

Restaurants end of period	726	608

Company-Owned Restaurant Activity:
Beginning of period	19	24
Openings	—	—
Refranchised (*)	—	(5)
Closures and relocations	—	—

Restaurants end of period	19	19

Total Restaurants	745	627

*	Restaurant(s) sold by us to a franchisee. See footnote 3.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

Certain corporate related items are not allocated to the reportable segments and consist primarily of expenses associated with the Company’s initial public offering and management fees. The Company allocates selling general and administrative expenses based on the relative support provided to each reportable segment.

(h)	Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in ASU 2014-08 change the criteria for reporting discontinued operations while enhancing disclosures in this area. It also addresses sources of confusion and inconsistent application related to financial reporting of discontinued operations guidance in U.S. GAAP. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. Those strategic shifts should have a major effect on the organization’s operations and financial results. Examples include a disposal of a major geographic area, a major line of business, or a major equity method investment. In addition, the new guidance requires expanded disclosures about discontinued operations that will provide financial statement users with more information about the assets, liabilities, income, and expenses of discontinued operations. The pronouncement is effective for fiscal years and interim periods within those fiscal years, after December 31, 2015.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This update provides a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. This update is effective for annual and interim periods beginning after December 15, 2016, which will require us to adopt these provisions in the first quarter of fiscal 2018. Early application is not permitted. This update permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect this guidance will have on our consolidated financial statements and related disclosures and have not yet selected a transition method.

In August 2014, the FASB issued ASU No 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments in ASU 2014-15 are intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. Under GAAP, financial statements are prepared under the presumption that the reporting organization will continue to operate as a going concern, except in limited circumstances. The going concern basis of accounting is critical to financial reporting because it establishes the fundamental basis for measuring and classifying assets and liabilities. Currently, GAAP lacks guidance about management’s responsibility to evaluate whether there is substantial doubt about the organization’s ability to continue as a going concern or to provide related footnote disclosures. This ASU provides guidance to an organization’s management, with principles and definitions that are intended to reduce diversity in the timing and content of disclosures that are commonly provided by organizations today in the financial statement footnotes. The pronouncement is effective for fiscal years and interim periods within those fiscal years, after December 31, 2016. The adoption of this pronouncement is not expected to have a material impact on the Company’s financial statements.

In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs. This update intends to simplify the presentation of debt issuance costs in the balance sheet. The ASU specifies that debt issuance costs related to a note shall be reported

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

in the balance sheet as a direct deduction from the face amount of that note, and that amortization of debt issuance costs also shall be reported as interest expense. The ASU does not affect the current guidance on the recognition and measurement of debt issuance costs. The update is effective for the Company in fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is allowed for all entities for financial statements that have not been previously issued. Entities would apply the new guidance retrospectively to all prior periods presented. The company has evaluated the ASU and determined that it has no material impact on the consolidated financial statements and has elected not to early adopt.

(2)	Fair Value Measurements

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. Assets and liabilities are classified using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1—Unadjusted quoted prices for identical instruments traded in active markets.

Level 2—Observable market-based inputs or unobservable inputs corroborated by market data.

Level 3—Unobservable inputs reflecting management’s estimates and assumptions.

The following table shows the Company’s financial assets that are required to be measured at fair value on a recurring basis in our Consolidated Balance Sheets (in thousands):

	Fair Value Hierarchy	March 28, 2015	December 27, 2014
Other non-current assets:
Interest rate caps	Level 2	$9	$38

The fair value of the interest rate caps are estimated using industry standard valuation models and market-based observable inputs, including interest rate curves. In addition, the fair value of the interest rate caps includes consideration of the counterparty’s non-performance risk.

The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature. Fair value of our debt is determined on a non-recurring basis, which results are summarized as follows (in thousands):

	Fair Value Hierarchy	March 28, 2015		December 27, 2014
		Carrying Value	Fair Value	Carrying Value	Fair Value
Total debt obligations:
Senior Secured Term Loan Facility (1)	Level 3	$132,500	$132,500	$93,721	$94,443

(1)	The fair value of long-term debt was estimated using a discounted cash flow method based on a discount rate, reflecting the applicable credit spread.

The Company estimated the fair value of debt using prevailing market rates for debt of similar remaining maturities and credit risk for our revolving and term loan facilities.

In connection with purchase accounting, the Company made estimates of the fair value of its long-lived and intangible assets based upon assumptions related to the future cash flows, discount rates and asset lives utilizing

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

currently available information, and in some cases, valuation results from independent valuation specialists (Level 3 determination of fair value). The Company also measures certain non-financial assets at fair value on a non-recurring basis, primarily long-lived assets, intangible assets and goodwill, in connection with our periodic evaluations of such assets for potential impairment.

(3)	Divestures

In February 2014, WRI sold five restaurants to an existing franchisee, which had a carrying value of $1.0 million, comprised of $610,000 in net assets and $442,000 in allocated goodwill, for proceeds of $1.1 million, resulting in a gain on disposal of approximately $100,000. Upon disposal of the assets, any gain or loss is recorded on the Consolidated Statements of Operations in Selling, general and administrative.

(4)	Prepaid Expenses and Other Current Assets and Other Current Liabilities

Prepaid expenses and other current assets consisted of the following (in thousands):

	March 28, 2015	December 27, 2014
Prepaid expenses	$1,716	$1,170
Deferred income tax asset	1,364	1,408
Inventories	193	176
Other	—	94

Total	$3,273	$2,848

Other current liabilities consisted of the following (in thousands):

	March 28, 2015	December 27, 2014
Accrued payroll and bonuses	$1,101	$1,814
Current portion of deferred revenues	1,661	1,759
Accrued legal and other professional fees	749	1,655
Accrued interest	737	749
Other accrued liabilities	1,933	918

Total	$6,181	$6,895

(5)	Derivative Financial Instruments

At March 28, 2015, the Company had outstanding floating rate debt obligations of $132.5 million. In March 2012, the Company entered into interest rate cap agreements for an aggregate notional amount of $25.5 million to minimize the variability of its cash flows related to a portion of its floating rate indebtedness. The interest rate cap agreement caps LIBOR at 1.5% from March 2012 through December 2014 with respect to the $25.5 million notional amount of such agreements. In March 2014, the Company entered into an additional interest rate cap agreement for an additional notional amount of $24.4 million to minimize the variability of its cash flows related to a portion of its floating rate indebtedness. The interest rate cap agreement caps LIBOR at 2.50% from March 2014 through December 2016 with respect to the $24.4 million notional amount of such agreements. On December 31, 2014, the notional amount increased by $24.3 million to $48.7 million.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

Gains and losses realized due to the expiration of applicable portions of the interest rate caps are reclassified to Other (income) expense at the time quarterly interest payments are made.

(6)	Income Taxes

The Company recognized income tax expense of $1.6 million on income before income taxes of $4.1 million, or an effective tax rate of 38.2%, for the thirteen weeks ended March 28, 2015, compared to income tax expense of $1.8 million on income before income taxes of $4.7 million, or an effective tax rate of 37.2%, for the thirteen weeks ended March 29, 2014.

(7)	Debt Obligations

In March 2015, the Company amended and restated the senior secured credit facility previously entered into in December 2013. In connection with the second amended and restated facility, the facility size was increased to $137.5 million and is comprised of a $132.5 million term loan and a $5.0 million revolving credit facility. The Company used a portion of the proceeds from the second amended and restated facility and cash on hand to pay a dividend of $48.0 million to its shareholders. Borrowings under the facility bear interest, payable quarterly, at the Company’s option at the base rate plus a margin (1.50% to 2.25%, dependent on the Company’s reported leverage ratio) or LIBOR plus a margin (2.50% to 3.25%, dependent on our reported leverage ratio), at the Company’s option. The second amended and restated facility also extended the maturity date of the senior secured credit facility from December 2018 to March 2020. Principal installments ranging from $1.66 million to $3.31 million are due quarterly starting June 30, 2015, with all unpaid amounts due at maturity in March 2020. Subject to certain conditions, the Company has the ability to increase the second senior secured credit facility by up to an additional $30.0 million. As of March 28, 2015, term loan of $132.5 million bears interest at 3.52%.

The second amended and restated senior secured credit facility includes a $5.0 million revolver. The revolver bears interest, payable quarterly at the base rate plus a margin, as defined in the credit agreement documentation or LIBOR plus a margin, as defined in the credit agreement, with all unpaid amounts due at maturity in December 2018. At March 28, 2015 and December 27, 2014, there were no amounts outstanding on the line of credit.

In conjunction with the second amended and restated senior secured facility, the Company evaluated the refinancing of the amended facility and determined substantially all of the $132.5 million was accounted for as a debt modification. The Company incurred $888,000 in financing costs of which $661,000 was expensed and $227,000 was capitalized and is being amortized using the effective interest rate method.

In December 2013, the Company entered into a $107.5 million amended and restated senior secured credit facility which includes a term loan of $102.5 million and a revolver of $5.0 million. The Company used a portion of the proceeds from the amended and restated facility and cash on hand to pay a dividend of $38.5 million to its stockholders. The term loan bears interest, payable quarterly, at the base rate plus a margin (1.75% to 2.50%, dependent on the Company’s reported leverage ratio), or LIBOR plus a margin (2.75% to 3.50%, dependent on the Company’s reported leverage ratio), as defined in the amended and restated facility. In June of 2014, the Company made a $5.0 million prepayment towards the principle balance of the term loan.

The second senior secured credit facility includes a $3.0 million line of credit which the Company may utilize to issue letters of credit. The letter of credit facility matures in March 2020. At March 28, 2015 and December 27, 2014, there were no letters of credit outstanding.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

The amended and restated senior secured credit facility is secured by substantially all assets of the Company and requires compliance with certain financial and non-financial covenants. As of March 28, 2015, the Company was in compliance with all financial covenants.

As of March 28, 2015, the scheduled principle payments on debt were as follows (in thousands):

Remainder of fiscal year 2015	$3,312
Fiscal year 2016	8,281
Fiscal year 2017	6,625
Fiscal year 2018	9,938
Fiscal year 2019	11,594
Fiscal year 2020	92,750

Total	$132,500

(8)	Commitments and Contingencies

WRI leases certain office and retail space and equipment under non-cancelable operating leases with terms expiring at various date through October 2025.

A schedule of future minimum rental payments required under our operating leases, excluding contingent rent, that have initial or remaining non-cancelable lease terms in excess of one year, as of March 28, 2015, is as follows (in thousands):

Remainder of fiscal year 2015	$940
Fiscal year 2016	1,145
Fiscal year 2017	1,061
Fiscal year 2018	846
Fiscal year 2019	631
Fiscal year 2020	506
Thereafter	2,448

Total	$7,577

Rent expense under cancelable and non-cancelable leases was $472,000 and $521,000 for the thirteen weeks ended March 28, 2015 and March 29, 2014, respectively.

The Company is subject to legal proceedings, claims and liabilities, such as employment-related claims and slip and fall cases, which arise in the ordinary course of business and are generally covered by insurance. In the opinion of management, the amount of ultimate liability with respect to those actions should not have a material adverse impact on financial position, results of operations or cash flows.

Many of the food products the Company purchases are subject to changes in the price and availability of food commodities, including chicken. The Company works with its suppliers and uses a mix of forward pricing protocols for certain items under which we agree with our supplier on fixed prices for deliveries at some time in the future, fixed pricing protocols under which we agree on a fixed price with our supplier for the duration of that protocol, and formula pricing protocols under which the prices we pay are based on a specified formula related to the prices of the goods, such as spot prices.

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

The Company’s use of any forward pricing arrangements varies substantially from time to time and these arrangements tend to cover relatively short periods (i.e., typically twelve months or less). Such contracts are used in the normal purchases of our food products and not for speculative purposes, and as such are not required to be evaluated as derivative instruments. The Company does not enter into futures contracts or other derivative instruments.

(9)	Stock-Based Compensation

WSHC’s 2010 Stock Option Plan (the “Plan”) permits the granting of awards to employees, directors and other eligible persons of the Company in the form of stock options. The Plan is administered by WSHC’s board of directors. The options granted under the Plan are generally exercisable within a 10-year period from the date of grant.

The options are subject to either service-based or performance-based vesting. Service-based options contain a service-based, or time-based, vesting provision. Performance-based options contain performance-based vesting provisions based on the Company meeting certain Adjusted EBITDA profitability targets for each fiscal year during the vesting period. Any options that have not vested prior to a change of control or do not vest in connection with a change of control or do vest but are not exercised will be forfeited by the grantee upon a change of control for no consideration. Options issued and outstanding expire on various dates up to fiscal year 2024.

Under the Plan, WSHC had 6,062,596 shares authorized for issuance. There are 2,488,549 shares of common stock issuable upon exercise of currently outstanding options at March 28, 2015 and 389,466 shares available for future grants.

The following table summarizes stock option activity:

	Stock Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Term
Outstanding—December 27, 2014	2,690,575	2.04	$7,551,000	8.0

Granted	—	—
Exercised	(104,833)	1.03
Canceled	(97,193)	0.47

Outstanding—March 28, 2015	2,488,549	1.65	$7,516,000	7.6

Stock-based compensation is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the requisite employee service period (generally the vesting period of the grant). The Company recognized approximately $189,000 and $103,000 in stock compensation expense for thirteen weeks ended March 28, 2015 and March 29, 2014, respectively, with a corresponding increase to additional paid-in-capital. As of March 28, 2015, there was $3.3 million of total unrecognized stock compensation expense related to non-vested stock options, which will be recognized over a weighted average period of approximately 3.2 years. Stock compensation expense is included in Selling, general and administrative in the Consolidated Statement of Operations. There were no grants during the thirteen week period ending March 28, 2015.

During 2015, the WSHC’s Board of Directors authorized a dividend in the amount of $1.00 per share or $48.0 million. In connection with the declaration and payment of the dividend, the exercise price of some of the

WING STOP HOLDING CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

outstanding options on March 27, 2015 was reduced by an amount of $1.00 per share. Management evaluated the option modification for incremental compensation expense and calculated $537,000, of which $57,000 was recorded during the thirteen weeks ended March 28, 2015.

(10)	Related Party Transactions

The Company is party to a management agreement with Roark Capital Management, LLC (“Roark”), an affiliate of WSHC’s majority shareholder. Pursuant to this management agreement, Roark has agreed to provide the Company with advice concerning finance, strategic planning and other services. Beginning December 15, 2011, the agreement provides that the Company will pay an annual management fee of $412,000 payable in quarterly installments of $103,000, subject to an increase of 3% each January, plus reimbursement of any reasonable expenses. The agreement has an initial term of 10 years, with automatic renewals. After the initial term, the agreement may be terminated by either party with reasonable advance notice, within the terms of the agreement.

Under the terms of the agreement, the Company paid to Roark fees and expense reimbursement totaling $117,000 and $113,000 for the thirteen weeks ended March 28, 2015 and March 29, 2014, respectively.

(11)	Business Segments

Information on segments and a reconciliation to income (loss) before taxes are as follows (in thousands):

	Thirteen Weeks Ended
	March 28, 2015	March 29, 2014
Revenue:
Franchise segment	$11,157	$8,659
Company segment	7,869	8,015

Total segment revenue	$19,026	$16,674

Segment profit:
Franchise segment	$5,048	$4,110
Company segment	1,317	1,790

Total segment profit	6,365	5,900
Corporate and other (1)	1,414	113
Interest expense, net	787	1,016
Other expenses (income), net	29	23

Income (loss) before taxes	$4,135	$4,748

(1)	Corporate and other includes corporate related items not allocated to reportable segments and consists primarily of expenses associated with the Company’s initial public offering and management fees discussed in Note 10.

(12)	Subsequent Events

The Company evaluates events and transactions that occur after the balance sheet date as potential subsequent events. The Company has evaluated subsequent events through May 14, 2015 and has determined no other subsequent events have occurred.

THE WING
WING·STOP
EXPERTS

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             shares

Common Stock

PROSPECTUS

Morgan Stanley	Jefferies	Baird

Goldman, Sachs & Co.	Barclays	Wells Fargo Securities

Part II: Information not required in the prospectus

Item 13.	Other expenses of issuance and distribution.

The following table sets forth all fees and expenses, other than the underwriting discounts and commissions payable solely by the registrant in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the registration fee of the Securities and Exchange Commission, the FINRA filing fee and The Nasdaq Global Select Market listing fee.

SEC registration fee		$10,022.25
FINRA filing fee		13,438.00
The Nasdaq Global Select Market listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing fees and expenses		*
Transfer agent and registrar fees and expenses		*
Blue sky fees and expenses		*
Director and officer insurance		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of directors and officers.

Section 102(b)(7) of the DGCL allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our restated certificate of incorporation will provide for this limitation of liability.

Section 145 of the DGCL, which we refer to as Section 145, provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our amended and restated certificate of incorporation will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL and must also pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise.

We intend to enter into indemnification agreements with each of our current directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our certificate of incorporation, our bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

The proposed form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.	Recent sales of unregistered securities.

The following list sets forth information as to all securities we have sold or exchanged since March 27, 2012, which were not registered under the Act. Amounts below do not give effect to our reorganization and, in connection therewith, the conversion of all common stock of Wing Stop Holding Corporation (and all declared and unpaid yield thereon (as of March 27, 2015)) and options to purchase common stock of Wing Stop Holding Corporation into an aggregate of                 shares of common stock of Wingstop Inc. and                 options to purchase shares of common stock of Wingstop Inc., based on the assumed initial public offering price of $         (which is the midpoint of the price range set forth on the cover page of this prospectus).

1.	Since March 27, 2012, we have granted stock options to purchase an aggregate of 2,480,000 shares of our common stock at exercise prices ranging from $1.90 to $4.85 per share to employees under our 2010 Stock Option Plan. During 2012, our board of directors authorized a dividend in the amount of $0.42 per share or $19.3 million. In connection with the declaration and payment of the dividend, the exercise price of some of our outstanding options was reduced by an amount of $0.42 per share. During 2013, our board of directors authorized a dividend in the amount of $0.82 per share or $38.5 million. In connection with the declaration and payment of the dividend, the exercise price of some of our outstanding options was reduced by an amount of $0.82 per share.

2.	Since March 27, 2012, we have issued and sold an aggregate of 2,675,864 shares of our common stock to employees and directors upon payment of approximately $1,456,657 pursuant to exercises of options granted under our 2010 Stock Option Plan.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (1) and (2) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16.	Exhibits and financial statements.

(a) The exhibit index attached hereto is incorporated herein by reference.

(b) No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Dallas, Texas on May 15, 2015.

Wingstop Inc.

By:	/s/ Charles R. Morrison
Charles R. Morrison
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.

Signature	Title

/s/ Charles R. Morrison Charles R. Morrison
President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Michael F. Mravle Michael F. Mravle
Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

*	Chairman of the Board of Directors
Neal K. Aronson

*	Director
Sidney J. Feltenstein

*	Director
Michael J. Hislop

*	Director
Lawrence P. Molloy

*	Director
Erik O. Morris

*	Director
Steven M. Romaniello

*By:	/s/ Charles R. Morrison
Charles R. Morrison Attorney-in-fact

Index to exhibits

Exhibit No.

1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Certificate of Incorporation of Wingstop Inc.

3.2*	Form of Amended and Restated Bylaws of Wingstop Inc.

4.1*	Form of Stock Certificate for Common Stock

5.1*	Opinion of King & Spalding LLP regarding legality of securities being offered

10.1*	Form of Shareholder Agreement by and among Wingstop Holdings, Inc., RC II WS LLC and the other shareholders party thereto (Form 1)

10.2*	Form of Shareholder Agreement by and among Wingstop Holdings, Inc., RC II WS LLC and the other shareholders party thereto (Form 2)

10.3*	Shareholder Agreement, dated April, 9, 2010, by and among Wingstop Holdings, Inc., RC II WS LLC and Gleacher Mezzanine Fund II, L.P.

10.4*	Registration Rights Agreement, dated , 2015, by and between Wingstop Inc. and RC II WS LLC

10.5†	Amended and Restated Management Advisory and Consulting Services Agreement, dated December 15, 2011, by and between Wing Stop Holding Corporation and Roark Capital Management, LLC

10.6	Second Amended and Restated Credit Agreement, dated March 18, 2015, by and among Wing Stop Holding Corporation, as Borrower, the subsidiaries of Wing Stop Holding Corporation, as Guarantors, the several lenders from time to time parties thereto, Wells Fargo Bank, National Association, as Administrative Agent and Issuing Lender, and Regions Bank, as Co-Syndication Agent and Merrill Lynch, Pierce, Fenner & Smith as Co-Syndication Agent et al.

10.7†	Wing Stop Holding Corporation 2010 Stock Option Plan

10.8*†	Form of Option Award Agreement for Wing Stop Holding Corporation 2010 Stock Option Plan (Form 1)

10.9*†	Form of Option Award Agreement for Wing Stop Holding Corporation 2010 Stock Option Plan (Form 2)

10.10*†	Form of Wingstop Inc. 2015 Omnibus Equity Incentive Plan

10.11*†	Form of Award Agreement for Wingstop Inc. 2015 Omnibus Equity Incentive Plan

10.12†	Employment Agreement, dated June 25, 2012, by and between Wingstop Restaurants Inc. and Charles Morrison

10.13†	Employment Agreement, dated September 22, 2014, by and between Wingstop Restaurants Inc. and Michael F. Mravle

10.14†	Employment Agreement, dated September 2, 2014, by and between Wingstop Restaurants Inc. and William Engen

10.15*†	Form of Change in Control Bonus Award Agreement

10.16*†	Form of Indemnification Agreement

16.1	Letter to the Securities and Exchange Commission from McGladrey LLP

21.1*	List of subsidiaries of Wingstop Inc.

23.1*	Consent of King & Spalding LLP (included as part of Exhibit 5.1)

23.2**	Consent of Ernst & Young LLP, independent registered public accounting firm

24.1	Powers of Attorney

*	To be filed by amendment.
**	Filed herewith.
†	Indicates management agreement.